SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549
                             ----------------------

                                    FORM 6-K

                        REPORT of Foreign Private Issuer

                    Pursuant to Rule 13a-16 or 15d-16 of the
                         Securities Exchange Act of 1934

                             Date: December 19, 2003

                         Commission file number 1-14748

                           OPEN JOINT STOCK COMPANY OF
                         LONG DISTANCE AND INTERNATIONAL
                          TELECOMMUNICATIONS ROSTELECOM
                          Doing Business as Rostelecom
                 (Translation of registrant's name into English)

                             THE RUSSIAN FEDERATION
                         (Jurisdiction of organization)

                         14 1ST TVERSKAYA-YAMSKAYA STR.
                              125047 MOSCOW, RUSSIA
                    (Address of principal executive offices)

         Registrant's telephone number, international: +7 095 973 9940

         Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

                          Form 20-F   X             Form 40-F   __
                                     ---

     Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

                          Yes   __                  No   X
                                                        ---

     If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): 82-________

     On November 15, 2003, Open Joint Stock Company of Long Distance and International Telecommunications Rostelecom (the "Company") filed Securities Issuer's Quarterly Report with the Federal Commission for Securities Market ("FCSM"). A copy of the report is attached hereto as Exhibit 99.

                                    SIGNATURE


     Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.





Date:    December 19, 2003             By:             [signed]
                                          -----------------------------------
                                       Name:  Vladimir I. Androsik
                                       Title: Deputy General Director -
                                              Finance Director

                                  EXHIBIT INDEX

The following exhibit has been disclosed as part of this Form 6-K:

Exhibit Number                  Description

     99. English translation of the Securities Issuer's Quarterly Report filed with the Federal Commission for Securities Market ("FCSM").

                                                                      Exhibit 99


                                                                        APPROVED
                                                              Board of Directors
                                              Minutes No.10 of November 03, 2003

                                             Chairman of the Board of Directors
                                             V. N. Yashin         [signed]
                                                            -------------------
                                                                     (Signature)


                                                                          (Seal)


                                QUARTERLY REPORT



                            Open Joint Stock Company
               Long-Distance and International Telecommunications
                                   Rostelecom



       ----------------------- ------- ---- ----- ----- ----- ----- ----
                           Issuer Code: 0 0 1 2 4 - A
       ----------------------- ------- ---- ----- ----- ----- ----- ----


                                3rd Quarter, 2003



Issuer's Legal Address: 5 Delegatskaya St., Moscow, 127091
Issuer's Postal Address: 14, 1st Tverskaya-Yamskaya St., Moscow, 125047

Information contained in this quarterly report is subject to disclosure in accordance with Russian Federation securities legislation



-------------------------------------------------------------------------------
General Director,                  ________________          S.I. Kuznetsov
OJSC Rostelecom                       (signature)          (Name and initials)
Date: November 1, 2003
-------------------------------------------------------------------------------
-------------------------------------------------------------------------------
Chief Accountant,                  ________________            A.A. Lutsky
OJSC Rostelecom                       (signature)          (Name and initials)
Date: November 1, 2003                  (Seal)
-------------------------------------------------------------------------------


-------------------------------------------------------------------------------
Contact person: Dmitry V. Bolgov, Chief Expert, Securities Department
Phone: (095) 973-9979
Facsimile: (095) 787-2850
E-mail: oracb@hq.rt.ru
Web-site: http://www.rt.ru
-------------------------------------------------------------------------------



I. Members Of The Issuer's Management Bodies, Its Bank Accounts, Auditors, Appraiser, And Financial Consultant and Other Signatories
         To This Quarterly Report.............................................11

           1.1       Members Of The Issuer's Management Bodies................11

           1.2       The Issuer's Bank Accounts...............................13

           1.3       The Issuer's Auditor(s)..................................13

           1.4       The Issuer's Appraiser...................................13

           1.5       The Issuer's Consultants.................................13

           1.6       Other Signatories To This Quarterly Report...............13

II.      The Issuer's Financial And Economic Status...........................14

           2.1       The Issuer's Financial And Economic Indicators...........14

           2.2       The Issuer's Market Capitalization.......................15

           2.3       The Issuer's Liabilities.................................16

                     2.3.1     Accounts Payable...............................16

                     2.3.2     The Issuer's Credit History....................17

                     2.3.3     The Issuer's Liabilities Resulting from Security
                               Issued to Third Parties .......................17

                     2.3.4     Other Liabilities of the Issuer................18

           2.4       The Purposes and Use of Proceeds from the Issuance of Issue
                     Securities...............................................18

           2.5       Risks In Connection  With The Purchase Of Placed Issue
                     Securities And Securities That Are Being Placed..........21

                     2.5.1     Industry Risks.................................21

                     2.5.2     Country And Regional Risks.....................23

                     2.5.3     Financial Risks................................24

                     2.5.4     Legal Risks....................................25

                     2.5.5     Risks Related To The Issuer's Operations.......26

III.     Detailed Information On The Issuer...................................28

           3.1       The Issuer's Establishment and Development...............28

                     3.1.1     The Issuer's Corporate Name....................28

                     3.1.2     State Registration of the Issuer...............29

                     3.1.3     Issuer's Establishment and Development.........29

                     3.1.4     Contact Information............................32

                     3.1.5     Taxpayers's Identification Number (TIN)........32

                     3.1.6     Issuer's Branches and Representative Offices...32

           3.2       Issuer's Principal Operations............................34

                     3.2.1     Issuer's Field of Business.....................34

                     3.2.2     Issuer's Principal Operations..................34

                     3.2.3     Principal Products (Works, Services)...........35

                     3.2.4 Issuer's Suppliers Accounting For 10% Or More Of Total Supplies To The Issuer, With Percentages
                               Of The Total Supplies Specified................38

                     3.2.5     Target Markets For The Issuer's Products (Works,
                               Services)......................................38

                     3.2.6     Working Capital And Inventory Management
                               Practices......................................39

                     3.2.7     Raw materials..................................39

                     3.2.8     Principal Competitors..........................39

                     3.2.9     Licenses Held By The Issuer....................43

                     3.2.10    Issuer's Joint Operations......................45

                     3.2.11 Additional Requirements To Issuers That Are Joint-Stock Investment Funds Or Insurance
                               Organizations..................................45

                     3.2.12    Additional Requirements To Issuers That Are
                               Mineral Production Entities....................45

                     3.2.13    Additional  Requirements  To Issuers That Are
                               Providers Of Telecommunications Services.......45

           3.3       N/A......................................................51

           3.4       The Issuer's Future Plans................................51

           3.5       The  Issuer's   Participation  in  Industrial,   Banking
                     and  Financial Groups, Holding Companies, Concerns and
                     Associations.............................................53

           3.6       The Issuer's Subsidiaries And Dependent Companies........54

           3.7       The  Issuer's   Fixed  Assets:   Composition,   Structure,
                     Value, Planned Purchases, Replacement, Retirement and Any
                     Encumbrances.............................................66

                     3.7.1     Fixed Assets...................................66

                     3.7.2     The Value of Issuer's Real Property Assets.....66

IV.      The Issuer's Financial And Business Operations.......................67

           4.1       The Issuer's Financial And Business Results..............67

                     4.1.1     Profit And Losses..............................67

                     4.1.2 Factors That Influenced Changes in the Amount of Proceeds From the Sale of Products, Work and Services by the Issuer and Income
                               (Losses)  From  its Principal Operations.......68

           4.2       The Issuer's Liquidity...................................68

           4.3       The Issuer's Capital And Current Assets Size, Structure,
                     And Adequacy.............................................69

                     4.3.1     The Issuer's Capital And Current Assets Size And
                     Structure................................................69

                     4.3.2     The Issuer's Capital And Current Assets
                     Adequacy.................................................70

                     4.3.3     Cash Assets....................................70

                     4.3.4     The Issuer's Financial Investments.............70

                     4.3.5     The issuer's Intangible Assets.................71

           4.4       The Issuer's R&D,  Licenses And Patents,  New  Development
                     And Research Project Policies And Expenditures...........71

           4.5       Trends In  Field of the Issuer's of Principal Operations.71

V. Members Of The Issuer's Management Bodies, Its Financial And Business Operations Auditing Bodies, And Brief Information About The Issuer's
         Employees............................................................75

           5.1       The Organization And Authority Of The Issuer's Management
                     Bodies...................................................75

           5.2       Members Of The Issuer's Management Bodies................84

           5.3 Amount of Remuneration, Benefits and/or Cost Reimbursement Amounts for Each Management Body of the
                     Issuer...................................................90

           5.4       Organization  and Authority of the Auditing Bodies of the
                     Issuer's  Financial and Business Operations..............91

           5.5       Members of the Bodies Auditing the Issuer's Financial and
                     Business Operations......................................92

           5.6 Amount of Remuneration, Benefits and/or cost Reimbursement Amounts of the Auditing Bodies of the
                     Issuer's Financial and Business Operations...............93

           5.7       Number of Issuer's Employees, Employee Education and
                     Category  Summary  Data,  and Headcount Changes..........94

           5.8 The Issuer's Obligations to Employees with Respect to Their Potential Participation in the Issuer's Charter
                     (Share) Capital (Equity Fund)............................94

VI.      The Issuer's Participants (Shareholders) And Interested-Party
         Transactions.........................................................94

           6.1       The Total Number of the Issuer's Shareholders
                     (Participants)...........................................94

           6.2 The Issuer's Participants (Shareholders) Owning At Least 5% Of Its Charter (Share) Capital (Equity Fund) Or At Least 5% Of Its Ordinary Shares, And The Participants (Shareholders) Of Those Entities Owning At Least 20% Of Their Charter (Share) Capital (Equity Fund) Or At Least 20%
                     Of Their Ordinary Shares.................................95

           6.3       Portions Of The Issuer's  Charter  (Share)  Capital
                     (Equity Fund) Owned By The State Or A Municipal Entity Or
                     The Existence Of Special Rights (The Golden Share).......95

           6.4       Restrictions  Concerning  Participation  In The Issuer's
                     Charter  (Share) Capital (Equity Fund)...................95

           6.5 Changes In The Composition And Participation Interests Of The Issuer's Shareholders (Participants) Holding At Least 5% Of Its Charter (Share) Capital (Equity Fund) Or At
                     Least 5% Of Its Ordinary Shares..........................96

           6.6       Interested Party Transactions Entered into by the Issuer.98

           6.7       Accounts Receivable......................................99

VII. The Issuer's Accounting Statements And Other Financial Information..100

           7.1       The Issuer's Annual Accounting Statements...............100

           7.2       The Issuer's Quarterly Accounting Statements for the Latest
                     Complete Reporting Quarter..............................100

           7.3 The Issuer's Consolidated Accounting Statements for the Past Three Complete Financial Years or for Each Complete
                     Financial Year..........................................100

           7.4       Total Exports and Exports as a Percentage of Total Sales100

           7.5       Material Changes in the Issuer's Assets Since the Ending
                     Date of the Latest Complete Financial Year..............100

           7.6 The Issuer's Involvement in Judicial Proceedings That May Significantly Affect Its Financial and Business
                     Operations..............................................101

VIII. Additional Information About The Issuer And Placement Of Its Issued Securities 103

           8.1       Additional Information About the Issuer.................103

                     8.1.1     The Issuer's Charter (Share) Capital (Equity
                               Fund) Size and Structure......................103

                     8.1.2     Changes in the Size of the Issuer's Charter
                               (Share) Capital (Equity Fund).................103

                     8.1.3     Formation and Uses of the Issuer's Reserve Fund
                               and Other Funds...............................103

                     8.1.4     The Procedure For Convening Meetings Of The
                               Issuer's Top Management Body..................103

                     8.1.5 Business Entities In Which The Issuer Owns At Least 5% Of Their Charter (Share) Capital (Equity Fund) Or At Least 5% Of Their Ordinary
                               Shares........................................106

                     8.1.6     Material Transactions Effected By The Issuer..106

                     8.1.7     The Issuer's Credit Ratings...................106

           8.2       The Issuer's Shares By Category (Class).................108

           8.3       Prior Issues of the Issuer's Securities Other Than its
                     Shares..................................................112

                     8.3.1     Issues of Which All Securities Have Been
                     Redeemed (Cancelled)....................................112

                     8.3.2     Issues of Securities Currently in Circulation.112

                     8.3.3 Issues of Securities under Which the Issuer's Obligations Have Not Been Fulfilled
                     (Default)...............................................112

           8.4       Entity (Entities) that Have Provided Security for Bonds
                     Issued..................................................112

           8.5       Issued Bond Obligation Security Terms...................112

           8.6       Organizations that Register the Rights to Securities
                     Issued by the Issuer....................................112

           8.7 Laws Governing Capital Imports and Exports that May Affect Payment of Dividends, Interest, and Other Amounts
                     Payable to Nonresidents.................................112

           8.8       Taxation of Income Generated by Securities Placed or Being
                     Placed by the Issuer....................................112

           8.9       Dividends  Declared  (Accrued)  and Paid on the Issuer's
                     Shares,  and Yields the Issuer's Bonds..................114

           8.10      Other Information.......................................115

ANNEX 1 The Company's  Quarterly  Accounting  Statements for the Third Quarter,
Prepared in Accordance  with Russian Federation Legislation..................116

ANNEX  2  Information on the Bank Accounts of OJSC Rostelecom................123

ANNEX 3 Commercial  Entities in Which OJSC  Rostelecom  Holds at Least 5% of
their Charter  Capital or at Least 5% of their Ordinary Shares...............135

Introduction

     Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom (hereinafter, "Rostelecom" or the "Company") is a legal entity organized under the laws of the Russian Federation on September 23, 1993.

     The Company's permanent executive body (the Management Board) is located at: 5 Delegatskaya St., Moscow 127091, phone number +7 (095) 972-8283, facsimile number +7 (095) 787-2850, e-mail: info@rostelecom.ru, web site: http://www.rt.ru.

     Rostelecom's charter capital currently equals 2,428,819.4725 rubles and consists of 728,696,320 ordinary shares and 242,831,469 Class A preferred shares; par value: 0.0025 rubles a share. Shares were placed in phases between 1993 and 1999 through private offerings, voucher and cash auctions, and conversion of the shares of acceding company.

     Joint-Stock Company Rostelecom was established on September 23, 1993 through option 1 privatization of the State-Owned Communication Enterprise, which was reorganized as a Long-Distance and International Telecommunications Open Joint Stock Company Rostelecom by Order No. 1507-r issued by the Russian Federation State Committee for State Property Management on August 27, 1993.

     Order No. 1507-r of the Russian Federation State Committee for State Property Management dated August 27, 1993 approved Privatization Plan of State Enterprise Rostelecom, the Asset Valuation Certificate, and a Charter of Joint-Stock Company Rostelecom, as developed by the privatization commission (the Rostelecom Charter was registered by the Moscow Registration Chamber on September 23, 1993, registration number 21833).

In accordance with the above documents:

- a total of 2,334,376 shares were issued (par value: 1,000 rubles), including 583,594 Class A preferred shares, 47,007 Class B preferred shares, and 1,703,775 ordinary shares;

-             all the shares issued were in paperless form;

- ordinary shares totaling 38% of Joint-Stock Company Rostelecom's charter capital, representing to 51% of its voting shares, were retained by the Russian Federation State Committee for State Property Management, to be kept in federal ownership for a period of up to 3 years (887,063 shares worth 887,063,000 rubles) (of which 233,438 shares worth 233,438,000 rubles, 10% of the Company's shares, were to be assigned to the Employee Stock Ownership Fund (ESOF));

- 466,875 ordinary shares worth 466,875,000 rubles, 20% of the Company's total shares, were managed by the Russian Federal Property Fund (RFPF), as decided at the time of the establishment of Joint-Stock Company Rostelecom;

- 583,594 Class A preferred shares (25% of the total charter capital) were intended to be provided to Company's employees free of charge;

- Class B preferred shares (47,007 shares, or 2.014% of the Company's charter capital) were held by the RFPF;

- shares intended to be placed on favorable terms that have not been placed were kept by the RFPF and converted to Class B preferred shares. When the RFPF subsequently sold them through voucher and cash auctions, those shares were converted to ordinary shares;

- 233,118 ordinary shares (9.986% of the total charter capital) were purchased by the Company's employees through a private offering on favorable terms (at a discount of 30% of the par value, to be paid over a period of 3 years, with a first payment of at least 15% of the par value of the shares);

- 5% of the ordinary shares were purchased by management officials at par value, on the terms of separate contracts concluded with them.

Thus, under the initial offering, shares were placed as follows:

- 9.16% of ordinary shares were sold below par value to the Company's employees and former employees;

- 4.94% of ordinary shares were sold at par value to Company's management officials;

- 25% of preferred shares were provided to the Company's employees and former employees free of charge;

- 38% of ordinary shares were fixed with the Russian Federation State Committee for State Property Management for a period of three years;

- 22.9% of shares were left with the RFPF to be sold at voucher and cash auctions.

     In accordance with Resolution of the Russian Federation Government No. 547 dated August 4, 1992, the Moscow City Government's Department of Finance (as per Letter No. 06-22/1947 dated November 15, 1993) performed state registration of the issue of shares of Open Joint Stock Company Rostelecom for the total amount of 2,334,376,000 rubles, including 1,703,775 ordinary shares worth 1,703,775,000 rubles and 630,601 preferred shares worth 630,601,000 rubles; state registration code: No. 73-1"P"-1947 dated November 10, 1993 (each ordinary and preferred share had a par value of 1,000 rubles).

     The disclosure date and the initial offering commencement date of issue No. 73-1"P"-1947 is the date when the information was published in Rossiiskaya gazeta (on November 30, 1993). The offering termination date is the date of the notice made by the RFPF to the Joint-Stock Company Rostelecom (Notice No. fi-2.14.2/2255 dated September 29, 1994).

     As per Order No. 1507-r of the Russian Federation State Committee for State Property Management dated August 27, 1993, providing that 22.014% of Rostelecom shares were to be sold at an interregional voucher auction, the RFPF held a specialized voucher auction between March 14 and April 12, 1994 (Auction Report No. 9358 dated April 28, 1994), in which 21.88% of shares were sold, and notified the Moscow City Government's Department of Finance, the Moscow Registration Chamber, and Joint-Stock Company Rostelecom (a copy of Letter No. fi-4.14.2/2924 dated December 7, 1994) that Company shares had been split, so that each 1,000-ruble share was split into 80 shares each worth 12.5 rubles. After the auction, the amount of shares with the new par value became as follows: 140,062,560 ordinary shares and 466,875,520 preferred shares.

     Following a specialized cash auction, held by the RFPF between July 10 and August 11, 1995 (Auction Report No. 8002 dated September 15, 1995), in which 0.87% of the total shares were sold, the shares were split again, by a factor of five, of which Rostelecom was notified by the RFPF (Letter No. fi-14-1/2931 dated September 29, 1995). As a result, the share par value was set at 2.5 rubles, and the after the auction the amount of shares with the new par value became as follows: 700,312,800 ordinary shares and 233,437,600 preferred shares. Besides, two other cash auctions were held (Auction Report No. 41 dated July 26, 1994 and Auction Reports Nos. 1 and 2 dated January 31, 1996): on July 26, 1994, 0.13% of the total amount shares were sold, and on January 31, 1996, 0.022% of the total amount shares were sold.

     As per a decision of the Russian Federation Federal Commission for the Securities Market (Commission meeting minutes No. 39 dated August 9, 1999), the results of the issue of ordinary registered paperless shares (including Class B preferred shares) and Class A preferred registered paperless shares of the Open Joint Stock Company Rostelecom were registered (Issue State Registration Number:
73-1P-1947 dated November 10, 1993).

     On February 27, 1997, Rostelecom's ordinary and preferred shares then outstanding were listed as Level I securities and began to be traded at the Moscow Interbank Currency Exchange.

     On October 27, 1997, Rostelecom's ordinary and preferred shares then outstanding were listed as Level I and Level II securities, respectively, and began to be traded at the Russian Trading System (RTS) Stock Exchange.

     On April 28, 1997, Presidential Decree No. 427 On Measures for Further Development of Telecommunications and Management of Federally-Owned Shares of Open Joint Sock companies Svyazinvest (Telecommunications), Rostelecom, Tsentralny Telegraf, Yekaterinburgskaya Gorodskaya Telefonnaya Set, and Giprosvyaz. Article 3 of that Decree said, "The RFPF shall contribute the federally-owned shares of the above-listed joint stock companies to the charter capital of Joint Stock Company Svyazinvest".

     On February 17, 1997, American Depositary Receipts representing Rostelecom's ordinary shares were listed at the New York Stock Exchange.

     In June 1999, the general meetings of shareholders of OJSC Rostelecom and OJSC MMT (Mezhdugorodny i Mezhdunarodny Telefon) adopted a decision to reorganize the companies by way of acceding of MMT to OJSC Rostelecom. Following the completion of the acceding procedure, a new version of the Company's Charter was adopted on August 28, 2000, which reflected all the changes involved in the reorganization and Company's legal succession with respect to all the rights and obligations of taken over OJSC MMT.

     To accommodate the reorganization, the decision was adopted to issue OJSC Rostelecom shares, which was approved by OJSC Rostelecom's Board of Directors on July 7, 1999 (Board Meeting Minutes No. 2), based on the decision adopted by the General Meeting of the Company's Shareholders of June 26, 1999 (Meeting Minutes No. 1 dated July 1, 1999) and the Accession Agreement between the Company and OJSC MMT dated July 17, 1999. Additional ordinary shares of the Company were placed by way of converting the OJSC MMT's ordinary shares into ordinary shares of the Company. Additional preferred shares of the Company were placed by way of converting the OJSC MMT's preferred shares into preferred shares of the Company.

     Following the completion of the additional share issuance procedures, on October 16, 2000 the Russian Federation Federal Commission for the Securities Market registered the report on the results of the issue of ordinary registered paperless shares of Rostelecom (registration number: 1-02-00124-A of August 16,
1999) and Class A preferred registered shares of Rostelecom (registration number: 2-02-00124-A of August 16, 1999).
                                   ----------
     On September 9, 2003, under Russian Federation Federal Commission for the Securities Market Order No. 03-1915/o, Rostelecom shares were consolidated as follows:

- the state registration numbers previously assigned to the issues of OJSC Rostelecom's ordinary registered paperless shares - 73-I"P"-1947 of November 10, 1993 and 1-02-00124-A of August 16,
              1999 - were cancelled. These issues were given a new state registration number 1-01-00124-A of September 9, 2003;

- the state registration numbers previously assigned to the issues Rostelecom's preferred registered paperless shares - 73-I"P"-1947 of November 10, 1993 and 2-02-00124-A of August 16, 1999 - were cancelled. These issues were given a new state registration number: 2-01-00124-A of September 9, 2003.

     On July 11, 2003, OJSC Rostelecom's ordinary shares were listed as Level I securities and began to be traded at the St. Petersburg Stock Exchange.

     This quarterly report contains estimates and projections by the Company's authorized management bodies about future events and/or actions, an outlook for the development of the Company's principal activity sector, the Company's performance, including its plans, and the likelihood of certain events or actions. Investors should not fully rely on the Company management's evaluations and projections, because the Company's future actual performance results may differ from forecasts due to a number of reasons. Purchasing Company securities involves risks described in this quarterly report.



             I. Members Of The Issuer's Management Bodies, Its Bank Accounts, Auditors, Appraiser, And Financial
               Consultant and Other Signatories To This Quarterly
                                     Report

1.1      Members Of The Issuer's Management Bodies

         The Company's Directors:

-------------------- --------------------------------------------- -------------
     Full Name                         Position                      Year of
                                                                           birth
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Valery Nikolaevich   General Director, OJSC Svyazinvest,               1941
Yashin               Chairman of the Board of Directors
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Sergei Ivanovich     General Director, OJSC Rostelecom                 1953
Kuznetsov
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Stanislav            Executive Director and Director of                1946
Petrosovich          Department for Marketing and Tariff
Avdiyants            Policies, OJSC Svyazinvest
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Vadim Yevgenievich   Deputy General Director, OJSC Svyazinvest         1958
Belov
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Nikolai Pavlovich    Regional Director of OJSC Novgorodtelecom         1948
Yemelianov           Branch, North-Western Telecom
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Alexander
Vladimirovich        Member of the Board of Directors, OJSC            1964
Lopatin              Rostelecom
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Stanislav
Nikolaevich          Deputy General Director, OJSC Svyazinvest         1945
Panchenko
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Victor Abramovich    President, OJSC Rossiyskaya                       1938
Polishchuk           Telekommunikatsionnaya Set
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Irina Mikhailovna    Director of Department for Corporate              1950
Ragozina             Governance, OJSC Svyazinvest
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Mikhail
Viktorovich          General Director, LLC Metropol                    1965
Slipenchuk
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Yevgeny              Deputy General Director, OJSC Svyazinvest         1968
Valerievich
Yurchenko
-------------------- --------------------------------------------- -------------

         The Company's Sole Executive Body:

--------------------- --------------------------------------------- ------------
     Full Name                          Position                      Year of
                                                                           birth
--------------------- --------------------------------------------- ------------
--------------------- --------------------------------------------- ------------
Sergei Ivanovich      General Director, OJSC Rostelecom             1953
Kuznetsov
--------------------- --------------------------------------------- ------------


     Members of the Company's Collegiate Management Body (Management Board):

-------------------- --------------------------------------------- -------------
     Full Name                         Position                      Year of
                                                                           birth
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Sergei Ivanovich     General Director, OJSC Rostelecom             1953
Kuznetsov
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Sergei Lvovich       Deputy General Director - Administrative      1953
Akopov               Director, OJSC Rostelecom
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Vladimir Ivanovich   Deputy General Director - Finance Director,   1975
Androsik             OJSC Rostelecom
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Dmitry               Deputy General Director - Project             1971
Mikhailovich         Management Director, OJSC Rostelecom
Gurevich
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Dmitry               First Deputy General Director, OJSC           1950
Yevgenievich         Rostelecom
Yerokhin
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Vadim Yurievich      Deputy General Director - IT Director, OJSC   1968
Izotov               Rostelecom
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Igor Alekseevich     First Deputy General Director of OJSC         1964
Kalugin              Rostelecom - Director of MMT Branch of OJSC
                     Rostelecom
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Alexander            Member of the Board of Directors, OJSC        1964
Vladimirovich        Rostelecom
Lopatin
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Alexander            Chief Accountant, OJSC Rostelecom             1972
Aleksandrovich
Lutsky
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Vladimir             Deputy General Director, OJSC Rostelecom
Konstantinovich                                                    1956
Mironov
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Dmitry               Deputy General Director for Legal Matters,
Vyacheslavovich      OJSC Rostelecom                               1973
Sigalov
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Gulnara              Deputy General Director - Commercial
Shamilievna          Director, OJSC Rostelecom                     1970
Khasyanova
-------------------- --------------------------------------------- -------------
-------------------- --------------------------------------------- -------------
Vladimir             Deputy General Director - Technical           1958
Vladimirovich        Director, OJSC Rostelecom
Terekhov
-------------------- --------------------------------------------- -------------


1.2      The Issuer's Bank Accounts

     Information about the Company's bank accounts is contained in Annex 2 hereto.

1.3      The Issuer's Auditor(s)

     Rostelecom's accounting practices and financial (accounting) reports are audited by Closed Joint Stock Company Ernst & Young Vneshaudit, its address:
77/1 Sadovnicheskaya  naberezhnaya,  Moscow 115035; phone: (095) 705-9700,  fax:
(095) 755-9701, e-mail: moscow@ru.eyi.com.

     It holds License for the Performing of Auditing Activities No. A003246, issued by the Russian Federation Ministry of Finance on January 17, 2003, valid for five years.

     CJSC Ernst & Young Vneshaudit performs independent audits of the Company's accounting practices and financial (accounting) reports since the 2002 financial year up to the present.

     No factors affecting the auditor's independence have been detected.

     The Company prepares financial reports in according with the International Financial Reporting Standards (IAS), so no consolidated accounts are prepared in accordance with the Russian Accounting Standards (RAS).

     In accordance with its Charter, every year the Company retains an auditor that is not linked by property interests with the Company or its shareholders. The Company's Auditor is approved by the general meeting of shareholders. The amount of Auditor's fees is set by the Board of Directors. After CJSC Arthur Andersen terminated its activities in 2002, CJSC Ernst & Young Vneshaudit was selected as the Company's auditor. The Company's auditor for the 2003 financial year was selected on a no-bidding basis.

     No special auditing assignments were performed from 2002 up to the present. No significant interests linking the auditor or its officers with the Company have been detected. There are no deferred or overdue payments for the auditor's services.

1.4      The Issuer's Appraiser

     No appraisers were retained by the Company during the reporting period.

1.5      The Issuer's Consultants

     No financial consultants on securities market were retained by the Company to advise it on securities issuance matters.

1.6      Other Signatories To This Quarterly Report

     N/A.




II. The Issuer's Financial And Economic Status

2.1 The Issuer's Financial And Economic Indicators (in accordance to Russian Accounting Standards)

------------------------------------------------------------------------------
     Indicator          Value                  Calculation Method
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Net                                assets, rubles 23,636,626 In accordance with
                                   the procedure set by the Russian Federation
                                   Ministry of Finance and the Federal
                                   Commission for the Securities Market for
                                   joint stock companies
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Liabilities to                     (End-of-period long-term liabilities +
capital and             77.63      end-of-period short-term liabilities) /
reserves ratio, %                  End-of-period capital and reserves x 100
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Short-term
liabilities to                     End-of-period short-term liabilities /
capital and             43.46      end-of-period capital and reserves x 100
reserves ratio, %
------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                   (Accounting period net profit +
                                   depreciation for the accounting period) /
Debt service            25.86      (Liabilities payable during the
coverage, %                        accounting period + interest payable
                                   during the accounting period)
------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                   End-of-period debt overdue /
Overdue debt                       (End-of-period long-term liabilities +
level, %                 1.35      end-of-period short-term liabilities) x
                                   100
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Net asset turnover       0.87      Revenue from sales of goods, products,
                                   works, and services less VAT, excise tax,
ratio, times                       and other taxes and charges / net assets
                                      value
------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                   Costs of goods, products, works, and
Payables turnover,       1.46      services sold net of business and
times                              managerial costs / end-of-period payables
------------------------------------------------------------------------------
------------------------------------------------------------------------------
                                   Revenue from sales of goods, products, works,
                                   and services net of value-added tax, excise
                                   tax, and other taxes and
Receivables                        charges / (end-of-period receivables
turnover, times          2.8       associated with sales revenue (net of
                                   VAT) less end-of-period contributions payable
                                   by the Participants (Founders) to the
                                   Company's share capital)
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Profit tax to           24.93      Profit tax / pre-tax profit
pre-tax profit
ratio, %
------------------------------------------------------------------------------

     The growth of net assets up to 23,637,000 rubles was accompanied by the decrease in the ratio between Company's liabilities and capital and reserves (debt to capital and reserves ratio went from 110.4% in 2002 down to 77.6%). At the same time, net asset turnover increased (0.9 times for the nine months of 2003, as compared with 0.6 times in 2002).

     It is also important to note that the short-term liabilities to capital and reserves ratio decreased from 73% to 44%, and payables turnover from 2.3 to 1.5 times, which is indicative of improved structure of payables. The level of payables overdue is quite low, since the Company tries to pay its debts on due dates. The debt service coverage rate was 26%. The main factor contributing to the improvement of the structure of payables was the restructuring of the Company's debt to Vneshekonombank, whereby the short-term debt was converted to a long-term debt.

     Receivables turnover decreased from 3.7 times to 2.8 times. This is mainly due to the use of a new accounting treatment settlement with international telecommunications operators in 2003 accepted due to which larger receivables are shown in the accounts.

     Profit tax to pre-tax profit ratio is 24.9%, which practically equals the current profit tax rate.

     Overall, the Company's financial and economic indicators show that its position in the telecommunications market is stable, as its principal ratios are comparable with the industry's averages.

2.2      The Issuer's Market Capitalization

     The weighted average prices to the Company's shares during the past five years:

Ordinary shares:                          Preferred shares:
1998 - 0.84 U.S. dollars                  1998 - 0.34 U.S. dollars
1999 - 1.62 U.S. dollars                  1999 - 0.51 U.S. dollars
2000 - 1.07 U.S. dollars                  2000 - 0.36 U.S. dollars
2001 - 0.88 U.S. dollars                  2001 - 0.43 U.S. dollars
2002 - 1,24 U.S. dollars                  2002 - 0.78 U.S. dollars
2003 (3rd quarter) - 1.61 U.S. dollars    2003 (3rd quarter) - 1.18 U.S. dollars

     Since the Company's shares are listed in the Russian Trading System as Level I securities, the Company's market capitalization is calculated by multiplying the number of shares of the relevant category by the weighted average price of a share of this category based on the ten largest transactions performed through the securities trader during the month immediately preceding the last month of the reporting quarter or during the last month of each fiscal year, for which the Issuer's market capitalization is reported.

     Thus, the Company's market capitalization during the past five years is as follows:

         1998 - 666,211,812 U.S. dollars

         1999 - 1.301,661,065 U.S. dollars

         2000 - 865,061,028 U.S. dollars

         2001 - 742,787,712 U.S. dollars

         2002 - 1,092.047,502 U.S. dollars

         2003 (3rd quarter) - 1,459,244,567 U.S. dollars

2.3      The Issuer's Liabilities (according to Russian Accounting Standards)

2.3.1    Accounts Payable

--------------------------------------------------------------------------------
       Payables          Total                       Including
----------------------            ----------------------------------------------
----------------------            ----------------------------------------------
                                     Current                 Overdue
----------------------                         ---------------------------------
----------------------                         ---------------------------------
                                                 Total          Including
----------------------                                --------------------------
----------------------                                --------------------------
                                                          Less than  More than 3
                                                          3 months     months
                                                          overdue      overdue
--------------------------------------------------------------------------------
 Total payables,       18,083,993   18,077,442   6,551      2,229       4,322
thousand rubles
 including:
--------------------------------------------------------------------------------
 Total borrowed        4,452,255    4,452,255      -          -           -
funds, thousand
rubles
 Of which:
--------------------------------------------------------------------------------
 Credits, thousand      295,087      295,087       -          -           -
rubles
--------------------------------------------------------------------------------
 Loans, thousand       4,157,168    4,157,168      -          -           -
rubles
 including:
--------------------------------------------------------------------------------
 Bond loans,               -            -          -          -           -
thousand rubles
--------------------------------------------------------------------------------
 Total other           13,631,738   13,625,187   6,551      2,229       4,322
payables, thousand
rubles
 including:
--------------------------------------------------------------------------------
 To suppliers and
contractors,
thousand rubles        11,347,158   11,344,630   2,528       689        1,839
 including:
 Promissory notes
payable, thousand
rubles                     -            -          -          -           -
--------------------------------------------------------------------------------
 To affiliates,        6,745,216    6,745,213      2          2           -
thousand rubles
--------------------------------------------------------------------------------
 Wages and salaries,     85,197       85,197       -          -           -
thousand rubles
--------------------------------------------------------------------------------
 Amounts payable to
the budget and
off-budget funds,       353,744      352,249     1,495       850         644
thousand rubles
--------------------------------------------------------------------------------
 Other payables,       1,843,111    1,843,111      -          -           -
thousand rubles
--------------------------------------------------------------------------------
 TOTAL, thousand       18,083,993   18,077,442   6,551      2,229       4,322
rubles
--------------------------------------------------------------------------------

     Creditors accounting for at least 10 % of the Company's total payables:

------------------------------------------------------------------------------
    Creditor         Total payables,        Short-term         Long-term
                     thousand rubles
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Alfa-Bank               3,045,790           1,065,910          1,979,880
------------------------------------------------------------------------------
------------------------------------------------------------------------------
RTC-Leasing             6,452,151           1,446,865          5,005,286
------------------------------------------------------------------------------

         Full name: Open Joint Stock Company Alfa Bank

         Abbreviated name: OJSC Alfa-Bank

         Amount payable: 3,045,790,000 rubles.

         Payables overdue: none as of September 30, 2003.



         Full name: Open Joint Stock Company RTC-Leasing

         Abbreviated name: OJSC RTC-Leasing

         Amount payable: 6,452,151,000 rubles.

         Payables overdue: none as of September 30, 2003.

         The Company's participation in RTC-Leasing: 27.06% of the charter capital, as of September 30, 2003.

         RTC-Leasing's participation in the Company's charter capital: 0%.

2.3.2    The Issuer's Credit History

------------------------------------------------------------------------------
Liabilit Creditor The       Repayment date        Interest  Repayment date
         (lender) amount                          rate
                  of
                  principal
                           ----------------------          -------------------
                           ----------------------          -------------------
                           scheduled actual                 scheduled actual
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Credit  Merryll  100       15.02    14.02.2000   LIBOR+    15.02    14.02.2000
        Lynch    million   2000     restructured 3.5%      2000     restructured
        Internat U.S.               as a loan                       as a
                 dollars            from OJSC                       loan
                                    RTC-Leasing                     from
                                                                     RTC-Leasing
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Loan    CJSC     1,909.88  15.11.2005            0 %       15.11.2005
        RTC-     million
        Leasing  rubles
------------------------------------------------------------------------------
------------------------------------------------------------------------------
Loan    Sumitomo 41.4      15.07.2005            LIBOR+    15.07.2005
        Corporat million                         3.2%
                 U.S.
                 dollars
------------------------------------------------------------------------------
------------------------------------------------------------------------------
PromissoCJSC     98.6      30.06.2006            5.94%     30.06.2006
notes   Alfa-    million
        bank     U.S.
                 dollars
------------------------------------------------------------------------------


2.3.3    The Issuer's Liabilities Resulting from Security Issued to Third
         Parties

     RTC-Leasing's liabilities under agreements secured by suretyship issued by
Rostelecom:

----------------------------------------------------------------------------------------
No.  Creditor      Repayment date Currency   Amount         Outstanding
----------------------------------------------------------------------------------------
1    CJSC ING Bank  03.10.2003      U.S.   10,000,000         562,500(Eurasia)dollars
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
2    Siemens AG     01.09.2004      DEM     2,970,779         674,324
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
3    Siemens AG     28.01.2005      DEM     1,986,038         649,775
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
4    Siemens AG     29.12.2003      DEM     1,515,382         590,498
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
5    Siemens AG     23.09.2004      DEM       427,924          72,747
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
6    Siemens AG     06.03.2005      DEM     2,361,595         735,228
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
7    Siemens AG     27.03.2006      DEM     2,618,158       1,339,762
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
8    Fujitsu, Ltd.  09.11.2004      U.S.    4,168,429       1,221,894 dollars
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
9    Alcatel AG     03.10.2003      DEM       729,656         56,201
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
10   Alcatel AG     27.12.2004      DEM     4,567,886        772,091
-----------------------------------------------------------------------------------------
-----------------------------------------------------------------------------------------
11   Ericsson       30.11.2003      U.S.    2,989,600        498,267 Nicola Tesla dollars
-----------------------------------------------------------------------------------------

     In accordance with the agreement between Rostelecom and RTC-Leasing, all the RTC-Leasing debt guaranteed by the Company was repaid by October 3, 2003.


2.3.4    Other Liabilities of the Issuer

     As of September 30, 2003, the Company did not have any agreements or other liabilities not shown in the accounts.

2.4      The Purposes and Use of Proceeds from the Issuance of Issue Securities

     Joint-Stock Company Rostelecom was established on September 23, 1993 through option 1 privatization of the State-Owned Communication Enterprise, which was reorganized as a long-distance and international telecommunications Open Joint Stock Company Rostelecom by Order No. 1507-r issued by the Russian Federation State Committee for State Property Management on August 27, 1993.

     Order No. 1507-r of the Russian Federation State Committee for State Property Management dated August 27, 1993 approved Privatization Plan of State Enterprise Rostelecom, the Asset Valuation Certificate, and a Charter of Joint-Stock Company Rostelecom, as developed by the privatization commission (the Rostelecom Charter was registered by the Moscow Registration Chamber on September 23, 1993, registration number 21833).

     In accordance with the above documents:

- a total of 2,334,376 shares were issued (par value: 1,000 rubles), including 583,594 Class A preferred shares, 47,007 Class B preferred shares, and 1,703,775 ordinary shares;

-             all the shares issued were in paperless form;

- ordinary shares totaling 38% of Joint-Stock Company Rostelecom's charter capital, representing to 51% of its voting shares, were retained by the Russian Federation State Committee for State Property Management, to be kept in federal ownership for a period of up to 3 years (887,063 shares worth 887,063,000 rubles) (of which 233,438 shares worth 233,438,000 rubles, 10% of the Company's shares, were to be assigned to the Employee Stock Ownership Fund (ESOF));

- 466,875 ordinary shares worth 466,875,000 rubles, 20% of the Company's total shares, were managed by the RFPF, as decided at the time of the establishment of Joint-Stock Company Rostelecom;

- 583,594 Class A preferred shares (25% of the total charter capital) were intended to be provided to Company's employees free of charge;

- Class B preferred shares (47,007 shares, or 2.014% of the Company's charter capital) were held by the RFPF;

- shares intended to be placed on favorable terms that have not been placed were kept by the RFPF and converted to Class B preferred shares. When the RFPF subsequently sold them through voucher and cash auctions, those shares were converted to ordinary shares;

- 233,118 ordinary shares (9.986% of the total charter capital) were purchased by the Company's employees through a private offering on favorable terms (at a discount of 30% of the par value, to be paid over a period of 3 years, with a first payment of at least 15% of the par value of the shares);

- 5% of the ordinary shares were purchased by management officials at par value, on the terms of separate contracts concluded with them.

         Thus, under the initial offering, shares were placed as follows:

- 9.16% of ordinary shares were sold below par value to the Company's employees and former employees;

- 4.94% of ordinary shares were sold at par value to Company's management officials;

- 25% of preferred shares were provided to the Company's employees and former employees free of charge;

- 38% of ordinary shares were fixed with the Russian Federation State Committee for State Property Management for a period of three years;

- 22.9% of shares were left with the RFPF to be sold at voucher and cash auctions.

     In accordance with the Russian Federation Government Resolution No. 547 dated August 4, 1992, the Moscow City Government's Department of Finance (as per Letter No. 06-22/1947 dated November 15, 1993) performed state registration of the issue of shares of Open Joint Stock Company Rostelecom for the total amount of 2,334,376,000 rubles, including 1,703,775 ordinary shares worth 1,703,775,000 rubles and 630,601 preferred shares worth 630,601,000 rubles; state registration code: No. 73-1"P"-1947 dated November 10, 1993 (each ordinary and preferred share had a par value of 1,000 rubles).

     The disclosure date and the initial offering commencement date of issue No. 73-1"P"-1947 is the date when the information was published in Rossiiskaya gazeta (on November 30, 1993). The offering termination date is the date of the notice made by the RFPF to the Joint-Stock Company Rostelecom (Notice No. fi-2.14.2/2255 dated September 29, 1994).

     As per Order No. 1507-r of the Russian Federation State Committee for State Property Management dated August 27, 1993, providing that 22.014% of Rostelecom shares were to be sold at an interregional voucher auction, the RFPF held a specialized voucher auction between March 14 and April 12, 1994 (Auction Report No. 9358 dated April 28, 1994), in which 21.88% of shares were sold, and notified the Moscow City Government's Department of Finance, the Moscow Registration Chamber, and the Rostelecom Joint-Stock Company (a copy of Letter No. fi-4.14.2/2924 dated December 7, 1994) that Company shares had been split, so that each 1,000-ruble share was split into 80 shares each worth 12.5 rubles. After the auction, the amount of shares with the new par value became as follows: 140,062,560 ordinary shares and 466,875,520 preferred shares.

     Following a specialized cash auction, held by the RFPF between July 10 and August 11, 1995 (Auction Report No. 8002 dated September 15, 1995), in which 0.87% of the total shares were sold, the shares were split again, by a factor of five, of which Rostelecom was notified by the RFPF (Letter No. fi-14-1/2931 dated September 29, 1995). As a result, the share par value was set at 2.5 rubles, and the after the auction the amount of shares with the new par value became as follows: 700,312,800 ordinary shares and 233,437,600 preferred shares. Besides, two other cash auctions were held (Auction Report No. 41 dated July 26, 1994 and Auction Reports Nos. 1 and 2 dated January 31, 1996): on July 26, 1994, 0.13% of the total amount shares were sold, and on January 31, 1996, 0.022% of the total amount shares were sold.

     As per a decision of the Russian Federation Federal Commission for the Securities Market (Commission meeting minutes No. 39 dated August 9, 1999), the results of the issue of ordinary registered paperless shares (including Class B preferred shares) and Class A preferred registered paperless shares of the Open Joint Stock Company Rostelecom were registered (Issue State Registration Number:
73-1P-1947 dated November 10, 1993).

     Proceeds from the placement of shares were in the form of property and fixed assets of State Enterprise Rostelecom, as well as in monetary funds allocated to replenish the Company's working capital.

     On February 27, 1997, Rostelecom's ordinary and preferred shares then outstanding were listed as Level-One securities and began to be traded at the Moscow Interbank Currency Exchange.

     On October 27, 1997, Rostelecom's ordinary and preferred shares then outstanding were listed as Level-One and Level-Two securities, respectively, and began to be traded at the Russian Trading System (RTS) Stock Exchange.

     On April 28, 1997, Presidential Decree No. 427 On Measures for Further Development of Telecommunications and Management of Federally-Owned Shares of Open Joint Sock companies Svyazinvest (Telecommunications), Rostelecom, Tsentralny Telegraf, Yekaterinburgskaya Gorodskaya Telefonnaya Set, and Giprosvyaz. Article 3 of that Decree said, "The RFPF shall contribute the federally-owned shares of the above-listed joint stock companies to the charter capital of Joint Stock Company Svyazinvest".

     On February 17, 1997, American Depositary Receipts representing Rostelecom's ordinary shares were listed at the New York Stock Exchange.

     In June 1999, the general meetings of shareholders of OJSC Rostelecom and OJSC MMT (Mezhdugorodny i Mezhdunarodny Telefon) adopted a decision to reorganize the companies by way of acceding of MMT to OJSC Rostelecom. Following the completion of the acceding procedure, a new version of the Company's Charter was adopted on August 28, 2000, which reflected all the changes involved in the reorganization and Company's legal succession with respect to all the rights and obligations of taken over OJSC MMT.

     To accommodate the reorganization, the decision was adopted to issue OJSC Rostelecom shares, which was approved by OJSC Rostelecom's Board of Directors on July 7, 1999 (Board Meeting Minutes No. 2), based on the decision adopted by the General Meeting of the Company's Shareholders of June 26, 1999 (Meeting Minutes No. 1 dated July 1, 1999) and the Accession Agreement between the Company and OJSC MMT dated July 17, 1999. Additional ordinary shares of the Company were placed by way of converting the OJSC MMT's ordinary shares into ordinary shares of the Company. Additional preferred shares of the Company were placed by way of converting the OJSC MMT's preferred shares into preferred shares of the Company.

     Following the completion of the additional share issuance procedures, on October 16, 2000 the Russian Federation Federal Commission for the Securities Market registered the report on the results of the issue of ordinary registered paperless shares of Rostelecom (registration number: 1-02-00124-A of August 16, 1999) and Class A preferred registered shares of Rostelecom (registration number: 2-02-00124-A of August 16, 1999).

     On September 9, 2003, under Russian Federation Federal Commission for the Securities Market Order No. 03-1915/o, Rostelecom shares were consolidated as follows:

- the state registration numbers previously assigned to the issues of OJSC Rostelecom's ordinary registered paperless shares - 73-I"P"-1947 of November 10, 1993 and 1-02-00124-A of August 16,
              1999 - were canceled. These issues were given a new state registration number 1-01-00124-A of September 9, 2003;

- the state registration numbers previously assigned to the issues Rostelecom's preferred registered paperless shares - 73-I"P"-1947 of November 10, 1993 and 2-02-00124-A of August 16, 1999 - were canceled. These issues were given a new state registration number:
              2-01-00124-A of September 9, 2003.

     On July 11, 2003, OJSC Rostelecom's ordinary shares were listed as level-one securities and began to be traded at the St. Petersburg Stock Exchange.

2.5 Risks In Connection With The Purchase Of Placed Issue Securities And Securities That Are Being Placed

2.5.1    Sectoral Risks

     There is a possibility that the Company may be unable to maintain its dominant position in Russia's telecommunications market due to the increasingly tough competition and rapid progress in technology. Apart from the Company, there are several other operators in Russia that have essential network facilities of their own.

     Alternative operators, such as Sonera Rus, Rascom, and TransTelecom use fiber-optic lines (FOL) of their own. Primary network facilities are also managed by TransTelecom using a FOL-based network and by Federal State Unitary Enterprise Kosmicheskaya Svyaz and Zond Holding. Alternative operators have been especially active in the most profitable segments of the market: mobile communications and documentary telecommunications.

     The 2002 overall results indicate that alternative operators continue to show stable profit growth and their presence in the telecommunications market is increasingly significant. There is a risk that the competitors will pursue more aggressive pricing policies which may reduce the Company's income if those operators provide new telecommunications services (like telematic services) at low prices, thereby bringing overall telecommunications prices down to a lower level.

     Although alternative operators continue to advance into regional markets, Moscow and St. Petersburg remain the basic markets for their fixed communications network services. Therefore, any reduction of traffic through the Company's networks and a lowering of outgoing international call rates in the two cities driven by harsher competition may significantly affect the Company's performance.

     At present, the Company is not facing that risk in the voice communications sector, because regional operators have no long-distance or international communications licenses.

     The continued practice of cross-subsidizing, resulting in ill-balanced tariff rates, may prompt the Company's customers to use the services of its competitors. The inconsistent policy of government regulation pursued in Russia's telecommunications market during the past few years, including, in particular, cross-subsidizing of communications services which leads to ill-balanced tariffs for those services, both domestically and internationally, may cause the Company's partners to change service consumption patterns or to use lower-priced services of competitors, which may impair the Company's incomes.

     The Company's success as a leading player in Russia's telecommunications market will depend on the improvement of its tariff policies and adoption by the government of market-regulation laws to meet the interests of the market operators and to provide equal business environment for all of them.

     The uncertain scope of government regulation in Russia may lead to changes in laws and other normative acts involving the telecommunications sector which may cause major negative consequences for the Company's business operations.

     Russia does not have a well-developed legal framework to govern telecommunications services, although there are several laws, decrees and regulations governing the telecommunications sector. The basic effective laws governing telecommunications in Russia are the Federal Law on Communications dated February 16, 1995, as amended, and the Federal Law on Natural Monopolies dated August 17, 1995, as amended. Effective regulations do not clearly specify interaction between the two laws, which has led to the adoption of mutually contradictory resolutions and decisions.

     As the main provider of long-distance communications services in Russia, the Company is subject to regulation under the above-mentioned Law on Communications and under other Russian laws. Although the Company uses its best efforts to comply with applicable laws, decrees, and regulations, one can never be certain that future government audits will not reveal violations of those laws, decrees, and regulations and that the Company will be able to remedy such violations during the grace periods for meeting obligations set by government authorities, or that government audit findings will not lead to fines or even tougher sanctions, such as suspension or revocation of licenses and other permits. Such actions may increase the Company's expenditures and negatively affect its operations and financial performance.

     The Company's operations are regulated and supervised by the Russian Federation Ministry for Anti-Monopoly Policy and Support for Entrepreneurship (hereinafter, the Ministry for Anti-Monopoly Policy), and failure to comply with regulatory directives would cause significant negative impact on the Company.

     Current legislation grants certain powers to the state in regulating natural monopolies in the telecommunications sector. The Law on Natural Monopolies provides a legal basis for state regulation over telecommunications service providers and tariff setting and other operations. That law may greatly impair the Company's tariff-setting independence. The Law on Natural Monopolies also regulates the types of contracts/transactions that may be performed by a regulated company.

     Besides, like any government-regulated company, the Company may not refuse to enter into contracts with certain users if required to do so by the Ministry for Anti-Monopoly Policy. Any failure to comply with such requirement may have material adverse consequences for the Company's operations. The Russian government may exercise its powers to set tariffs or require that the Company enter into certain contracts. Any of those factors may affect the Company's operations, financial condition, and operating results.

     The Company's operations are subject to licenses and permits issued by the government. All the telecommunications activities of the Company and about all of the telecommunications equipment it uses are subject to licensing and certification. The uncertainty of government regulation concerning the Company's license holding and extension thereof and telecommunications equipment certification may lead to situations where the Company may find it difficult or impossible to maintain or extend its licenses or to import and use such equipment.

     Another risk is that the Company may lose a certain segment of the telecommunications market if competitors introduce new technologies which may expand its clients' telecommunications capabilities or significantly reduce their costs. To maintain its market share and retain competitiveness the Company must continue to take into account and use the rapidly developing technology and introduce cost-competitive services which meet the sector's constantly changing standards.

2.5.2    Country And Regional Risks

     The Company's operations may be negatively affected by changes in Russia's political and social sphere and its uncertainty. During the past decade, substantial political changes took place in connection with a transition from the socialist-era centralized command political system to a pluralistic market-oriented democracy. Numerous changes were implemented in those years, but it is not yet guaranteed that political and economic reforms required to complete the transition will continue or be successful.

     In the course of the transformation laws protecting private property against expropriation and nationalization have been enacted. However, since those laws have been in place for a relatively short period and there is not enough implementation experience, and political changes cannot be ruled out in the future, it is not certain that those laws will still be effective if expropriation or nationalization attempts are actually made. Expropriation or nationalization of any or all of the Company's assets without adequate reimbursement would greatly impair the Company's operations.

     Disagreements among federal, regional, and local authorities and other conflicts may create an unstable business environment, which would impair the Company's long-term planning potential and hinder investment in Russia, thereby affecting the value of the Company's securities. Besides, there are ethnic, religious, and social disagreements leading from time to time to tensions and even to armed conflicts. In Chechnya, the Russian armed forces have been engaged in an anti-terrorist operation for a number of years, and some military units still have to be stationed in Chechnya to maintain law and order. An escalation of violence may cause grave political consequences. For example, the 2001 Federal Constitutional Law on the State of Emergency makes it possible, under certain circumstances, to declare a state of emergency throughout Russia or in any part of its territory, which may impair the investment climate. That, in turn, may affect the Company's operations.

     The Company's operations may be adversely affected by social tensions in the field of employment. Russian companies' failure to pay wages to employees in a timely manner and the inadequacy of wages and allowances in view of the constantly rising subsistence level may lead to labor conflicts and social outbursts in future. In order to avoid such extraordinary developments, the Russian Federation Labor Code, which became effective on February 1, 2002, provides for a transition to a new employee compensation system, under which the minimum wage may not be set below the subsistence level of the relevant region. However, these problems may provoke political, social, and economic consequences, such as stronger support for efforts to restore a centralized economy, enhancement of nationalism, and introduction of restrictions on foreign investment into Russia's economy, which may significantly impair the Company's operations.

     The Company's planning and strategies may be affected by the failure of the Russian Government and its agencies to provide reliable official data. Official statistics and data published by Russia's federal, regional, and local authorities are much less reliable than those available in Western countries, and no guarantees are provided as to reliability of the sources or the information in Russia. Official statistics in Russia may be based on data differing from those used in the West. The absence of reliable statistics about major trends in the Russian economy may affect the Company's long-term planning and implementation of its investment plans.

2.5.3    Financial Risks

     The Company also faces risks resulting from inflation rate and ruble exchange rate fluctuations. Over the past few years, the ruble has lost a lot of its value with respect to the U.S. dollar, especially following the August 1998 financial crisis. Prior to August 1998, the Russian Federation Central Bank made efforts to keep the ruble's exchange rate within a certain corridor. But after the substantial devaluation of the ruble in August 1998, those efforts were terminated. The ability of the Government and the Central Bank of the Russian Federation to reduce the ruble's volatility will depend on many political and economic factors, including the government's ability to control inflation and the Central Bank's ability to accumulate adequate hard-currency reserves, and on geopolitical changes in the world.

     The ruble is not a convertible currency outside Russia. In Russia, there is a market where the ruble may be converted into foreign currencies, but the market is limited in size and subject to certain regulations restricting such conversion to certain purposes. And continued existence of that market is not guaranteed. At present, 25% of a company's foreign-currency export proceeds must be converted into rubles. The ruble to dollar rate of exchange has been relatively stable since 1999, so mandatory conversion risks have been reduced, but there are no guarantees that stability of the ruble will be maintained. There are certain risks for the Company resulting from the uncertainty of the Central Bank's future foreign exchange policy and the weakness of Russia's banking system.

     A portion of the Company's revenue and costs are denominated in currencies other than the Russian ruble. Foreign-currency revenue comes from foreign operators, and foreign-currency costs mainly include payments to foreign operators for terminating international traffic and interest payments on foreign-currency loans. The Company's performance, financial position, and results of its operations may be affected by any adverse changes in inflation and the ruble exchange rate, as well as by restrictions concerning conversion of ruble revenues into hard currency or purchases of U.S. dollars and other foreign currency funds.

     The Company's future capital requirements, in terms of amounts and timelines, may differ substantially from the current estimates, due to a number of factors beyond the Company's control. Additional funding may be required in case of deviations from existing business plans and projects, including those caused by: (1) unanticipated delays; (2) cost overruns; (3) project modifications; (4) gaps between the expected and actual demand for the Company's services; (5) adverse government regulation developments; (6) the emergence of new technology and tougher competition; and (7) drastic changes in the market situation. The Company has encountered before, and may encounter again, considerable differences between expected and actual capital requirements.

     A number of foreign currency capital transactions are subject to special licensing by the Central Bank of the Russian Federation. Obtaining such licenses is a difficult and time-consuming process. The Central Bank may impose new conditions for licensing or deny licenses, as a result of which the Company's economic activities may be impaired. The Company must obtain Central Bank licenses to enter into contracts for supplier-funded supplies of equipment if the contracts involve payments in foreign currency. If a license is revoked by the Central Bank, or if the Company fails to comply with the licensing terms or to obtain such license in the future, this may cause equipment purchase delays, cash flow problems, penalties and other sanctions, and the Company's business may suffer.

2.5.4    Legal Risks

     Risks associated with Russia's legal system include: (1) potential dependence of the judiciary on various economic, political, and nationalistic factors; (2) inconsistencies of laws, presidential decrees, decisions, orders, and regulations of executive agencies and local self-government bodies; (3) the lack of well-developed judicial practices in implementing certain laws and in application thereof by executive agencies; (4) inconsistency in judges' interpretation of new legal rules; (5) unpredictability regarding enforcement of foreign judgments and arbitral awards.

     Russian laws governing issues of ownership, corporate governance, and supervision of Russian companies' operations are relatively recent, and their consistent implementation practices are yet to be developed by various courts.

     Besides, important amendments to a number of major Russian laws have been made and taken effect very recently, including those on taxes and levies, labor relations, state registration of legal entities, administrative offenses, bankruptcy, allocation of government property, and licensing. Many Russian laws have been in effect for a relatively short time, no consensus exists about the scope, content, and pace of economic and political reforms, and Russia's legal system is rapidly developing, sometimes at variance with the market development trends, - all these factors may lead to uncertainties, inconsistencies, and adoption of laws and regulations not founded on a sound constitutional or legislative basis, which, in the long run, would heighten investment risks. All these issues may affect the Company's ability to exercise its rights and to protect itself from third-party claims.

     Quite commonly, Russian laws just define the general principles, providing no implementation mechanism, while government agencies and officials have broad powers in interpreting laws. This leads to unpredictable applications of laws, and there is a possibility that no real remedies against such applications exist. But some violations of Russian legislation, especially currency control legislation, may entail heavy penalties and negative consequences that are disproportionate to the violation committed. Judicial precedents, even decisions of top-level judicial bodies, do not necessarily pre-ordain future judgments or, conversely, are closely followed by lower courts without regard for the specific features of the case. Not all court decisions are readily accessible or easy to interpret.

     All these factors make recovery of damages in several categories of cases difficult to predict. Besides, judgments are not always properly enforced. The judicial reform currently under way, including the adoption of the 2002 Arbitrazh Procedural Code and the 2002 Civil Procedural Code, envisages a more practical approach in handling certain matters, but that approach also gives rise to new issues, resulting, in particular, from the fact that judgments rendered by arbitrazh and general jurisdiction courts may contradict decisions rendered by the Constitutional Court of the Russian Federation regarding validity of regulations adopted by government agencies.

     The enactment of the new version of the Federal Law on Licensing Certain Activities, which became effective in 2002, and ensuing subordinate acts concerning licensing of certain activities (other than telecommunications), greatly complicated the licensing procedures for water management and dangerous waste disposal for the Company's branches. The new law does not specify the procedure, so the gap is filled by various departmental regulations, most of which restrict the ability of organizations that have branches to apply for and obtain licenses for use in a limited area. These uncertainties and licensing authorities' inconsistent behavior in this sphere may adversely impact the Company's ability to extend or obtain licenses for activities covered by the licensing law in a timely manner. The lack of judicial practices in implementing the new licensing law leads to uncertainties regarding the outcomes of the Company's complaints against licensing bodies' unlawful actions.

     Uncertainties regarding interpretation of Russia's new tax legislation by tax authorities and courts complicates tax planning and may expose the Company to penalties, despite its conscientious efforts to comply with that law. Until recently, Russia's tax system consisted of numerous taxes, often economically unjustifiable, and numerous tax regulations, many of them contradicting each other. At present, however, a reform is under way to improve and simplify Russia's tax system and to reduce the tax burden. The reform is intended to codify the tax laws in the form of a Tax Code and to continue amending the tax laws. The ambiguity of new tax laws and the absence of established implementation practices may lead to different interpretations of the laws by the Company and tax authorities and expose the Company to penalties, regardless of its commitment to comply with the tax laws.

     The greatest number of issues arise in connection with the application of unified social tax provisions and the law on mandatory pension insurance, which are seen as similar or interlinked by tax authorities and Russian Federation Pension Fund bodies, even though no such association is provided for by the relevant laws. The superior tax authorities have issued directives inconsistent with the law, and this hinders the implementation of the Company's rights as a payer of mandatory contributions to the pension fund, because the tax authorities' directives and explanatory comments hinder the Company's performance of the obligation to duly make such contributions in the regions where its units are located, which results in lengthy correspondence with Pension Fund and tax bodies in all regions of Russia.

     The ambiguity of new Russian laws on securities and corporations may lead to heavy penalties and repression, despite companies' commitment to comply with the law. Control and regulation of the securities market, financial intermediation, and issuance of securities are much less developed in Russia than in the United States and Western Europe. Disclosure and reporting requirements, fraud control, insider trading restrictions and fiduciary duty are relatively new to Russia and not known to many Russian companies and executives. Although some important areas of business are not really supervised, some other areas of Russian companies' activities are subject to regulation, and this may cause delays in issuing securities and gaining access to capital markets. As a result, the Company, despite its efforts to comply with effective laws, may be exposed to sanctions, which may greatly impair its operations, financial conditions, and performance.

     The Company's shareholders may be exposed to risks resulting from the lack of effective government supervision of share registrars. Ownership of paperless shares of Russian joint-stock companies is created by registration in a share register and is certified by an extract from this register. At present, Russia does not have a uniform share ownership registration system. Share registers are kept by the companies, and for companies with more than 50 shareholders (like Rostelecom), by special licensed registrars. The Russian Federation Federal Commission for the Securities Market has issued directives on registrar licensing and operating regulations. But in practice, those directives and regulations are not strictly followed, or, conversely, registrars use their powers to enforce requirements of their own. However, failure to comply with those directives and regulations may deprive a registrar of the license, and as a result, the shares of the relevant company will stop being traded in all the stock exchanges. In the absence of a centralized and closely regulated share registration system in Russia, share transactions may be registered in an incorrect or inaccurate manner and share registration records may be lost through fraud, neglect, or manifest error on the part of the registrar.

2.5.5    Risks Related To The Issuer's Operations

     The Company is facing risks in dealing with end users in Moscow - the only region of Russia where Rostelecom deals with end users directly, providing long-distance and international telecommunications services and billing the clients. Competition is tough in the Moscow telecommunications market, especially in the corporate client segment. The Company's share of the corporate client market segment in Moscow has been shrinking, and so has the relevant income. Even with the new management team appointed for its Moscow branch in February 2003, the Company may fail to consolidate or even keep its share of the Moscow market. Besides, Rostelecom is facing the problem of unauthorized access to its communications network in Moscow; as a result, there is a risk that a portion of the client bill amounts may never be recovered. If the income of the Company's Moscow branch continues to shrink, that would considerably impair the Company's performance.

     The Company expects a rapid growth of market demand for certain services recently introduced or being developed by it, including, in particular, smart network services and integrated services digital network operations (ISDN). If market demand for those services does not increase as rapidly as expected, the Company's ability to further grow its income may be limited. Also, if the Company does not develop and market the services in a timely manner, it may fail to benefit from the increased demand for them.

     The Company is exposed to risks in recovering receivables, for it has faced and continues to face considerable delays in receiving payments from some government-funded organizations and ministries and from some international operators. If payments are delayed by regional companies and bad debts owed to the Company increase to a significant level, this may considerably impair the Company's operations, financial conditions, and performance.

     The Company's operations depend on timely availability of modern switching and other network equipment. At present, the Company purchases switching equipment components and some network equipment from Siemens AG, NEC Corporation, Alcatel, Fujitsu Ltd., Huawei Technologies Co., Ltd. and Ericsson Nikola Tesla. The Company's operations would be impaired if it were unable to receive equipment components or equipment required on a regular basis from its existing or alternative suppliers, or if the relevant prices increased significantly.

     The Company, its principal shareholders, and affiliates are involved in transactions with each other and are likely to conduct such transactions in the future as well. This may lead to conflicts of interest among the Company, its affiliates and principal shareholders or their affiliates, which may lead to entry into transactions other than arm's length transactions.

     Although the Company does have equipment to provide backup capacity to cover operating failures, its communications network is still exposed to a number of risks, some of which are beyond the Company's control, namely:

o        software and hardware damage that may be caused by a fire;

o        electricity supply interruptions;

o        acts of God, and

o        general communications network failures.

     Any failure of the Company's communications network or other systems or hardware causing a major interruption in operation, may lead to considerable adverse consequences for the Company's operations, financial condition and performance. The Company's performance also depends on its ability to integrate new technology and processes into the existing communications network, which may increase the risk of system failures and network loads. Lengthy or major system failures and access or Company's interconnection problems that clients may encounter would damage the Company's reputation, reduce the number of clients and decrease profits and lead to financial losses.

     The Company's operations would be considerably impaired if it lost some of its key managers. The Company depends on its top executives to implement its strategies and direct current operations. Besides, top executives' personal connections and relationships are important for the Company's overall business performance. There can be no guarantees that the executives will stay with the Company. Although the Company believes that, if necessary, it could replace any high-profile employees, but losing such key figures could impair the Company's operations, financial condition, and performance.

     Since the new 2001 Law on Licensing Certain Activities does not specify the procedure for issuing licenses for water management and dangerous waste disposal to company branches, the gap is filled by departmental regulations, most of which restrict the ability of companies with branches to apply for and obtain licenses for use in a certain area. Arbitrary interpretation of the law, coupled with strict observance of departmental regulations of licensing agencies, may adversely impact the Company's ability to have licenses extended or issued for new activities covered by the licensing law in a timely manner. The lack of judicial practices in implementing the new licensing law leads to uncertainties regarding the outcomes of the Company's complaints against licensing agencies' unlawful actions.

     At present, the Company is a party to several litigations, mostly over the Company's current operations, and the risk of adverse judgments is within the risk levels typical for such activities.

     Certain risks of adverse consequences may be highlighted in relation to a case examined by the Moscow City Arbitrazh Court upon a claim filed by OJSC Rostelecom against the Savings Bank of the Russian Federation to recover 29,580,850 rubles for not proper performance of the bank account agreement dated October 22, 1998, the withdrawal of funds under payment order No. 99666 dated August 2, 1999 which was an electronic document; Rostelecom's claim was rejected by the court's decision of March 11, 2003 and was not upheld by the appelate division.

     There may be risks associated with limited judicial practices of recovering losses from banks executing payment orders and their interested clients, in connection with OJSC Rostelecom's action currently examined by the Moscow City Arbitrazh Court against Savings Bank of the Russian Federation, Saules Bank (Latvia), Lateco Bank (Latvia), and ElmexLLC (USA) requesting recovery of losses totaling 29,580,871 rubles, caused by joint guilty violations by those banks of banking procedures in executing payment order No. 99666 dated August 2, 1999 and subsequent transfer of funds withdrawn from Rostelecom's settlement account under that payment order, because the Company's claim was rejected by the Moscow City Arbitrazh Court on September 23, 2003, and the appeal is still pending.



                     III. Detailed Information On The Issuer

3.1      The Issuer's Establishment and Development

3.1.1    The Issuer's Corporate Name

     The Company exists as Open Joint-Stock Company Long-Distance and International Telecommunications Rostelecom, or OJSC Rostelecom.

     The Company's name was registered on August 26, 1997, when the Company's foundation documents were changed in conformity with changes in the legislation on joint-stock companies. Prior to that, the Company's name, registered on September 23, 1993, was Joint Stock Company of the Open Type Long-Distance and International Telecommunications Rostelecom.

     The Company owns trademark and/or service mark certificate No. 125190, covering the following products and/or services: class 35 activities - export and import operations; class 36 activities - real property leasing, intermediary services, capital investment, financing, lending operations; class 37 activities
- construction and repair operations; class 38 activities - communications. The country of registration is the Russian Federation. Registered with the State Register of Trademarks and Service Marks on April 10, 1995.

                                 Picture of LOGO

     Following the acquisition of OJSC MMT, the Company acquired an exclusive certificate for using its trademark (service mark): class 38 activities - long-distance and international telephone communications.

                                 Picture of LOGO

     Registered with the USSR State Register of Trademarks on March 6, 1985.

3.1.2    State Registration of the Issuer

     On September 23, 1993, the Company was registered by the Moscow Registration Chamber State Agency; registration number: 021833.


     On September 9, 2002, the Moscow City Department of the Ministry of the Russian Federation for Taxes and Duties entered the Company in the Unified State Register of Legal Entities as a legal entity registered prior to July 1, 2002, assigning to it the main state registration number: 1027700198767.

3.1.3    Issuer's Establishment and Development

     Until 1990, provision of communications services was the responsibility of the USSR Ministry of Communications. In June 1990, the USSR Ministry of Communications set up Sovtelecom, a state-owned joint-stock company that was granted the right to operate the telecommunications network of the USSR. Sovtelecom was registered by the Moscow City Council on September 19, 1990, in accordance with the USSR Law on Enterprises in the USSR. Following the Soviet Union's collapse in December 1991, the composition of Sovtelecom's shareholders changed. On February 24, 1992, the Company was re-registered as Joint Stock Company of Closed Type Intertelecom. Intertelecom became Russia's telecommunications operator and the owner of all the telecommunications operator assets in the Russian Federation.

     On December 22, 1992, the Government of the Russian Federation (hereinafter, the Russian Government, or the Government) issued a Resolution on Privatization of Communications Enterprises (Resolution No. 1003), launching the privatization of Russia's communications sector. The guidelines for the privatization of Russia's long-distance and international communications operators were set forth in Order No. 1302-r of the Russian Federation State Committee for State Property Management (hereinafter "GKI") dated December 30, 1992 (hereinafter, "Order No. 1302-r"). In accordance with Order No. 1302-r, Russia's state long-distance and international communications enterprises were pooled into a single state enterprise, State Enterprise Rostelecom. Order No. 1302-r also provided for that enterprise to be privatized and reorganized into a joint-stock company for an unlimited period of time and for telecommunications assets that were the state-owned share of Intertelecom's charter capital to be contributed to the charter capital of the Joint Stock Company of the Open Type Rostelecom. Moreover, Order No. 1302-r specified that the controlling interest in Rostelecom would be retained by the GKI for three years. The three-year period was extended in September 1996. The extension expired in April 1997.

     The state registration of the Joint Stock Company of Open Type Rostelecom was effected on September 23, 1993, in accordance with GKI Order No. 1507-r dated August 27, 1993 (hereinafter, the Privatization Order). The Privatization Order approved the Rostelecom privatization plan and asset valuation certificate. According to the Privatization Order, the GKI retained Rostelecom's ordinary shares totaling 38% of its charter capital (consisting of the total par value of all its ordinary and preferred shared placed), corresponding to 51% of its voting shares. About 22.9% of the Company's charter capital (including Class B preferred shares convertible to ordinary shares at the time of selling) was sold at public voucher and cash auctions held in April and July 1994, from July to September 1995, and in January 1996.

     In 1993-1994, another 14.1% of Rostelecom's charter capital was sold to Rostelecom employees and executives in a private offering following the procedure provided for under the Regulations for a Private Offering of Shares in the Course of Rostelecom's Privatization, which was approved by a meeting of SE Rostelecom employee representatives on September 20, 1993 (hereinafter, the Private Offering Regulations). The allocation of Rostelecom's shares among its employees and executives set forth in the Private Offering Regulations was in line with the fundamental principles of the then effective privatization laws, the 1992 Russian Federation State Program for Privatizing State-Owned and Municipal Enterprises in the Russian Federation (hereinafter, the 1992 Program) and the Regulations for Private Offerings of Shares in the Course of Privatization of State-Owned and Municipal Enterprises, as approved by GKI Order No. 308-r dated July 27, 1992 (hereinafter, Order No. 308-r). Item 1.1 of Order No. 308-r defines a private offering of shares as the sale of shares of an enterprise being privatized to its employees or other persons eligible for this under privatization law, on favorable terms defined in the 1992 Program.

     In connection with the results of the voucher auction in April 1994, the Russian Federal Property Fund (RFPF) announced a mandatory split of Rostelecom shares at a ratio of 80 to 1, whereby the par value of each share was reduced from 1,000 rubles to 12.5 rubles. Following the specialized cash auction held in July to September 1995, the RFPF announced a second mandatory split of Rostelecom shares, by a factor of 5, reducing the Rostelecom share par value from 12.5 rubles to 2.5 rubles each. The two share splits were approved by the Rostelecom shareholders in January and November 1995, respectively. The relevant version of Rostelecom's Charter was approved by its shareholders on July 18, 1997 and registered by the Moscow Registration Chamber on August 26, 1997. On June 27, 1997, the Charter was amended to reflect the denomination of the Russian ruble.

     At present, Rostelecom's charter capital totals 2,334,376 rubles and consists of 700,312,800 ordinary shares placed and 233,437,600 Class A preferred shared placed, with a par value of 0.0025 rubles each (hereinafter, Class A preferred shares). The Company's Charter (as amended) stipulates that another 933,750,400 ordinary shares with a par value of 0.0025 rubles each have been declared but not yet placed. The Charter authorizes the Rostelecom Board of Directors to issue additional ordinary shares within the limit declared but not issued without seeking shareholder additional approval.

     On January 6, 1994, the Russian Federation Ministry of Communications issued License No. 777 to Rostelecom for providing long-distance and international telecommunications services throughout Russian territory. License No. 777 (re-issued as License No. 8777 on October 17, 1997) officially reaffirmed Rostelecom's status as the established operator of long-distance and international telecommunications public networks with the right to perform settlements with foreign communications administrations and the international organizations in accordance with international telecommunications operating regulations. License No. 8777 is valid until January 1, 2004, and there are no reasons to believe at this time that it will not be extended within the established time limits.

     In November 1994, the Russian Government approved the decision to set up an Open Joint Stock Company Svyazinvest (hereinafter, OJSC Svyazinvest) - a telecommunication holding company. Initially, the Government transferred to Svyazinvest 38% of all the ordinary and preferred shares of 85 regional telecommunications operators, or 51% of their voting shares. Besides, as per Russian Federation Presidential Decree No. 427 dated April 28, 1997 and Russian Federation Government Resolution No. 618 dated May 23, 1997, 38% of Rostelecom shares held by the GKI were transferred to Svyazinvest. At the same time, the Government announced that 49% of Svyazinvest shares were to be auctioned off in order to attract additional investment and competent managers into Russia's telecommunications sector. The Government announced that the auction would be conducted in two phases. During phase I, 25%+1 shares were sold to Mustcom Limited, a Cypriot-registered investment consortium, which offered to pay 1.87 billion U.S. dollars in cash for the ownership interest in Svyazinvest in July 1997. The MASTCOM Limited consortium comprised UNEXIMBank, Soros Funds, Morgan Stanley Asset Management, and Deutsche Morgan Grenfell.

     On February 27, 1997, Rostelecom's ordinary and preferred shares then being in free circulation were listed as level-one securities and began to be traded at the Moscow Interbank Currency Exchange.

     On October 27, 1997, Rostelecom's ordinary and preferred shares then being in free circulation were listed as level-one and level-two securities, respectively, and began to be traded at the Russian Trading System (RTS) Stock Exchange.

     On February 17, 1998, Rostelecom's ordinary shares passed the New York Stock Exchange listing procedure and were admitted for trading as level-two American Depositary Receipts (one ADR representing six ordinary shares of Rostelecom) and began to be traded quite actively at NYSE and other international stock exchanges.

     In June 1999, the general meeting of shareholders of OJSC Rostelecom and OJSC MMT (Mezhdugorodny i Mezhdunarodny Telefon) decided to reorganize the companies by acceding MMT to Rostelecom. Following the completion of the accession procedure, a new version of the Company's Charter was adopted on August 28, 2000 to reflect all the changes with respect to the Company's reorganization and legal succession to all the rights and obligations of OJSC MMT that acceded to it.

     To accommodate the reorganization, the Decision on issue of Rostelecom's shares was adopted by Rostelecom's Board of Directors (Board Meeting Minutes No. 2 dated July 7, 1999), based on the decision adopted by the general meeting of the Company's shareholders on June 26, 1999 (Meeting Minutes No. 1 dated July 1,
1999) and the Accession Agreement between the Company and OJSC MMT dated July 17, 1999. The Company's additional ordinary shares were placed by way of conversion of the MMT's ordinary shares into ordinary shares of Rostelecom, and the Company's preferred shares were placed by way of conversion of the MMT's preferred shares into them.

     Following the completion of the additional share placement procedures, on October 16, 2000 the Russian Federation Federal Commission for the Securities Market registered the report on the results of the issue of ordinary registered paperless shares of Rostelecom (registration number: 1-02-00124-A of August 16, 1999) and of Class A preferred registered shares (registration number:
2-02-00124-A of August 16, 1999) of Rostelecom.

     On September 9, 2003, as per Russian Federation Federal Commission for the Securities Market Order No. 03-1915/r, Rostelecom shares were consolidated as follows:

         - the state registration numbers previously assigned to the issues of Rostelecom's ordinary registered paperless shares - 73-I"P"-1947 of November 10, 1993 and 1-02-00124-A of August
                  16, 1999 - were canceled. These issues were given a new state registration number: 1-01-00124-A of September 9, 2003;

         - the state registration numbers previously assigned to the issues of Rostelecom's preferred registered paperless shares - 73-I"P"-1947 of November 10, 1993 and 2-02-00124-A of August
                  16, 1999 - were canceled. These issues were given a new state registration number: 2-01-00124-A of September 9, 2003.

     On July 11, 2003, Rostelecom's ordinary shares were listed as level-one securities and began to be traded at the St. Petersburg Stock Exchange.

3.1.4    Contact Information

     Open Joint Stock Company Long-Distance and International Telecommunications Rostelecom is a legal entity organized under the laws of the Russian Federation, with a registered office at: 5 Delegatskaya St., Moscow 127091.

     The   Company's   General   Executive   Board  is   located   at:  14,  1st
Tverskaya-Yamskaya  St., Moscow 125047; phone: +7 (095) 972-8283;  fax: +7 (095)
787-2850, e-mail: info@rostelecom.ru, web site: http://www.rt.ru.

     The Company's Public and Investor Relations Department and Securities Division are located at: 14 1st Tverskaya-Yamskaya St., Moscow 125047; phone: +7
(095)  973-9920  and +7 (095)  973-9940  respectively;  fax: +7 (095)  787-2850,
e-mail: oracb@hq.rt.ru, web site: http://www.rt.ru/icenter.

3.1.5    Taxpayers's Identification Number (TIN)

     The following taxpayer's identification number (TIN) has been assigned to the Company by the tax authorities: 7707049388.

3.1.6    Issuer's Branches and Representative Offices

         The Company has the following branches:

         (1)......North-Western Branch

                  Opened on September 23, 1993
                  Location: 15 ul. Dostoyevskogo, St. Petersburg 191002 Mailing address: 15 ul. Dostoyevskogo, St. Petersburg 191002 Head of Branch: Yevgeny Vladimirovich Gerasimov
                  Power of attorney expires on March 5, 2006

         (2)......Volga Region Branch

                  Opened on September 23, 1993
                  Location: 292 ul. Sadovaya, Samara 443001
                  Mailing address: 292 ul. Sadovaya, Samara 443001 Head of Branch: Sergei Valerievich Omelchenko
                  Power of attorney expires on March 5, 2006

         (3)......Siberian Branch

                  Opened on February 5, 1993
                  Location: 33 ul. Vtoraya Soyuza Molodezhi, Novosibirsk 630122 Mailing address: 33 ul. Vtoraya Soyuza Molodezhi, Novosibirsk 630122
                  Head of Branch: Anatoly Ivanovich Parfyonov
                  Power of attorney expires on March 5, 2006

         (4)......Southern Branch

                  Opened on February 5, 1993
                  Location: 152 ul. Pushkinskaya, Rostov-on-Don 344006 Mailing address: 152 ul. Pushkinskaya, Rostov-on-Don 344006 Head of Branch: Alexander Leonidovich Afanasiev
                  Power of attorney expires on October 8, 2004

         (5)......Urals Region Branch

                  Opened on February 5, 1993
                  Location: 4a, Asbestovsky pereulok, Yekaterinburg 620067 Mailing address: 4a, Asbestovsky pereulok, Yekaterinburg 620067
                  Head of Branch: Nikolai Ivanovich Vydria
                  Power of attorney expires on March 5, 2006

         (6)......Far-Eastern Branch

                  Opened on February 5, 1993
                  Location: 23 ul. Pushkina, Khabarovsk 680000
                  Mailing address: 23 ul. Pushkina, Khabarovsk 680000 Head of Branch: Vladimir Viktorovich Novichkov
                  Power of attorney expires on March 5, 2006

         (7)......Central Region Branch

                  Opened on January 1, 2002
                  Location: 17 (bldg 1) ul. Tretya Khoroshevskaya, Moscow 123298 Mailing address: 17 (bldg 1) ul. Tretya Khoroshevskaya, Moscow 123298
                  Head of Branch: Vladimir Alexandrovich Petrov
                  Power of attorney expires on January 9, 2005

         (8)......Vocational Training Center (UPTs RT)

                  Opened on August 26, 1997
                  Location: P.O. Bekasovo, Naro-Fominsk District, Moscow Region 143380
                  Mailing address: P.O. Bekasovo, Naro-Fominsk District, Moscow Region 143380
                  Head of Branch: Olga Viktorovna Zaitseva
                  Power of attorney expires on September 30, 2005

         (9) Mezhdugorodny i Mezhdunarodny Telefon (MMT)

                  Opened on September 23, 1993
                  Location: 30 ul. Goncharnaya, Moscow 109172
                  Mailing address: 30 ul. Goncharnaya, Moscow 109172 Head of Branch: Igor Alekseevich Kalugin
                  Power of attorney expires on March 5, 2006

         (10) Main Control Center of Long-Distance Communications and Television (GTsUMS)

                  Opened on February 5, 1993
                  Location: 25 ul. Dubovaya roshcha, Moscow, 127427 Mailing address: 25 ul. Dubovaya roshcha, Moscow, 127427 Head of Branch: Alexei Yevgenievich Shevchenko
                  Power of attorney expires on July 19, 2005
         The Company has the following representative offices:

         (1)......Representative Office in Geneva, Switzerland

                  Opened on May 14, 1999
                  Location: Le Chateau Banquet, rue de Lausanne 94 - 1202 Geneve\Suisse
                  Mailing address: Le Chateau Banquet, rue de Lausanne 94 - 1202 Geneve\Suisse
                  Head of the Representative Office: Alexander Ivanovich
                  Kushtuev
                  Power of attorney expires on December 18, 2003

         (2)......Representative Office in Yerevan, Republic of Armenia

                  Opened on April 11, 2002
                  Location: 28 ul. Nalbandiana, Yerevan 375010
                  Mailing address: 28 ul. Nalbandiana, Yerevan 375010 Head of the Representative Office: not appointed. Power of Attorney: not issued.

3.2      Issuer's Principal Operations

3.2.1    Issuer's Field of Business

     The Company's main activity code according to the OKVED classification (the National Classification of Economic Activities) is: 64.2 Telecommunications.

3.2.2    Issuer's Principal Operations

     OJSC Rostelecom is Russia's national telecommunications operator and principal provider of international and long-distance communications services. It owns and operates the nationwide trunk telecommunications network. Rostelecom occupies the leading positions in the telecommunications market and transfers the bulk of long-distance and international traffic in Russia, providing services to Russian operators, including all the 7 interregional companies
(IRC), alternative operators, and mobile phone communications operators throughout Russia.

     At present, OJSC Rostelecom is the only telecommunications operator licensed to transmit wholesale domestic and international traffic, therefore holding a monopoly in that market. Local operators, including interregional companies, invoice their clients for outgoing long-distance and international calls, and the Company invoices the operators for traffic volume.

     In Moscow, Rostelecom renders long-distance and international telecommunications services to end users through the local operator's access network and invoices the users directly. Besides, Rostelecom provides telecommunications services to various state-owned and state-funded organizations, enterprises, and agencies throughout Russia and maintains the operation of ground networks of most television and radio broadcasting companies. Rostelecom has the exclusive rights to terminate incoming international voice traffic from foreign operators.

     The Company's trunk network, which transmits major part of Russia's domestic and international traffic, consists of nearly 200,000 km of digital and analog lines. At the end of 2002, the network's digitalization level was 76% of its overall length in kilometers. The Company has completed the construction of a major part of its domestic long-distance digital transit network based on eight automatic switching nodes (ASN). Today, 96.5% of the network's automatic trunk exchanges (AMTS), which gather voice traffic, automatically sort and retransmit it to the Company's ASNs and international switching centers, are connected through two or more paths to those facilities.

     Rostelecom has completed the construction of a fully connected digital network based on 11 international switching centers. The Rostelecom network makes international telecommunications services available in most regions of Russia. The Company has direct access to 72 countries and participates in 30 international cable systems. It interacts with 400 international operators and network administrators. Russia is a member of the International Telecommunications Union (ITU), a specialized agency of the United Nations, which facilitates the development of policies and agreements governing telecommunications. ITU's functions are to coordinate, standardize, and provide international regulation of telecommunications on a global scale. Although existing international standards are effective enough in regulating telecommunications services and settling conflicts, Rostelecom works to consolidate its relationships with international operators with which it is connected by direct communication channels, by way of entering into appropriate written agreements.

     Rostelecom has introduced and is developing quite a few new services which substantially complement its existing international and long-distance telecommunications services. The Company also provides multimedia communication services, leases out digital communication channels, and uses its network to transmit television and radio broadcasts for TV and radio companies throughout Russia.

         Rostelecom's major markets are:

o        the international telecommunications operators' market;

o        the Russian market of established and alternative local operators;

o        the Russian communications services end users' market in Moscow.

     The demand for Rostelecom's services can be described as stable, without any significant seasonal fluctuations. Any appreciable "seasonal" fluctuations in demand for telecommunications services occur on certain dates, such as official nonbusiness days or public holidays. However, the wide range of services provided by Rostelecom significantly mitigates such fluctuations.

     Information about the Issuer's income for the reporting quarter broken down by main business activities, in absolute and percentage terms, is shown in item
3.2.3. (Principal Products (Works, Services)).

3.2.3    Principal Products (Works, Services)

     The main services provided by the Company are long-distance and international traffic handling services and leasing out communications channels to telecommunications operators.

------------------- ------------ ------------- ------------ ------------ -------
Long-distance       1 Quarter    2 Quarter     3 Quarter    4 Quarter    2003*
traffic
------------------- ------------ ------------- ------------ ------------ -------
------------------- ------------ ------------- ------------ ------------ -------
Output, units       1,989,112    2,007,245     1,531,904    -            5,528,
(thousand minutes)                                                       261
------------------- ------------ ------------- ------------ ------------ -------
------------------- ------------ ------------- ------------ ------------ -------
Annual average      1.17         1.19          2.11         -            1.44
price, rubles
------------------- ------------ ------------- ------------ ------------ -------
------------------- ------------ ------------- ------------ ------------ -------
Products (works,    2,328,728    2,395,633     3,227,629    -            7,951,
services) sales                                                          989
revenue, rubles
------------------- ------------ ------------- ------------ ------------ -------
------------------- ------------ ------------- ------------ ------------ -------
% of total revenue  37%          36%           41%          0%           38%
------------------- ------------ ------------- ------------ ------------ -------
------------------- ------------ ------------- ------------ ------------ -------
Relevant price      105.2%       107.9%        108.6%                    -
index,** %
------------------- ------------ ------------- ------------ ------------ -------


----------------- ------------- ------------ ------------ ------------ ---------
International     1 Quarter     2 Quarter    3 Quarter    4 Quarter    2003*
traffic
----------------- ------------- ------------ ------------ ------------ ---------
----------------- ------------- ------------ ------------ ------------ ---------
Output, units     572,901       608,353      561,773      -            1,743,028
(thousand
minutes)
----------------- ------------- ------------ ------------ ------------ ---------
----------------- ------------- ------------ ------------ ------------ ---------
Annual average    4.90          4.83         5.60         -            5.10
price, rubles
----------------- ------------- ------------ ------------ ------------ ---------
----------------- ------------- ------------ ------------ ------------ ---------
Products          2,805,674     2,935,600    3,144,972    -            8,886,246
(works,
services) sales
revenue, rubles
----------------- ------------- ------------ ------------ ------------ ---------
----------------- ------------- ------------ ------------ ------------ ---------
% of total        44%           45%          40%          0%           43%
revenue
----------------- ------------- ------------ ------------ ------------ ---------
----------------- ------------- ------------ ------------ ------------ ---------
Relevant price    105.2%        107.9%       108.6%                    -
index,** %
----------------- ------------- ------------ ------------ ------------ ---------


----------------- ----------- ----------- ------------ ----------- -------------
Channel leasing   1 Quarter   2 Quarter   3 Quarter    4 Quarter   2003*
----------------- ----------- ----------- ------------ ----------- -------------
----------------- ----------- ----------- ------------ ----------- -------------
Output, units     119,364     119,310     121,909      -           360,583
(thousand
channels)
----------------- ----------- ----------- ------------ ----------- -------------
----------------- ----------- ----------- ------------ ----------- -------------
Annual average    5.37        5.65        5.94         -           5.66
price, rubles
----------------- ----------- ----------- ------------ ----------- -------------
----------------- ----------- ----------- ------------ ----------- -------------
Products          640,804     674,074     724,398      -           2,039,276
(works,
services) sales
revenue, rubles
----------------- ----------- ----------- ------------ ----------- -------------
----------------- ----------- ----------- ------------ ----------- -------------
% of total        10%         10%         9%           0%          10%
revenue
----------------- ----------- ----------- ------------ ----------- -------------
----------------- ----------- ----------- ------------ ----------- -------------
Relevant price    105.2%      107.9%      108.6%                   -
index,** %
----------------- ----------- ----------- ------------ ----------- -------------
         * January to September 2003

         ** Accruals.

------------------------------- ----------------------------- ------------------
  Products (works, services)          Selling patterns             For the
                                                              accounting period
------------------------------- ----------------------------- ------------------
------------------------------- ----------------------------- ------------------
Long-distance traffic           Direct sales, %                      32
-------------------------------
-------------------------------
                                Controlled distribution, %           68
------------------------------- ----------------------------- ------------------
------------------------------- ----------------------------- ------------------
International traffic           Direct sales, %                      58
-------------------------------
-------------------------------
                                Controlled distribution, %           42
------------------------------- ----------------------------- ------------------
------------------------------- ----------------------------- ------------------
Channel leasing                 Direct sales, %                      96
-------------------------------
-------------------------------
                                Controlled distribution, %            4
------------------------------- ----------------------------- ------------------


------------------------------- ------------------------------------------------
Cost items                      3 Quarter
------------------------------- ------------------------------------------------
------------------------------- ----------- ----------------- ------------------
                                Long-distanceInternational     Channel leasing
                                 traffic        traffic
------------------------------- ----------- ----------------- ------------------
------------------------------- ----------- ----------------- ------------------
Feedstock and materials, %        2.37%          0.41%              3.02%
------------------------------- ----------- ----------------- ------------------
------------------------------- ----------- ----------------- ------------------
Components and semi-finished      2.37%          0.41%              3.02%
products purchased, %
------------------------------- ----------- ----------------- ------------------
------------------------------- ----------- ----------------- ------------------
Contracted production             2.37%          0.41%              3.02%
services, %
------------------------------- ----------- ----------------- ------------------
------------------------------- ----------- ----------------- ------------------
Fuel, %                           2.37%          0.41%              3.02%
------------------------------- ----------- ----------------- ------------------
------------------------------- ----------- ----------------- ------------------
Electricity, %                    2.37%          0.41%              3.02%
------------------------------- ----------- ----------------- ------------------
------------------------------- ----------- ----------------- ------------------
Wages and salaries, %             2.37%          0.41%              3.02%
------------------------------- ----------- ----------------- ------------------
------------------------------- ----------- ----------------- ------------------
Loan interest, %
------------------------------- ----------- ----------------- ------------------
------------------------------- ----------- ----------------- ------------------
Rents, %                          1.05%          0.33%              0.59%
------------------------------- ----------- ----------------- ------------------
------------------------------- ----------- ----------------- ------------------
Social fund deductions, %         3.58%          0.74%              4.89%
------------------------------- ----------- ----------------- ------------------
------------------------------- ----------- ----------------- ------------------
Fixed asset depreciation, %       27.81%         12.37%            30.80%
------------------------------- ----------- ----------------- ------------------
------------------------------- ----------- ----------------- ------------------
Tax-deductible costs, %           0.69%          0.14%              0.87%
------------------------------- ----------- ----------------- ------------------
------------------------------- ----------- ----------------- ------------------
Other costs (specify), %          15.06%         7.18%             12.72%
------------------------------- ----------- ----------------- ------------------
------------------------------- ----------- ----------------- ------------------
Amortization of intangible        0.00%          0.00%              0.00%
assets, %
------------------------------- ----------- ----------------- ------------------
------------------------------- ----------- ----------------- ------------------
Innovation remuneration, %        0.00%          0.00%              0.00%
------------------------------- ----------- ----------------- ------------------
------------------------------- ----------- ----------------- ------------------
Mandatory insurance premiums,     6.54%          2.50%              5.13%
%
------------------------------- ----------- ----------------- ------------------
------------------------------- ----------- ----------------- ------------------
Entertainment costs, %            0.01%          0.01%              0.01%
------------------------------- ----------- ----------------- ------------------
------------------------------- ----------- ----------------- ------------------
Other costs, %                    10.75%         4.67%              7.58%
------------------------------- ----------- ----------------- ------------------
------------------------------- ----------- ----------------- ------------------
Total production and selling     100.00%        100.00%            100.00%
costs, %
------------------------------- ----------- ----------------- ------------------
------------------------------- ----------- ----------------- ------------------
Sales revenue, %                   41%            40%                9%
------------------------------- ----------- ----------------- ------------------
------------------------------- ----------- ----------------- ------------------
Total production and selling      34.95%         41.77%            10.96%
costs, % of total costs
------------------------------- ----------- ----------------- ------------------

     Calculations cited in this section of the quarterly report have been made in accordance with the Russian Accounting Standards.

3.2.4 Issuer's Suppliers Accounting For 10% Or More Of Total Supplies To The Issuer, With Percentages Of The Total Supplies Specified

     The Company's suppliers accounting for 10% or over of total supplies of basic process equipment, as of September 30, 2003, are: NEC Corporation (34.5% of the total supplies) and Siemens AG (32.3% of the total supplies).

     100% of basic process equipment is imported. However, Rostelecom's principal suppliers are major telecommunications equipment manufacturers competing in the world market and providing comparable equipment, so Rostelecom can rely on purchasing equipment from those suppliers. Besides, the equipment supply contracts include the suppliers' obligation to manufacture and provide maintenance support for a long period of time (about ten years).

3.2.5    Target Markets For The Issuer's Products (Works, Services)

     The Company is Russia's largest fixed telecommunications operator. It owns an up-to-date digital telecommunications network covering almost the entire territory of Russia. In all the regions, except Moscow, the Company is an operator for operators, providing them with a full range of trunk network services and incorporating Russian operators' networks into a single transnational network. In Moscow, the Company provides international and long-distance telecommunications services to end users, using the local operator's infrastructure, and invoices its users directly.

     In 2003, the Company retained its leading positions in the long-distance communications market (the figures shown here below are estimates):

         - the Company handles 81% of Russia's long-distance traffic, in physical terms;

         - the Company handles 65% of Russia's outgoing international traffic, in physical terms;

         - the Company handles 60% of Russia's incoming international traffic, in physical terms;

         - the Company handles 47% of Moscow end-users' long-distance and international traffic (including subscribers of MGTS, alternative and cellular communications operators), in physical terms.

     In the regional and alternative operators' traffic market, a negative role is played by the rapid development of "voice-over-IP" (VoIP) operators, taking advantage of gaps in existing legislation and circumventing industry regulations. Besides, their tariffs are not regulated, and they often use regional operators' local networks, without bothering about inter-operator settlements. Therefore, long-distance and international traffic gets refilled into data transfer networks.

     Apart from the above, the share of long-distance traffic in fixed telecommunications networks is affected by the development of cellular communications, which leads to a redistribution of traffic, due to the nature of the product and the price of the service.

         To address these adverse factors, Rostelecom:

         - is working to improve the operator business model to eliminate economic prerequisites for implementing traffic-refilling schemes;
         -        is taking an active part in improving industry regulations;
         -        is working to optimize its tariff policies.

3.2.6    Working Capital And Inventory Management Practices

     The Company's working capital policy is to minimize receivables and to take other actions to improve the structure of Chapter 2 of the Assets Section of the Company's Balance Sheet.

     As long as the Company is a service provider, inventories and materials account for only a negligible portion of production costs. Therefore, calculating inventory turnover ratios makes no economic sense.

3.2.7    Raw materials

     The Company's main business activity is provision of telecommunications services.

3.2.8    Principal Competitors

     Rostelecom is working to become the industry's leader, as the reform of Russia's telecommunications market is focused on its liberalization, by building an efficient competitive business capable of anticipating customer's wishes.

     The Company monitors the competition in order to address competitors' impacts on its own operations. In building its development strategy, the Company reviews the activities of alternative and overlay network operators, with special attention given to the companies listed below (the data for other companies are estimates).

         Long-distance telephone traffic passage

------ --------------- ------ ------------ -----------------------------------
 No.                            Company Country 2003 sales Market share (est.),
                                % (est.)
                               (million
                                 U.S. dollars)
------ --------------- ------ ------------ -----------------------------------
------ --------------- ------ ------------ -------- -------- -------- --------
                                            2000     2001     2002     2003
------ --------------- ------ ------------ -------- -------- -------- --------
------ --------------- ------ ------------ -------- -------- -------- --------
1.     OJSC             RF        390        85%      80%      78%      82%
       Rostelecom
------ --------------- ------ ------------ -------- -------- -------- --------
------ --------------- ------ ------------ -------- -------- -------- --------
2.     CJSC MTT         RF        42         2%       4%       7%       9%
------ --------------- ------ ------------ -------- -------- -------- --------
------ --------------- ------ ------------ -------- -------- -------- --------
3. LLC STsS Sovintel
       (Golden          RF        23         4%       6%       8%       5%
       Telecom)
------ --------------- ------ ------------ -------- -------- -------- --------
------ --------------- ------ ------------ -------- -------- -------- --------
4.     CJSC             RF         5         0%       0%       <1%      1%
       Transtelecom
------ --------------- ------ ------------ -------- -------- -------- --------
------ --------------- ------ ------------ -------- -------- -------- --------
5.     LLC Equant       RF         5         <1%      1%       2%       1%
------ --------------- ------ ------------ -------- -------- -------- --------
------ --------------- ------ ------------ -------- -------- -------- --------
6.     CJSC    Sonera   RF         4         <1%      <1%      1%       <1%
       Rus
------ --------------- ------ ------------ -------- -------- -------- --------

         International telephone traffic passage

------- -------------- ------ ------------ -----------------------------------
 No.                            Company Country 2003 sales Market share (est.),
                                % (est.)
                               (million
                                 U.S. dollars)
------- -------------- ------ ------------ -----------------------------------
------- -------------- ------ ------------ -----------------------------------

------- -------------- ------ ------------ -----------------------------------
------- -------------- ------ ------------ --------- ------- -------- --------
                                             2000     2001    2002     2003
------- -------------- ------ ------------ --------- ------- -------- --------
------- -------------- ------ ------------ --------- ------- -------- --------
1.      OJSC           RF     229          96%       93%     87%      83%
        Rostelecom
------- -------------- ------ ------------ --------- ------- -------- --------
------- -------------- ------ ------------ --------- ------- -------- --------
2.      CJSC MTT       RF     25           2%        4%      6%       9%
------- -------------- ------ ------------ --------- ------- -------- --------
------- -------------- ------ ------------ --------- ------- -------- --------
3.      CJSC   Sonera  RF     11           1%        2%      4%       4%
        Rus
------- -------------- ------ ------------ --------- ------- -------- --------
------- -------------- ------ ------------ --------- ------- -------- --------
4.      LLC Equant     RF     5            <1%       <1%     1%       1.5%
------- -------------- ------ ------------ --------- ------- -------- --------
------- -------------- ------ ------------ --------- ------- -------- --------
5.      LLC      STsS  RF     5            <1%       <1%     1%       1.5%
        Sovintel
        (Golden
        Telecom)
------- -------------- ------ ------------ --------- ------- -------- --------


         Overall, the Company's services remain competitive, however:

                  The Company has the following limitations:

         - distribution channels in the end-user market are not performing well enough;

         -        higher end-user tariffs;

         The Company has the following advantages:

         - the brand is well recognized by operators and major corporate customers;

         -        the range of services is broad;

         -        tariffs for conventional operators are attractive;

         - it runs a far-flung network and infrastructure throughout the country.

Outgoing long-distance and international communications traffic in Moscow

------- --------------- ------- ---------- -----------------------------------
 No.                              Company Country 2003 Market share (est.), %
                                  sales
                                 (est.) (million U.S. dollars)
------- --------------- ------- ---------- -----------------------------------
------- --------------- ------- ---------- -----------------------------------

------- --------------- ------- ---------- -----------------------------------
------- --------------- ------- ---------- -------- --------- ------- --------
                                            2000      2001     2002    2003
------- --------------- ------- ---------- -------- --------- ------- --------
------- --------------- ------- ---------- -------- --------- ------- --------
1.      OJSC            RF      226        80%      76%       77%     64%
        Rostelecom
------- --------------- ------- ---------- -------- --------- ------- --------
------- --------------- ------- ---------- -------- --------- ------- --------
2.      CJSC Telmos     RF      4          2.2%     2%        1.4%    1%
------- --------------- ------- ---------- -------- --------- ------- --------
------- --------------- ------- ---------- -------- --------- ------- --------
3.      CJSC            RF      7          1.4%     1.2%      1.3%    2%
        Tsentralny
        Telegraf
------- --------------- ------- ---------- -------- --------- ------- --------
------- --------------- ------- ---------- -------- --------- ------- --------
4.      CJSC Comstar    RF      11         2.5%     2.6%      2.3%    3%
------- --------------- ------- ---------- -------- --------- ------- --------
------- --------------- ------- ---------- -------- --------- ------- --------
5.      CJSC Combelga   RF      11         2.2%     2.3%      2.5%    3%
------- --------------- ------- ---------- -------- --------- ------- --------
------- --------------- ------- ---------- -------- --------- ------- --------
6.      LLC Equant      RF      14         3.4%     4%        3.3%    4%
------- --------------- ------- ---------- -------- --------- ------- --------
------- --------------- ------- ---------- -------- --------- ------- --------
7.      CJSC            RF      14         3.2%     3.5%      3.4%    4%
        MTU-Inform
------- --------------- ------- ---------- -------- --------- ------- --------
------- --------------- ------- ---------- -------- --------- ------- --------
8.      LLC Sovintel    RF      21         5%       5.4%      5.6%    6%
------- --------------- ------- ---------- -------- --------- ------- --------

Strengths:

o A monopoly position in the long-distance communications services market and a national operator status. That and the reputation of a never-defaulting payer make Rostelecom an attractive target for investment, including foreign investment, which can be used to develop the network.

o The Company's Moscow branch has well-established technology and enormous customer-service experience.

Weaknesses:

o Rostelecom has no operating number capacity of its own in the Moscow region, therefore, it largely depends on OJSC MGTS's policies in providing long-distance communications services to PSTN users in Moscow.

o The Company provides services to the public sector (various state-funded companies and organizations).

o Long-distance telephone communications tariffs are heavily regulated by the Government.


Channel leasing services

Long-distance telecommunications channel leasing

     Alternative operators that lease long-distance telecommunications channels include:

         - operators having their own telecommunication networks (CJSC Transtelecom, CJSC Sonera Rus, CJSC Rascom);

         - resellers that resell channel capacity to corporate clients with additional packages of services (LLC Equant, Golden Telecom, Inc.).

     Satellite telecommunications operators include: Federal State Unitary Enterprise Space Communications, CJSC Zond Holding, CJSC Rustel, CJSC Teleport, CJSC Gazcom.

------- --------------- ---------- ---------- ----------------------------------
  No.      Company      Country       2003            Market share (est.), %
                                     sales
                                     (est.)
                                    (million
                                   U.S. dollars)
------- --------------- ---------- ---------- ----------------------------------
------- --------------- ---------- ---------- ----------------------------------

------- --------------- ---------- ---------- ----------------------------------
------- --------------- ---------- ---------- -------- -------- ------- --------
                                                2000     2001     2002    2003
------- --------------- ---------- ---------- -------- -------- ------- --------
------- --------------- ---------- ---------- -------- -------- ------- --------
1.           CJSC          RF         80         41       35       32     30.2
          Rostelecom
------- --------------- ---------- ---------- -------- -------- ------- --------
------- --------------- ---------- ---------- -------- -------- ------- --------
2.       Transtelecom      RF         40          5        9       13     15.1
------- --------------- ---------- ---------- -------- -------- ------- --------
------- --------------- ---------- ---------- -------- -------- ------- --------
3.           OJSC          RF        32.8        14      12.4      12     12.4
         Svyazinvest
------- --------------- ---------- ---------- -------- -------- ------- --------
------- --------------- ---------- ---------- -------- -------- ------- --------
4.        LLC Equant       RF         9.5        3       3.5     3.3      3.6
------- --------------- ---------- ---------- -------- -------- ------- --------
------- --------------- ---------- ---------- -------- -------- ------- --------
5.          Golden         RF        29.9        6        7       8      11.3
        Telecom, Inc.
------- --------------- ---------- ---------- -------- -------- ------- --------
------- --------------- ---------- ---------- -------- -------- ------- --------
6.       CJSC Rascom       RF          9        3.2      3.3     3.5      3.4
------- --------------- ---------- ---------- -------- -------- ------- --------
------- --------------- ---------- ---------- -------- -------- ------- --------
7.        Satellite        RF         33        14.5      14      13.5     13
           telecom
          operators
------- --------------- ---------- ---------- -------- -------- ------- --------

 International telecommunications channel leasing

     Alternative operators that lease international telecommunications channels include:

         -      facilities-based operators (CJSC Sonera Rus/Telia, CJSC Rascom);

         - operators leasing channel capacity from other operators (Cable&Wireless, Golden Telecom, Inc.).

------- --------------- ---------- ---------- ----------------------------------
 No.       Company      Country    2003                 Market share (est.), %
                        of         sales
                        registratio(est.)
                                    (million
                                   U.S. dollars)
------- --------------- ---------- ---------- ----------------------------------
------- --------------- ---------- ---------- ----------------------------------

------- --------------- ---------- ---------- ----------------------------------
------- --------------- ---------- ---------- -------- -------- ------- --------
                                                2000     2001     2002    2003
------- --------------- ---------- ---------- -------- -------- ------- --------
------- --------------- ---------- ---------- -------- -------- ------- --------
1.      OJSC            RF         12.4         21       19       18      16.7
        Rostelecom
------- --------------- ---------- ---------- -------- -------- ------- --------
------- --------------- ---------- ---------- -------- -------- ------- --------
2.      CJSC    Sonera  Finland    9.5          10       12       12.3    12.8
        Rus/Telia
------- --------------- ---------- ---------- -------- -------- ------- --------
------- --------------- ---------- ---------- -------- -------- ------- --------
3.      CJSC Rascom     RF         1.3          2.1      1.9      2       1.8
------- --------------- ---------- ---------- -------- -------- ------- --------
------- --------------- ---------- ---------- -------- -------- ------- --------
4.      LLC Equant      RF         4.5          5.1      5.7      5.9     6.1
------- --------------- ---------- ---------- -------- -------- ------- --------


         Rostelecom has the following competitive advantages:

         -        huge and far-flung telecommunications network infrastructure;

         -        brand recognition;

         -        high  quality  of  channel   leasing   services   (especially
                  as  compared  with  satellite telecommunications operators);

         - costs are lower than those of satellite telecommunications operators.

     The main factors limiting Rostelecom's competitiveness are difficulties in providing certain services (the last mile connection, network redundancy, etc.).

Issuer's competitive advantages:

     1. Rostelecom has a reputation for reliability and security of its telecommunications services.

     2. Rostelecom is a major operator owning and running a countrywide telecommunications network. The Company has numerous points of presence all over Russia, which puts it in a position to provide services almost anywhere in Russia.

     3. Rostelecom has close links with Svyazinvest and regional conventional telephone communications monopolies, so it can use its resources to cause regional conventional telephone communications monopolies to adopt decisions and service prices acceptable to the Company's customers.

     4. Rostelecom holds a monopoly to pass long-distance and international traffic from telecommunications operators, and that monopoly is likely to continue for about four years or longer after Russia joins the WTO.

     5. Rostelecom has certain organizational and market advantages:

         - it is above the competitors in terms of financial capacity to invest into new countrywide telecommunications projects;

         - Rostelecom leads Russia's wholesale communications market and significantly influences the Russian market in general.

     6. Technological advantages:

         - Rostelecom owns a far-flung primary network and switching facilities throughout Russia;

         - Rostelecom is the main provider of Russia's Internet infrastructure;

         - Rostelecom maintains interaction with a great number of foreign telecommunication operators, so it can have international traffic transmitted in any (universal) directions.

3.2.9    Licenses Held By The Issuer

The Company holds the following licenses:

License number: FLTs 000922-2(III)\BT
Issue date: 27.12.2000
Expiry date: 27.12.2003
Issued by: The Russian Federation State Committee for Construction
Activity: manufacture of building structures and materials

License number: FLTs 000922-2 (II)\DT
Issue date: 27.12.2000
Expiry date: 27.12.2003
Issued by: The Russian Federation State Committee for Construction
Activity: construction of buildings and facilities

License number: FLTs 005371-1 (I)
Issue date: 25.10.2000
Expiry date: 25.10.2003 (currently being re-issued)
Issued by: The Russian Federation State Committee for Construction
Activity: designing of buildings and facilities

License number: FLTs 005371-1 (II)
Issue date: 25.09.2000
Expiry date: 25.09.2003 (currently being re-issued)
Issued by: The Russian Federation State Committee for Construction
Activity: construction of buildings and facilities

License number: FLTs 005371-1 (III)
Issue date: 25.09.2000
Expiry date: 25.09.2003 (currently being re-issued)
Issued by: The Russian Federation State Committee for Construction
Activity: manufacture of building structures and materials

License number: FLTs 000922-2(I)
Issue date: 28.04.2000
Expiry date: 28.04.2003 (currently being re-issued)
Issued by: The Russian Federation State Committee for Construction
Activity: building and facility design

License number: 8701
Issue date: 17.10.1997
Expiry date: 01.11.2005
Issued by: The Russian Federation State Committee for Communications
Activity: provision of local telephone communications services

License number: 8777
Issue date: 17.10.1997
Expiry date: 01.01.2004
Issued by: The Russian Federation State Committee for Communications
Activity: provision of long-distance and international communications services

License number: 3136
Issue date: 16.08.1996
Expiry date: 01.10.2006
Issued by: The Russian Federation Ministry of Communications
Activity: provision of 900 MHz cellular radio telephony services

License number: 3137
Issue date: 16.08.1996
Expiry date: 01.10.2006
Issued by: The Russian Federation Ministry of Communications
Activity: provision of 900 MHz cellular radio telephony services

License number: 3138
Issue date: 16.08.1996
Expiry date: 01.10.2006
Issued by: The Russian Federation Ministry of Communications
Activity: provision of cellular radio telephony services

License number: 3226
Issue date: 15.05.1997
Expiry date: 15.05.2007
Issued by: The Russian Federation Ministry of Communications
Activity: provision of telematic services

License number: 3227
Issue date: 15.05.1997
Expiry date: 15.05.2007
Issued by: The Russian Federation Ministry of Communications
Activity: provision of data transfer services

License number: 10857
Issue date: 09.10.1998
Expiry date: 09.10.2003 (currently being re-issued)
Issued by: The Russian Federation State Committee for Communications
Activity: provision of telegraph communications services

License number: 13378
Issue date: 30.11.1999
Expiry date: 30.11.2004
Issued by: The Russian Federation State Committee for Communications
Activity: provision of television and radio broadcasting services and transmission of additional information

Detailed data on communications licenses are presented in item 3.2.13 (Additional requirements to issuers that are providers of communications services), sub-item "Communications Licenses."

3.2.10   Issuer's Joint Operations

         During the 3rd quarter of 2003, the Company did not conduct any joint activities with other organizations (as defined in Article 1041 of the Russian Federation Civil Code).

3.2.11 Additional Requirements To Issuers That Are Joint-Stock Investment Funds Or Insurance Organizations

         Not applicable.

3.2.12   Additional Requirements To Issuers That Are Mineral Production Entities

         Not applicable.

3.2.13 Additional Requirements To Issuers That Are Providers Of Communications Services

a) Communications licenses

License number: 8701
Activity: provision of local telephone services
License terms: The Licensee is authorized to provide public switched telephone network (PSTN) local telephone services. Licensee's communications networks' total fitted capacity: 89,570 numbers.

License number: 8777
Activity: provision of long-distance and international telecommunications services
License terms: The Licensee is authorized to provide PSTN services in the territory of the Russian Federation as set forth here below:

o        long-distance and international telephone services;

o        providing  users  with  physical   circuits,   communication channels
         and paths for transmitting telecommunications signals, including broadcasting channels;

o providing intelligent public telecommunications network services using special equipment (televoting, free calling, credit card calling, prepaid card calling, paycard calling, extra paid services) to customers in Moscow. The services shall be provided using the Licensee's intelligent telecommunications network facilities.

         License number: 3136
         Activity: provision of 900 MHz cellular radio services
         License terms: The Licensee is authorized to provide public network cellular radio services using GSM equipment in the 900 MHz band (SPS-900) in the Novosibirsk Region. The services shall be provided through the Licensee's communications network that must be part of the Russian Federation's unified cellular network (SPS-900).

         License number: 3137
         Activity: provision of 900 MHz cellular radio services
         License terms: The Licensee is authorized to provide public network cellular radio services using GSM equipment in the 900 MHz band (SPS-900) in Khabarovsk Territory. The services shall be provided through the Licensee's communications network that must be part of the Russian Federation's unified cellular network (SPS-900).

         License number: 3138
         Activity: provision of cellular radio services
         License terms: The Licensee is authorized to provide public network cellular radio services using GSM equipment in the 900 MHz band (SPS-900) in the Amur Region. The services shall be provided through the Licensee's communications network that must be part of the Russian Federation's unified cellular radio network (SPS-900).

         License number: 3226
         Activity: provision of telematic services
         License terms: The Licensee is authorized to provide public network telematic services (e-mail, fax, teleconferencing, message handling, voice-messaging, videoconferencing, audioconferencing, file-transfer, directory inquiry, database access, inquiry, voice message transfer services) in the territory of the Russian Federation.

         License number: 3227
         Activity: provision of data transfer services
         License terms: The Licensee is authorized to provide public network data transfer services in the territory of the Russian Federation.

         License number: 10857
         Activity: provision of telegraph communications services
         License terms: The Licensee is authorized to provide public network telegraph communications services in the territory of the Russian Federation, as set forth here below:

         - long-distance and international telegraphic traffic transfer and handling services;

         -        AT/telex network services;

         -        non-category telegram transmission services.

     Telegraph communications services shall be provided using the Licensee's public communication network and allocated telegraph communications network.

         License number: 13378
         Activity: provision of television and radio broadcasting services and transmission of other information
         License terms: The Licensee is authorized to provide television and radio broadcasting services and transmit other information in the territories of Russia's constituent entities.

         b) Communication Networks

     OJSC Rostelecom provides international and long-distance communication services via its ground and submarine cable systems, radio relay communication lines, and satellite channels. The trunk network's resources guarantee the transmission of all types of information. Rostelecom's digital network, which is based on the synchronous digital hierarchy (SDH, that is, a European FOL standard used for long-distance data transmission) and dense wavelength division multiplexing (DWDM) technology, covers almost the entire Russian Federation.

         Primary communication network

     Rostelecom's primary communication network is comprised of trunk cables connected to interregional company (IRC) networks and to Rostelecom's international switching centers for making connections with foreign operators, as well as with satellite communication networks. As of September 30, 2003, the Company's digital network comprised of 37,500 km, including 26,500 km of fiber optic lines (FOL) and 11,000 km of digital radio relay lines. The main components of the network are the powerful Moscow - Novorossiisk, Moscow - St. Petersburg, and Moscow - Khabarovsk FOLs, as well as a satellite communication network, which includes three nodal ground stations in Moscow, Novosibirsk, and Khabarovsk, and nine peripheral ground stations in Barnaul, Kirov, Gorno-Altaisk, Kyzyl, Minusinsk, Yakutsk, Novokuznetsk, Yuzhno-Sakhalinsk, and Salekhard.

     The Company has built international FOLs, which provide access to Finland, Denmark, Turkey, Italy, Bulgaria, Japan, Korea, China, Estonia, Kazakhstan, Ukraine, and Belarus. The largest international operators can now send their non-switched traffic through Russia. As it equips itself with new digital cables, the Company is gradually withdrawing its analog transmission lines from service. Between 1998 and 2003, 5,600 km of trunk lines and 11,900 km of analog radio relay cables were withdrawn from service and replaced with digital cables.

     The table below presents a list of the trunk lines comprising Rostelecom's primary network as of September 30, 2003:

--------------------- --------------- ------------ ------------- ---------------
        Line           Type of line   Length (km)  Transmission     Number of
                                                   speed (Mbps)     channels
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Moscow-Khabarovsk     Digital radio      7 977       6 x 155         11 340
                          relay
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Moscow-Yekaterinburg   Fiber optic       2 400        2 488          30 240
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Moscow-St. Petersburg  Fiber optic       1 163        19 904         241 920
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Nakhodka-Naoetsu-Pusan  Submarine        1 762         565           15 360
                       fiber optic
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Nakhodka-Khabarovsk    Fiber optic        897        2 x 622         15 120
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Kingisepp-Copenhagen    Submarine       1 210*       2 x 565         15 360
                       fiber optic
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Kingisepp-St. PetersburgSuspended         191        2 x 622         15 120
                       fiber optic
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
St. Petersburg-KingiseDigitaloradio       949        3 x 140          5 760
                          relay
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Novorossiisk-Istanbul-PaSubmarine       3 420*         565           15 360
                       fiber optic
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
St. Petersburg-Finland Fiber optic       197**         622            7 560
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Kingisepp-Tallinn      Fiber optic       26**         2 488          30 240
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Moscow-Novorossiisk    Fiber optic       1 653        2 488          30 240
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Khabarovsk-Harbin      Fiber optic       150**         622            7 560
(PRC)
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Perm-Yekaterinburg    Digital radio       565        2 x 155          3 780
                          relay
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Apastovo-Shigony       Fiber optic        220          622            7 560
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Yekaterinburg-NovosibirFiber optic       1 572        2 488          30 240
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Ivanovka-Vladivostok   Fiber optic        61           622            7 560
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
St. Petersburg-Lyuban-LFiber optic        289         2 488          30 240
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Zadonsk-Lipetsk-Tambov Fiber optic        270          622            7 560
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Apastovo-Kazan         Fiber optic        132          622            7 560
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Russia-Kazakhstan
(eastern   part   of   Fiber optic       220**         622            7 560
the border)
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Vladimir-Vologda,
with   branches   to
Ivanovo,   Kostroma,   Fiber optic        665          622            7 560
and Yaroslavl
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
An  overlay  digital
network    in    the   Fiber optic        709        2 x 622         15 120
Moscow Region
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Tula-Kaluga            Fiber optic        212         2 488          30 240
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Kaluga-Belgorod   to
the        Ukrainian
border,         with
branches          to   Fiber optic       974**        2 488          30 240
Bryansk,  Kursk, and
Belgorod
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Moscow-Minsk,   with   Fiber optic       480**        2 488          30 240
a branch to Smolensk
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Tyumen-Surgut         Digital radio       712        2 x 155          3 780
                          relay
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Samara-Orenburg       Digital radio       386          155            1 890
                          relay
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Apastovo-Malaya
Purga,          with
branches  to  Kazan,
Naberezhniye           Fiber optic        661         2 488          30 240
Chelny,     Izhevsk,
and Yoshkar-Ola
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Novosibirsk-Khabarovsk Fiber optic       5 480        2 488          30 240
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Novorozhdestvenskaya-StFiberooptichachkala270         2 488          30 240
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Novorozhdestvenskaya
-
Stavropol-Kropotkin-Py Fiber optic   n    458
with   branches   to                                  2 488          30 240
Mineralniye    Vody,  atigorsk-Budyon ovsk,
Kislovodsk
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Budyonnovsk-Kizlyar-Ma
with   branches   to
Cherkessk,  Nalchik,  kFiberaoptic        901         2 488          30 240
Nazran,          and
Vladikavkaz
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Aksai-Lugansk          Fiber optic       36**          622            7 560
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Samara-Saratov-VolgograFiber optic        928       2 488 x 2        60 480
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Perm-Izhevsk           Fiber optic        657         2 488          30 240
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Volgograd-Rostov-on-DonFiber optic        516         2 488          30 240
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Volgograd-Elista-BudyonFiber optic        560         2 488          30 240
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Kizlyar-Grozny         Fiber optic        140          155            1 890
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Lyuban-Issad           Fiber optic        140         2 488          30 240
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Issad-Petrozavodsk     Fiber optic        319         2 488          30 240
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Russia-Kazakhstan      Fiber optic       455**        2 488          30 240
(western part)
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Yoshkar-Ola-Kirov      Fiber optic        465         2 488          30 240
--------------------- --------------- ------------ ------------- ---------------
--------------------- --------------- ------------ ------------- ---------------
Moscow Ring            Fiber optic         8          9 953          120 960
--------------------- --------------- ------------ ------------- ---------------
         * .......length of section belonging to Rostelecom
         **.......distance to national border


         Switching Centers

     Rostelecom has 11 international switching centers (ISCs), which allow for efficient management of international communication traffic, three of which are in Moscow, two in St. Petersburg (Lyuban), and one in each of the following cities: Rostov-on-Don, Samara, Yekaterinburg, Novosibirsk, Khabarovsk, and Murmansk. The total throughput capacity of these switching centers amounts to 104,830 channels. In addition to this, the Company has eight automatic switching nodes (ASNs), which make it possible to efficiently handle international communication traffic and are interconnected by digital cables, as well as five automatic trunk exchanges (ATE) providing local subscribers access to international communication services, four of which are in Moscow and the other in Pavlovsky Posad. The ASNs and channels joining them form an integrated services digital network (ISDN) with channel switches, to which interregional company networks (ICN) and alternative operators are connected. The ATEs in Moscow and Pavlovsky Posad direct domestic long-distance traffic between switching centers, as well as directly to and from end-users.

     As of September 30, 2003, the Company's long-distance communication network comprised 103,049 digital and 25,760 analog channels. Approximately 92.4% of all the digital channels are interconnected via SS-7. About 96.5% of all Russian ATEs have access to the digital transit network.

     Sixty-seven ATEs are capable of providing ISDN services via the domestic long-distance communication network. The Company uses an open multimedia communication network. Subscriber access lines in 73 Russian regions and nine public access lines are connected to this network. Subscribers connected to Rostelecom's open multimedia communication network can participate in and organize teleconferences, both bilateral and multilateral, discuss and jointly edit text and graphics documents, and receive and send files, as well as various forms of audio and video information.

         Submarine Cables

     Within its program for extending and modernizing its international telecommunications capacity, Rostelecom uses state-of-the-art submarine cables for setting up communications channels between Russia and other countries. The Company is the end party and owner of the basic capacities in three international fiber optic cable systems: Denmark-Russia 1 (DK-R1), Russia-Japan-Korea (R-J-K), and Italy-Turkey-Ukraine-Russia (ITUR), in which Rostelecom owns approximately 50%, 33%, and 30%, respectively. The rest of these cable systems is controlled by various international operators.

     In order to ensure access to these systems and set up direct high-quality international lines of communication with remote parts of the world, Rostelecom is participating in building many international cable systems and acquiring capacities in them.

     As of September 30, 2003, the Company has shares in or the inalienable right to use of 27 other cable systems, including such global cable system projects as Fiber Line Round the Globe (Great Britain-Middle East-Japan), the Asia-Pacific Cable System, the Canadian Transatlantic System, the Trans-Pacific Cable System (Japan-USA), the Southeast Asia-Middle East-Western Europe System, and the Trans-Atlantic System.

         Satellite Communication

     Until February 2003, Rostelecom rented satellite communication channels from the Lockheed Martin Intersatellite Company. In February 2003, Rostelecom switched its own satellite communication system from the LMI-1 satellite to the Russian satellite Express-A.

     Rostelecom also organized international fixed satellite channels using ground space communication stations belonging to CJSC Teleport TP and Federal State Unitary Enterprise Kosmicheskaya Svyaz. The Company is renting satellite channels from Teleport TP, which uses three satellites from the Intelsat systems. FSUE Kosmicheskaya Svyaz offers Rostelecom satellite channels through its five satellites and four ground stations. The agreement has been signed for an indefinite time.

     The satellite communication network operates within the framework of three ground node stations and nine peripheral ground stations in Russia. The Company determined the composition and location of the ground satellite communication stations based on the needs of the secondary network, among other things, for gaining access to the trunk network via ASNs and digital trunk lines.

     As the main operator of the government network system providing all kinds of telecommunications services and connecting the state-owned networks with carrier networks, Rostelecom can offer the following services:

         - access both to long-distance and international communication lines throughout Russia;

         - signal verification and passage via SS-7 signaling system, allowing coordination of the operation of all types of digital networks based on the digital transit network;

         -        multimedia communication (video teleconferencing);

         -        ISDN network and intelligent network services;

         -        rental of channels of any throughout capacity.

         Cooperation between Rostelecom and Mobile Communication Network
Operators

     Cooperation between the Company and Russian ground mobile communication network operators is aimed at expanding the range of high-quality network services, including national and international roaming.

     On September 30, 2003, the Company had international roaming for large Moscow and regional (national) mobile communication operators by connecting them with 296 international mobile communication operators in 136 countries, including 11 CIS countries and Baltic states.

3.3      N/A

3.4      The Issuer's Future Plans

     At present, Rostelecom's top priority task is to prepare for the imminent demonopolization of the communication market. In this respect, the Company is conducting a set of measures to ensure a solid basis for repositioning Rostelecom as a commercially successful and competitive operator willing to work under open market conditions. It should be understood that one of the key prerequisites of the Company's successful development under market conditions is eliminating cross-subsidizing. Therefore Rostelecom's main tasks in the near future are:

         - to optimize the mutual payment system between operators for long-distance and international communication services with an aim to build a balanced market model;

         - to formalize the Company's business processes in the services it renders with an aim to raise the quality and efficiency of customer servicing.

         Marketing Strategy on the Moscow Region Market

     Moscow is the only region in Russia where Rostelecom works directly with end-users, rendering them long-distance and international communication services and independently billing them. The Moscow telecommunications market is extremely competitive and has quite a large number of players. That competition is particularly tough on the corporate clients market.

     As competition grows in Moscow, Rostelecom's share of the market has been on the constant decline, primarily in the corporate client segment, which has led to a drop in the Company's revenue from Moscow subscribers.

     In February 2003, a new management team was formed at Rostelecom's Moscow branch - Mezhdugorodny i Mezhdunarodny Telefon (MMT). The new team's Professional Knowledge and business experience will help make changes in MMT necessary for strengthening Rostelecom's position on the Moscow market.

     The main goal of this new team is to stabilize the Company's existing position on the long-distance communication service market and affect a reversal in the downward revenue trend. In order to reach this goal, several tasks must be carried out and the following measures implemented:

         1. Reorganizing the technological and business processes in MMT in order to raise the quality of customer servicing and the services offered by means of:

                  - creating a commercially oriented functional organization unit with a separate priority center responsible for selling services and providing customer servicing;

                  - introducing a new information and billing system that will help to optimize payment procedures with subscribers, to conduct a flexible rate policy for different groups of users, and to monitor customers in order to obtain up-to-date statistics on the services rendered.

         2 Preventing the outflow of long-distance and international traffic to alternative operators by:

                  - pursuing a flexible tariff policy in international service provision;

                  - lobbying for innovative, market-sensitive methods of the government regulation of long-distance service tariffs;

                  - introducing a relationship management approach to key customers.

         3        Offsetting the impact of lost long-distance traffic by
                  developing   high-tech telecommunications services such as:

                  - intelligent network services (free call, televoting, etc.);

                  -        universal service telephone card, including:

o        finalizing  the  development  of  a  single   technological   platform
         for telephone service cards (integrating the telephony and Internet access services);

o        introducing extra inquiry services based on the card platform; and

o        lobbying for the deregulation of tariffs on telephone card services.

         Strategy for the international market

     The Company revised its strategy of work with international operators and stepped up its cooperation with the largest providers in 2002. This approach successfully reversed the falling trend in incoming international traffic: in 2002, the Company's incoming international traffic rose by 12% over 2001.

     The Company's principal future objectives in the international market segment are as follows:

         - optimizing the settlement rates further by way of closing down unprofitable routes, terminating satellite channels and redirecting traffic to ground cable systems, as well as more efficient traffic routing;

         - reducing the amount of payables and receivables relating to international operators;

         - acquiring and/or expanding access to international traffic exchange points, including London and Stockholm, in order to establish cooperation with major international alternative operators.

     Until mid-2002, Rostelecom had essentially cooperated with national-level foreign operators. In the meantime, the liberalization in most European countries and in the United States has resulted in the emergence of major alternative operators featuring significant subscriber bases and traffic volumes, including calls to Russia. Developing business with these operators has therefore come to be a priority of Rostelecom's corporate strategy in the international market. To this end, the Company is establishing its presence in the main European traffic exchange points. Cooperating with those alternative operators will enable Rostelecom to acquire additional traffic volumes that have so far been bypassing its network, as well as to reduce the outgoing international traffic cost.

         Reductions of personnel

     Rostelecom will continue optimizing the internal structure of its business branches, phasing out the use of analog equipment, and improving business processes, which, in its turn, will result in a further staff reduction achieved by streamlining the management structure of its business branches and reduction of low-skilled staff. In 2002, the Company reduced its staff by about 10%, and plans to reduce it by another 8% in 2003. Along with the reduction process, the Company is implementing a program to systematize remuneration benefit packages, including salary increases for key experts.

     Phasing out analog lines and disposing of other unprofitable assets

     Optimizing the Company's asset structure to retain only cost-effective and highly profitable assets is another priority on its prospective agenda.

     For instance, the Company intends to phase out analog lines so as to decrease the operating costs and maintenance personnel.

     Fixed asset formation

     The bulk of Rostelecom's income will continue to be gained from the provision of traditional long-distance traffic handling services to Russian operators, end-user servicing in Moscow, and Russian-bound traffic termination services rendered to international operators. As the traffic volume is expected to grow the Company's current network capacity will need to be expanded, which, in turn, will require investment.

     The development of a network of modern flexible multiplexers will continue, enabling the Company to offer more channels for sale and to build up more corporate networks.

     The new services include the development of an intelligent platform by Rostelecom, as well as the introduction of its integrated telephone card.

     There are no plans to change the Company's core operations.

3.5 The Issuer's Participation in Industrial, Banking and Financial Groups, Holding Companies, Concerns and Associations

     The Company is a member of the following associations:

     Organization: Association of Telecommunications Companies of the Volga Area

     The issuer's position and functions in the organization: The issuer is a member of the Association and, equally with the other members, has the rights and obligations with respect to realization of the Association's main objectives, namely: developing and promoting telecommunications and services rendered by the members of the Association; coordinating operations of communications companies in the region and representing common interests in government and other agencies, international organizations.

     Organization: Association of Communications Companies of Siberia and the Far East

     The issuer's position and functions in the organization: The issuer is a member of the Association and, equally with the other members, has the rights and obligations with respect to realization of the Association's main objectives, namely: coordinating business operations of the Association members; promoting production cooperation and specialization; convening and holding meetings and workshops for executives and communications companies experts.

     Organization: Association of Telecommunications of the Central-Black Soil Region

     The issuer's position and functions in the organization: The issuer is a member of the Association and, equally with the other members, has the rights and obligations with respect to realization of the Association's main objectives, namely: developing and promoting telecommunications and services rendered by the members of the Association; coordinating operations of communications companies in the region and representing common interests in government and other agencies, international organizations.

     Organization: Association of Operators of the ISKRA Federal Network of Business Services

     The issuer's position and functions in the Organization: The issuer is a member of the Association and, equally with the other members, has the rights and obligations with respect to realization of the Association's main objectives, namely: promoting the development of the Interrelated Communications Network of the Russian Federation and promoting the development of the Iskra dedicated federal network of business services.

3.6      The Issuer's Subsidiaries And Dependent Companies

Abbreviated name: CJSC MTs NTT
Full name: Closed Joint Stock Company Moscow Center for New Telecommunications Technologies
Location: 46 Arbat St., Moscow, 121002, Russian Federation
The Company's interest in the charter capital of the organization: 100.00%
The organization's interest in the charter capital of the Company: 0%
The Company's representatives on the Board of Directors of the organization:
Yerokhin, Dmitry Yevgenyevich, Chairman of the Board
Sekerin, Yevgeny Yuryevich, General Director
Alekseyev, Anton Alekseyevich
Androsik, Vladimir Ivanovinh
Khasianova, Gulnara Shamilyevna
The organization's core business: provision of fixed local, long-distance and international telephony services, and of data transmission services. Value for the Company: expansion of the range of services rendered by the Company in the Moscow market.
Scope of business with the Company: Rostelecom renders the organization long-distance and international communications services amounting to approximately 180,000 U.S. dollars per quarter; the organization leases from Rostelecom telecommunications facilities and premises, quarterly rent being a total of approximately 65,000 U.S. dollars.

Abbreviated name: CJSC Vestelcom
Full name: Closed Joint Stock Company Vestelcom
Location: 26 Sushchevsky Val St., Moscow, 127018, Russian Federation
The Company's interest in the charter capital of the organization: 100.00%
The organization's interest in the charter capital of the Company: 0%
The Company's representatives on the Board of Directors of the organization:
Androsik, Vladimir Ivanovinh, Chairman of the Board
Khasianova, Gulnara Shamilyevna
Yakovlev, Vadim Mikhailovich
Types of business: financing of exchange acquisition, construction, introduction, operation, maintenance, marketing and expansion services, provision of communications services.
Value for the Company: CJSC Vestelcom owns switching facilities and cable systems used by the Company. Scope of business with the Company: the Company leases from CJSC Vestelcom cable facilities and extensions to international exchanges, the accruals to the subsidiary totalling approximately 350,000 U.S. dollars per quarter.


Abbreviated name: LLC Malakhit Rest House
Full name: Limited Liability Company Malakhit Rest House
Location: 15 Shcherbak St., Yalta, 334200, Autonomous Republic of Crimea,
Ukraine
The Company's interest in the charter capital of the organization: 99.93%
The organization's interest in the charter capital of the Company: 0%
The Board of Directors has not been formed.
Types of business: provision of comprehensive year-round sanatorium therapy and recreation services.
Value for the Company: the rest house had been the property of OJSC MMT and passed into the ownership of Rostelecom upon the takeover of MMT by Rostelecom. Scope of business with the Company: none.

Abbreviated name: LLC Informtek
Full name: Limited Liability Company Informtek
Location: 7 Sokhan St., Yalta, Autonomous Republic of Crimea, Ukraine
The Company's interest in the charter capital of the organization: 99.90%
The organization's interest in the charter capital of the Company: 0%
The Board of Directors has not been formed.
Types of business: lease of property.
Value for the Company: the organization owns a 58% block of shares in LLC Yalta Broadcasting Company.
Scope of business with the Company: none.
Other participants in the organization:
Yalta Town Council Property Management Department - 10.4%

Abbreviated name: CJSC RTC-Center
Full name: Closed Joint Stock Company RTC-Center
Location: 15a Kalanchevskaya St., Moscow, 107078, Russian Federation
The Company's interest in the charter capital of the organization: 99.00%
The organization's interest in the charter capital of the Company: 0%
The Board of Directors has not been formed.
This is a dormant company; measures are being taken to discontinue the Company's participation in it.

Abbreviated name: CJSC Rospak
Full name: Closed Joint Stock Company Dedicated Public Packet-Switched Data Network
Location: 2a Bryusov Per., Moscow, 103009, Russian Federation
The Company's interest in the charter capital of the organization: 90.80%
The organization's interest in the charter capital of the Company: 0%
The Board of Directors has not been formed.
This is a dormant company; measures are being taken to discontinue the Company's participation in it.

Abbreviated name: CJSC RTC-Siberia
Full name: Closed Joint Stock Company RTC-Siberia
Location: 246 Karl Marx St., Krasnoyarsk, 660100, Russian Federation
The Company's interest in the charter capital of the organization: 90.00%
The organization's interest in the charter capital of the Company: 0%
The Company's representatives on the Board of Directors of the organization:
Mikhalevsky, Pyotr Valeryevich
Mironov, Vladimir Konstantinovich
Krivoshein, Nikolai Grigoryevich
Types of business: provision of communications services; design and engineering in the Siberian Federal
District; provision of data protection consulting services.
Value for the Company: expansion of range of services rendered by the Company. Scope of business with the Company: this organization leases premises from Rostelecom, with the rent paid being inside 3,000 U.S. dollars per quarter; moreover, the organization provided data protection services worth about 5,500 U.S. dollars to Rostelecom in the 3rd quarter of 2003.
Other participants in the organization: LLC Telemir - 10%

Abbreviated name: CJSC Telecomcity
Full name: Closed Joint Stock Company Telecomcity
Location: 5 Delegatskaya St., Moscow, 127091, Russian Federation
The Company's interest in the charter capital of the organization: 80.00%
The organization's interest in the charter capital of the Company: 0%
The Board of Directors has not been formed.
This is a dormant company; measures are being taken to discontinue the Company's participation in it.

Abbreviated name: LLC Russian Acceptance Bank
Full name: Limited Liability Company Russian Acceptance Bank
Location: 15a Kalanchevskaya St., Moscow, 107078, Russian Federation
The Company's interest: 77.59%
The Bank has been subject to bankruptcy proceedings. The liquidation proceedings have been over. The bankruptcy manager is Ildar Ravilevich Zinatullin. The Bank will be considered liquidated once the Bank of Russia makes the relevant entry in the register of credit organizations.

Abbreviated name: CJSC RTC-Internet
Full name: Closed Joint Stock Company RTC-Internet
Location: 5 Delegatskaya St., Moscow, 127091, Russian Federation
The Company's interest in the charter capital of the organization: 63.5%
The organization's interest in the charter capital of the Company: 0%
The Board of Directors has not been formed.
This is a dormant company; measures are being taken to discontinue the Company's participation in it.

Abbreviated name: CJSC IC Costars
Full name: Closed Joint Stock Company Insurance Company Costars
Location: 2 Pavel Korchagin St., Moscow, 129278, Russian Federation
The Company's interest in the charter capital of the organization: 60.00%
The organization's interest in the charter capital of the Company: 0%
The Company's representatives on the Board of Directors of the organization:
Androsik, Vladimir Ivanovich
Yerokhin, Dmitry Yevgenyevich
Oleshek, Marina Dmitryevna
Types of business: insurance operations.
Value for the Company: property insurance cost reduction.
Scope of business with the Company: a voluntary accident insurance agreement has been concluded between Costars and Rostelecom. 29,000 employees of OJSC Rostelecom are insured. The insurance contributions totaled about
30,000 U.S. dollars in the 3rd quarter of 2003.
Other shareholders:
All-Russia Communications Workers' Union - 21.5%
Individuals - 18%

Abbreviated name: CJSC Engineering Center
Full name: Closed Joint Stock Company Engineering Center
Location: 16 Kazakov St., Moscow, 103064, Russian Federation
The Company's interest in the charter capital of the organization: 60.00% The organization's interest in the charter capital of the Company: 0%
The Board of Directors has not been formed.
Types of business: prospecting, design and development work.
Value for the Company: prospecting, design and development cost reduction. Scope of business with the Company: no R&D activity is currently conducted. Other participants in the organization:
Federal State Unitary Enterprise NIIR - 40%

Abbreviated name: CJSC Incom
Full name: Closed Joint Stock Company Incom
Location: 27/26, Bldg 3 Zubovsky Blvd., Moscow, 121021, Russian Federation
The Company's interest in the charter capital of the organization: 54.38%
The organization's interest in the charter capital of the Company: 0%
The Company's representative on the Board of Directors of the organization:
Shedenkov, Oleg Stanislavovich
Types of business: provision of long-distance and international communications services.
Value for the Company: expansion of the range of services based on the facilities owned by the Company;
long-distance and international traffic exchange.
Scope of business with the Company: none.
Other participants in the organization:
Mashinoimpex, Croatia - 16.7%
Ericsson Business Networks AB, Sweden - 15.2%
Ericsson Nikola Tesla, Croatia - 13.7%

Abbreviated name: CJSC Telebarents
Full name: Closed Joint Stock Company Telebarents
Location: 37 Parkovaya St., Petrozavodsk, 185014, Russian Federation
The Company's interest in the charter capital of the organization: 51.00%
The organization's interest in the charter capital of the Company: 0%
The Board of Directors has not been formed.
This is a dormant company; measures are being taken to discontinue the Company's participation in it.

Abbreviated name: CJSC Globaltel
Full name: Closed Joint Stock Company Globalstar Space Telecommunications
Location: 25, Bldg 2 Dubovaya Roshcha St., Moscow, 127427, Russian Federation The Company's interest in the charter capital of the organization: 51.00%
The organization's interest in the charter capital of the Company: 0%
The Company's representatives on the Board of Directors of the organization:
Kuznetsov, Sergei Ivanovich
Androsik, Vladimir Ivanovich
Yerokhin, Dmitry Yevgenyevich
Types of business: provision of Globalstar satellite mobile communications network services in Russia and the CIS. Value for the Company: investment into this organization is of a strategic nature. Scope of business with the Company: the shareholders developed the network and built capital facilities on their own account during the initial stages of the Globaltel venture. The said facilities have subsequently been leased to Globaltel with a buyout option. Furthermore, the company was financed with borrowed money and market loans during the first few years of its existence. Its debts currently amount to about 45 million U.S. dollars. The amount of current long-distance and international traffic handling and equipment operation services rendered by the Company is approximately 200,000 U.S. dollars per month. Other participants in the organization:
GlobalStar LP (USA) - 49%

Abbreviated name: CJSC Rostelecomimport
Full name: Closed Joint Stock Company Rostelecomimport
Location: 10 Angliiskaya Embankment, St. Petersburg, 190000, Russian Federation The Company's interest in the charter capital of the organization: 50.00%
The organization's interest in the charter capital of the Company: 0%
The Board of Directors has not been formed.
This is a dormant company; measures are being taken to discontinue the Company's participation in it.

Abbreviated name: CJSC Aquapark RT
Full name: Closed Joint Stock Company Aquapark RT
Location: 5 Delegatskaya St., Moscow, 103091, Russian Federation
The Company's interest in the charter capital of the organization: 50.00%
The organization's interest in the charter capital of the Company: 0%
The Board of Directors has not been formed.
This is a dormant company; measures are being taken to discontinue the Company's participation in it.

Abbreviated name: LLP Artel
Full name: Limited Liability Partnership Artel Business and Telecommunications
Location: 3 Zubovskaya Sq., Moscow, 119895, Russian Federation
The Company's interest in the charter capital of the organization: 47.50%
The organization's interest in the charter capital of the Company: 0%
The Board of Directors has not been formed.
This is a dormant company; measures are being taken to discontinue the Company's participation in it.

Abbreviated name: CJSC Telecom-Center
Full name: Closed Joint Stock Company Telecom-Center
Location: 25 Dubovaya Roshcha St., Moscow, 127427, Russian Federation
The Company's interest in the charter capital of the organization: 45.00%
The organization's interest in the charter capital of the Company: 0%
The Company's representatives on the Board of Directors of the organization:
Androsik, Vladimir Ivanovich
Mikhalevsky, Pyotr Valeryevich
Types of business: provision of fixed telephony services in Moscow and of data transmission services; design and survey activities.
Value for the Company: investment into this organization is of a strategic nature.
Scope of business with the Company: OJSC Rostelecom provides communications services and equipment maintenance services to this organization, as well as leases premises to it, the rent amounting to approximately 25,000 U.S. dollars per month.
Other participants in the organization:
LLC Pilot - 55%

Abbreviated name: CJSC Teleport TP
Full name: Closed Joint Stock Company Teleport TP
Location: All-Russia Exhibition Center, Prospect Mira, Moscow, 129223, Russian Federation
The Company's interest in the charter capital of the organization: 44.00%
The organization's interest in the charter capital of the Company: 0%
Types of business: provision of communications services.
Value for the Company: OJSC Rostelecom uses international satellite communications channels owned by the organization for its own purposes.
Scope of business with the Company: the average cost of communications services provided to the Company by the organization is about 100,000 U.S. dollars a month. The average cost of services provided by the Company to the organization is about 50,000 U.S. dollars a month.
Other participants in the organization:
Technocom Ltd. - 38.5%
Roscomm Ltd. - 10%
Joint Venture Tekhnopark - 7.5%

Abbreviated name: OJSC CC Business Network
Full name: Open Joint Stock Company  Central Company Business Network
Location: 1, Bldg 2 Marshal Vasilevsky St., Moscow, 123098, Russian Federation The Company's interest in the charter capital of the organization: 43.50%
The organization's interest in the charter capital of the Company: 0%
The Board of Directors has not been formed.
This is a dormant company; measures are being taken to discontinue the Company's participation in it.

Abbreviated name: OJSC MMTS No. 9
Full name: Open Joint Stock Company Moscow Long-Distance Exchange No. 9
Location: 7 Butlerov St., Moscow, 117485, Russian Federation
The Company's interest in the charter capital of the organization: 36.86%
The organization's interest in the charter capital of the Company: 0%
The Company's representatives on the Board of Directors of the organization:
Yerokhin, Dmitry Yevgenyevich, Chairman of the Board
Androsik, Vladimir Ivanovich
Types of business: leasing out premises, provision of communications services. Value for the Company: a large telecommunications center of OJSC Rostelecom is situated in the premises owned by the organization. Scope of business with the
Company: OJSC Rostelecom leases business premises from this organization, with the rent paid amounting to approximately 190,000 U.S. dollars a month; in addition, the organization provides equipment maintenance services to OJSC Rostelecom worth approximately 19,000 U.S. dollars a month. Other participants in the organization:
Russian Federation, represented by the Russian Federation Ministry for Property Management - 38% Individuals - 25%

Abbreviated name: CJSC Razbeg-Marafon
Full name: Closed-End Joint Stock Company Razbeg-Marafon
Location: 56 Trifonovskaya St., Moscow, 129116, Russian Federation
The Company's interest in the charter capital of the organization: 33.33%
The organization's interest in the charter capital of the Company: 0%
The Board of Directors has not been formed.
This is a dormant company; measures are being taken to discontinue the Company's participation in it.

Abbreviated name: OJSC RTComm.Ru
Full name: Open Joint Stock Company RTComm.Ru
Location: 8, Bldg 1 Olsufyevsky Per., Moscow, 121021, Russian Federation
The Company's interest in the charter capital of the organization: 31.10%
The organization's interest in the charter capital of the Company: 0%
The Company's representatives on the Board of Directors of the organization:
Androsik, Vladimir Ivanovich
Kuznetsov, Sergei Ivanovich
Types of business: Internet services provision.
Value for the Company: Expansion of the range of services provided by the Company. Scope of business with the Company: OJSC Rostelecom provides communications services worth approximately 800,000 U.S. dollars a month, whilst this company provides communications services to OJSC Rostelecom worth approximately 35,000 U.S. dollars a month.
Other participants in the organization:
OJSC RTC-Leasing - 49.8%
OJSC Svyazinvest - 0.5%
Telecommunications Development Research Center, noncommercial partnership - 13.7% CJSC KPF Finance - 5%

Abbreviated name: ALC Teleradiokompaniya Yalta
Full name: Additional Liability Company Teleradiokompaniya Yalta
(Yalta Broadcasting Corporation)
Location: 7 Sohan St., Yalta, 334200, Autonomous Republic of Crimea, Ukraine The Company's interest in the charter capital of the organization: 30.00% The organization's interest in the charter capital of the Company: 0%
The Board of Directors has not been formed.
Types of business: cable broadcasting.
Value for Rostelecom: financial investment.
Scope of business with the Company: none.

Abbreviated name: OJSC RTC-Leasing
Full name: Open Joint Stock Company Rostelecom-Leasing
Location: 42 Shchepkin St., Moscow, 129110, Russian Federation
The Company's interest in the charter capital of the organization: 27.06%
The Company's interest in ordinary shares of the organization: 27.13%
The organization's interest in the charter capital of the Company: 0%
The Company's representatives on the Board of Directors of the organization:
Kuznetsov, Sergei Ivanovich, Chairman of the Board
Androsik, Vladimir Ivanovich
Types of business: leasing.
Value for the Company: attracting finance to modernize the Company's trunk network.
Scope of business with the Company: the outstanding debt of OJSC Rostelecom under the lease agreements negotiated with the organization totaled approximately 200 million U.S. dollars as of September 30, 2003.
Other participants in the organization:
RTC-Garantia NPF - 3.02%
Telecommunications Development Research Center, noncommercial partnership - 3.3% CJSC Telecombank - 18.9% LLC RIB Commercial Bank - 15.9% CJSC Gamma Capital - 15.9% CJSC KPF Finance - 15.8%

Abbreviated name: CJSC InformCourierSvyaz
Full name: Closed Joint Stock Company InformCourierSvyaz
Location: 6, Bldg 1 Chetverty Verkhny Mikhailovsky Proyezd, Moscow, 117419, Russian Federation
The Company's interest in the charter capital of the organization: 25.25% The organization's interest in the charter capital of the Company: 0%
The Company's representative on the Board of Directors of the organization:
Mikhalevsky, Pyotr Valeryevich
Types of business: publication of an information bulletin and of the InformCourierSvyaz magazine.
Value for the Company: provision of information support to OJSC Rostelecom. Scope of business with the Company: none.
Other participants in the organization:
OJSC UralSvyazInform - 15.6%
CJSC Mezhgorsvyazstroy - 9.4%

Abbreviated name: CJSC Rustel
Full name: Closed Joint Stock Company Rustel
Location: 2 Pavel Korchagin St., Moscow, 129278, Russian Federation
The Company's interest in the charter capital of the organization: 25.00%
The organization's interest in the charter capital of the Company: 0%
The Company's representative on the Board of Directors of the organization:
Androsik, Vladimir Ivanovich
Types of business: provision of satellite communications services.
Value for the Company: the Company owns a large satellite communications network Scope of business with the Company: OJSC Rostelecom provides communications services to this company worth approximately 110,000 U.S. dollars a month, whilst this company provides communications services (lease of a satellite channel) to Rostelecom worth 15,000 U.S. dollars a month.
Other participants in the organization:
IBCS - 50%
Russian Union of Industrialists and Entrepreneurs - 25%

Abbreviated name: CJSC NTTs Comset
Full name: Closed Joint Stock Company Comset Research and Technology Center
Location: 7 Zeleny Prospect, Moscow, 111141, Russian Federation
The Company's interest in the charter capital of the organization: 22.18%
The organization's interest in the charter capital of the Company: 0%
The Company's representatives on the Board of Directors of the organization:
Terekhov, Vladimir Vladimirovich
Mikhalevsky, Pyotr Valeryevich
Types of business: scientific and technological research; design, survey and development; education and training.
Value for the Company: prospecting, design and development cost reduction.
Scope of business with the Company: none.
Other participants in the organization:
OJSC MGTS - 11% OJSC TsentrTelecom - 11% OJSC VolgaTelecom - 11% UralSvyazInform OJSC - 11%

Abbreviated name: OJSC MCC
Full name: Open Joint Stock Company Moscow Cellular Communications
Location: 18/20 Vorontsovskaya St., Moscow, 109044, Russian Federation
The Company's interest in the charter capital of the organization: 23.50%
The Company's interest in ordinary shares of the organization: 23.5%
The organization's interest in the charter capital of the Company: 0%
The Company's representatives on the Board of Directors of the organization:
Androsik, Vladimir Ivanovich
Lutsky, Alexandr Alexandrovich
Types of business: provision of cellular communications services in the City of Moscow and Moscow Region.
Value for the Company: financial investment.
Scope of business with the Company: OJSC Rostelecom provides long-distance and international telecommunications services at public rates to the organization. The volume of services provided is insignificant.
Other participants in the organization:
OJSC MGTS - 23.5%
RTDC - 22%
Telco Overseas Ltd - 20%
NefteKom - 8%
Gamma Capital - 3%

Abbreviated name: LLC ChOP Rostelecom-Bezopasnost
Full name: Limited Liability Company Rostelecom-Bezopasnost Private Security Agency
Location: 2 Deguninskaya St., Moscow, 127486, Russian Federation
The Company's interest in the charter capital of the organization: 20%
The organization's interest in the charter capital of the Company: 0%
The Board of Directors has not been formed.
Types of business: provision of security services.
Scope of business with the Company: none.
Other participants in the organization:
OJSC Svyazinvest - 75%
LLP ChOP Boomerang-F - 5%

Abbreviated name: Telmos CJSC
Full name: Closed Joint Stock Company Telmos
Location: 15 Zemledelchesky Per., Moscow, 119121, Russian Federation
The Company's interest in the charter capital of the organization: 20.00%
The organization's interest in the charter capital of the Company: 0%
The Company's representative on the Board of Directors of the organization:
Kuznetsov, Sergei Ivanovich
Types of business: provision of fixed communications services in the City of Moscow.
Value for the Company: financial investment.
Scope of business with the Company: OJSC Rostelecom provides equipment maintenance and communications services to this company totally approximately 150,000 U.S. dollars per month, whilst this company provides communications services to Rostelecom totally approximately 2,000 U.S. dollars per month. Other participants in the organization:
OJSC MGTS - 40%
OJSC Sistema JSFC - 40%

Abbreviated name: CJSC MS-Trust
Full name: Closed Joint Stock Company MS-Trust
Location: 18/20 Vorontsovskaya St., Moscow, 109044, Russian Federation
The Company's interest in the charter capital of the organization: 20.00%
The organization's interest in the charter capital of the Company: 0%
The Board of Directors has not been formed.
This is a dormant company; measures are being taken to discontinue the Company's participation in it.

Abbreviated name: LLC Medicom-33
Full name: Limited Liability Company Medicom-33
Location: 16 Malakhitovaya St., Moscow, 129128, Russian Federation
The Company's interest in the charter capital of the organization: 18.69%
The organization's interest in the charter capital of the Company: 0%
The Board of Directors has not been formed.
This is a dormant company; measures are being taken to discontinue the Company's participation in it.

Abbreviated name: LLC Arkhangelskaya GTS
Full name: Limited Liability Company Arkhangelskaya GTS
Location: 4 Priorov St., Arkhangelsk, 163071, Russian Federation
The Company's interest in the charter capital of the organization: 17.00% The Board of Directors has not been formed.
Types of business: provision of communications services.
Value for the Company: expansion of the range of services provided by the Company.
Scope of business with the Company: none.
Other participants in the organization:
OJSC North-Western Telecom - 77%
Municipality of the city of Arkhangelsk - 6%

Abbreviated name: LLC Tver Telecom
Full name: Limited Liability Company Tver Telecom
Location: 24 Novotorzhskaya St., Tver, 170000, Russian Federation
The Company's interest in the charter capital of the organization: 15.00% The Board of Directors has not been formed.
Types of business: provision of telecommunications services.
Value for the Company: expansion of the range of services provided by the Company.
Scope of business with the Company: none.
Other participants in the organization:
OJSC TsentrTelecom - 26% LLC Cosmocom - 16% LLC Vialacta-Com - 16% LLC Orbita-Telecom - 19% LLC TelVit - 4% LLC Ranox - 4%

Abbreviated name: CJSC Digital Transport Networks
Full name: Closed Joint Stock Company Digital Transport Networks
Location: Posyolok Sosnovka, Odintsovsky District, Moscow Region, 143070, Russian Federation
The Company's interest in the charter capital of the organization: 15.00% The Company's representative on the Board of Directors of the organization:
Sekerin, Yevgeny Yuryevich
Types of business: provision of telecommunications services.
Value for the Company: expansion of the range of services provided by the Company.
Scope of business with the Company: none.
Other participants in the organization:
Individuals - 85%

Abbreviated name: Golden Telecom, Inc.
Full name: Golden Telecom, Inc.
Location: 1 Kozhevnichesky Pr., Moscow, 115114, Russian Federation
The Company's interest in the charter capital of the organization: 14.48%
The Company's representatives on the Board of Directors of the organization:
Androsik, Vladimir Ivanovinh
North, Michael
Types of business: investments into companies providing communications service. Value for the Company: financial investment.
Scope of business with the Company: none.
Other participants in the organization:
Alfa-Group - 39% Barings Vostok Management - 9% Capital International - 8% Managers of the Company - 3% EBRD - 11% Outstanding shares - 15%

Abbreviated name: CJSC Expo-Telecom
Full name: Closed Joint Stock Company Expo-Telecom
Location: 7 Tverskaya St., Moscow, 103375, Russian Federation
The Company's interest in the charter capital of the organization: 10.87%
The Company's representative on the Board of Directors of the organization:
Mikhalevsky, Pyotr Valeryevich
Types of business: printing services; conference services.
Value for the Company: information support.
Scope of business with the Company: none.
Other participants in the organization:
OJSC MGTS - 5.43%
Federal State Unitary Enterprise Russian Broadcasting Network - 9.78% State Enterprise TsNIIS - 5.43% Federal State Unitary Enterprise NIIR - 5.43% OJSC Telecom - 5.43% Non-Commercial Association RSOS- 2.17% LLC APAK Service - 2.43% Individuals - 50%

Abbreviated name: JSCOT TV-Inform
Full name: Joint Stock Company of the Closed Type TV-Inform
Location: 1 Rusakovskaya Embankment, Moscow, 106076, Russian Federation The Company's interest in the charter capital of the organization: 10.50% Types of business: development and distribution of information materials. Value for the Company: information support.
Scope of business with the Company: none.

Abbreviated name: OJSC Avianet
Full name: Open Joint Stock Company Avianet
Location: 37, Bldg 7 Leningradsky Prospect, Moscow, 109052, Russian Federation The Company's interest in the charter capital of the organization: 10.30%
This is a dormant company; measures are being taken to discontinue the Company's participation in it.

Abbreviated name: CJSC VestBaltTelecom
Full name: Closed Joint Stock Company VestBaltTelecom
Location: 32 Leninsky Prospect, Kaliningrad, 236040, Russian Federation
The Company's interest in the charter capital of the organization: 10.00% The Company's representative on the Board of Directors of the organization:
Mikhalevsky, Pyotr Valeryevich
Types of business: provision of communications services.
Value for the Company: expansion of the range of services provided by the Company.
Scope of business with the Company:
Other participants in the organization:
OJSC Balticom Mobile - 62%
OJSC North-Western Telecom - 28%

Abbreviated name: CJSC Telekros
Full name: Closed Joint Stock Company Telekros
Location: 27 Presnensky Val, Moscow, 123557, Russian Federation
The Company's interest in the charter capital of the organization: 10.00%
The Board of Directors has not been formed.
Types of business: provision of communications services, design and survey works Value for the Company: expansion of the range of services provided by the Company.
Scope of business with the Company: digital multiplexing worth 180,000 U.S. dollars is being developed by the Company.
Other participants in the organization:
CJSC NTO Crosna - 10%
CJSC Crosna-Invest - 80%

Abbreviated name: CJSC St. Petersburg Telecommunications Center
Full name: Closed Joint Stock Company St. Petersburg Telecommunications Center
Location: 30-32 3rd Line of the Vassilyevsky Island, St. Petersburg, 199053, Russian Federation
The Company's interest in the charter capital of the organization: 9.38%
Types of business: provision of training services.
Value for the Company: the Company's staff professional training.
Scope of business with the Company: none.
Other participants in the organization:
OJSC North-Western Telecom - 55%
St. Petersburg State University of Telecommunications - 15% Federal State Unitary Enterprise RTR - 6.25%
OJSC Lensvyaz - 4.38%
Other shareholders - 10%

Abbreviated name: CJSC Registrator-Svyaz
Full name: Closed Joint Stock Company Registrator-Svyaz
Location: 15a Bolshaya Olenya St., Moscow, 107014, Russian Federation
The Company's interest in the charter capital of the organization: 8.64%
The Company's representative on the Board of Directors of the organization:
Mokhoreva, Olga Vladimirovna
Types of business: registry keeping services.
Value for the Company: provision of services including maintenance of the shareholders' register, payment of dividends and making arrangements for the general meetings of shareholders of the Company.
Scope of business with the Company: 900,000 rubles per quarter on the average. Other participants in the organization:
LLC Vialacta-Com - 17.11%
CJSC RIB - 17.11%
OJSC ICB for Development of Communications and Information Technologies - 7.95% OJSC Svyazinvest - 12.09% CJSC North-Western Telecombank - 17.09% TsIPRT - 19.99% Maximov, I.V. - 0.02%

Abbreviated name: CJSC Teleinf
Full name: Closed Joint Stock Company Teleinf
Location: Office 1042, 19 Akademik Korolyov St., 127427, Moscow,
Russian Federation
The Company's interest in the charter capital of the organization: 6.25% This is a dormant company; measures are being taken to discontinue the Company's participation in it.
Other participants in the organization:
LLC ANVN - 2.5%
Individuals - 78.75%
Treasury stock - 12.25%

Abbreviated name: CJSC RIC
Full name: Closed Joint Stock Company Russian Information Center
Location: 3 1st Tverskaya-Yamskaya St., Moscow, 125047, Russian Federation
The Company's interest in the charter capital of the organization: 6.18%
The Board of Directors has not been formed.
This is a dormant company; measures are being taken to discontinue the Company's participation in it.

Abbreviated name: LLC Svyazexpertiza
Full name: Limited Liability Company Svyazexpertiza
Location: 22, Bldg 1 Marxistskaya St., 109147, Moscow, Russian Federation The Company's interest in the charter capital of the organization: 5.71% The Board of Directors has not been formed.
This is a dormant company undergoing liquidation proceedings.

Abbreviated name: CJSC Ramsatcom
Full name: Closed Joint Stock Company Ramsatcom
Location: 35-A Leninsky Prospect, Moscow, 117334, Russian Federation
The Company's interest in the charter capital of the organization: 6.55% The Company's representative on the Board of Directors of the organization:
Mikhalevsky, Pyotr Valeryevich
Types of business: provision of communications services.
Value for the Company: financial investment.
Scope of business with the Company: none.

3.7 The Issuer's Fixed Assets: Composition, Structure, Value, Planned Purchases, Replacement, Retirement and Any Encumbrances

3.7.1    Fixed Assets

------- ----------------- --------- --------------------- ----------------------
 No.                                  Fixed asset Revaluation Gross book value
                                      Net book value (less upon revaluation
                                         (adjusted         depreciation) upon
                                     historical cost as     revaluation (net
                                      of September 30,      book value as of
            category        date      2003), thousand     September 30, 2003),
                                           rubles            thousand rubles
------- ----------------- --------- --------------------- ----------------------
------- ----------------- --------- --------------------- ----------------------
  1     Land  plots  and  01.01.1996140                   140
        nature
        management
        facilities
------- ----------------- --------- --------------------- ----------------------
------- ----------------- --------- --------------------- ----------------------
  2     Buildings    and  01.01.199620,379,296            7,200,333
        structures
------- ----------------- --------- --------------------- ----------------------
------- ----------------- --------- --------------------- ----------------------
  3     Housing           01.01.1996984,229               972,453
------- ----------------- --------- --------------------- ----------------------
------- ----------------- --------- --------------------- ----------------------
  4     Plant        and  01.01.199631,127,411            6,497,610
        equipment
------- ----------------- --------- --------------------- ----------------------
------- ----------------- --------- --------------------- ----------------------
  5     Vehicles          01.01.1996616,813               258,345
------- ----------------- --------- --------------------- ----------------------
------- ----------------- --------- --------------------- ----------------------
  6     Other   tangible  01.01.1996197,622               79,503
        fixed assets
------- ----------------- --------- --------------------- ----------------------
------- ----------------- --------- --------------------- ----------------------
  7     Intangible        -         33                    29
        fixed assets
------- ----------------- --------- --------------------- ----------------------
------- ----------------- --------- --------------------- ----------------------
  8     Low value  fixed  -         1,654                 1,654
        assets
------- ----------------- --------- --------------------- ----------------------
------- ----------------- --------- --------------------- ----------------------
        Total,  thousand            53,307,198            15,010,067
        rubles:
------- ----------------- --------- --------------------- ----------------------

     The revaluation of fixed assets held on January 1, 1996, was conducted in accordance with the fixed capital depreciation ratios as established by the Russian Federation State Committee for Statistics.

     There are no plans involving the retirement, acquisition and/or replacement of fixed assets, the value of which is equal or over 10% of the aggregate value of the Company's fixed assets, or other fixed assets, as of September 30, 2003.

3.7.2    The Value of Issuer's Real Property Assets

     As of September 30, 2003, the total value of the Company's real property assets was 21,363,665,000 rubles, and the accrued depreciation figure amounted to 13,550,879,000 rubles.

     No evaluations of the Company's real property assets were conducted, nor any major changes in their composition made.



               IV. The Issuer's Financial And Business Operations

4.1      The Issuer's Financial And Business Results

4.1.1    Profit And Losses

---------------------- --------------- ----------------------------------------
        Item              Amount*                Calculation method
---------------------- --------------- ----------------------------------------
---------------------- --------------- ----------------------------------------
Proceeds, thousand       20,749,036      Total proceeds from sale of goods,
rubles                                        products, work, services
---------------------- --------------- ----------------------------------------
---------------------- --------------- ----------------------------------------
Gross profit,                          Proceeds (sales proceeds) - cost price
thousand rubles                          of goods, products, work, services
                         6,859,645      sold (less commercial and management
                                     costs)
---------------------- --------------- ----------------------------------------
---------------------- --------------- ----------------------------------------
Net profit
(undistributed                          Profit (loss) from usual operations +
profit (loss)),          4,781,570        extraordinary income and expenses
thousand rubles
---------------------- --------------- ----------------------------------------
---------------------- --------------- ----------------------------------------
Labor productivity,                      Proceeds (sales proceeds)/employees
thousand                    710           (workers) on the payroll for the
rubles/employee                                   reporting period
---------------------- --------------- ----------------------------------------
---------------------- --------------- ----------------------------------------
Yield of capital           129.1          Proceeds (sales proceeds)/cost of
investment, %                           fixed assets for the reporting period
---------------------- --------------- ----------------------------------------
---------------------- --------------- ----------------------------------------
Return on assets, %         11.6           Net profit/book value of assets
---------------------- --------------- ----------------------------------------
---------------------- --------------- ----------------------------------------
Return on own                           Net profit / (capital and reserves -
capital, %                                 target financing and proceeds +
                            20.3        deferred income - own shares redeemed
                                                 from shareholders)
---------------------- --------------- ----------------------------------------
---------------------- --------------- ----------------------------------------
Return on products          33.1        Profit on sales /net proceeds (sales
(sales), %                                            proceeds)
---------------------- --------------- ----------------------------------------
---------------------- --------------- ----------------------------------------
Uncovered loss as of
reporting date,              -             Uncovered loss of past years +
thousand rubles                         uncovered loss of the reporting year
---------------------- --------------- ----------------------------------------
---------------------- --------------- ----------------------------------------
Ratio of uncovered           -             Uncovered loss as of reporting
loss as of reporting
date and balance                         date/balance sheet value of assets
sheet total value                            (balance sheet total value)
---------------------- --------------- ----------------------------------------

* Figures are culculated by progressive total as of September 30, 2003.

     The results of the first nine months of 2003 as a whole reflect the positive dynamics of the main indices characterizing profit and losses.

     The Company's proceeds rose by 10% on the respective period of last year and equaled 20,749 million rubles. This growth was prompted by the enlarged amount of services provided to the Company's clients, in the first place, long-distance traffic handling services. In the reporting period, long-distance and international traffic handled by the Company rose by 18% and 6%, respectively. The volume of international traffic coming into the territory of the Russian Federation also increased by 29% as compared to the respective period of last year.

     In the first nine months of 2003 the Company's gross profit rose by 12% to 6,860 million rubles while the rate of return actually remained unchanged (33%).

     In 2003, the Company improved its labor productivity figure (710 rubles/employee as compared to 604 rubles/employee in the respective period of last year). This improvement could be attributed to the Company's restructuring efforts and personnel reduction policy. The yield of capital investment increased from 101 to 129 largely due to the reduced price-to-book value.

     In the first nine months of 2003 net profit decreased 2.4% on the respective period of last year and equaled 4,781.5 million rubles. Without taking into account the sale of 50% interest in the Sovintel limited liability company in 2002 (2,298 million rubles) and the restructuring of the debt to Vneshekonombank in 2003 (561 million rubles), net profit grew by 62.3%.

     The return on assets remained unchanged at the level of 12% while the return on equity decreased from 22% to 20% due to the increased value of net assets.

     On the whole, the indices of the Company's financial and business performance demonstrate its stable position on the telecommunications market, and the Company's main financial ratios are comparable with the sector's average figures.

4.1.2 Factors That Influenced Changes in the Amount of Proceeds From the Sale of Products, Work and Services by the Issuer and Income (Losses) From its Principal Operations

     In the first nine months of 2003 long-distance traffic increased by 17.7% to 6,047.6 million minutes. The revenues of OJSC Rostelecom from the provision of long-distance communications service rose by 25.3% to 7,952.0 million rubles as compared to the first nine months of 2002.

     Outcoming international traffic rose by 5.6% to 974.6 million minutes in the first nine months of 2003. Revenues from the provision of international communications services to Russian clients decreased by 1.8% to 5,851.6 million rubles. The reduced revenue could be attributed to a change in the traffic pattern in favor of cheaper routes.

     Incoming international traffic increased by 28.6% to 877.0 million minutes as compared to the first nine months of 2002, which testifies to the increased market share of OJSC Rostelecom. Revenues from international operators for international telephone traffic handling dropped by 1.0% to 3,034.6 million rubles as compared to the respective period of last year due to reduced settlement rates.

     The Company's revenue totaled 20,749.0 million rubles in the first nine months of 2003 or 36.7% more than in the respective period of last year. This growth was 10.8% as compared to the adjusted figure for the first nine months of 2002.

     It should be stressed that in the fourth quarter of 2002 the Company decided to apply a new method of registering operations with international operators in Russian accounting statements. Therefore, the statements for the first nine months of 2003 reflect in full both revenues from and payments to international operators. The official reporting indices for the first nine months of 2002 were not adjusted for the new method of registering operations with international operators.

4.2      The Issuer's Liquidity

---------------------- ------------ --------------------------------------------
        Item             Amount           Recommended calculation method
---------------------- ------------ --------------------------------------------
---------------------- ------------ --------------------------------------------
Own current assets,     1,464,315      Capital and reserves (less own shares
thousand rubles                        redeemed from shareholders ) - target
                                      financing and receipts + deferred income -
                                       noncurrent assets - long-term receivables
---------------------- ------------ --------------------------------------------
---------------------- ------------ --------------------------------------------
Leverage ratio                          Long-term liabilities + short-term
                                       liabilities (less deferred income) /
                           0.8         capital and reserves (less own shares
                                       redeemed from shareholders ) - target
                                       financing and receipts + deferred income
---------------------- ------------ --------------------------------------------
---------------------- ------------ --------------------------------------------
Financial                              Capital and reserves (less own shares
independence                           redeemed from shareholders) - target
(autonomy) ratio           0.6        financing and receipts + deferred income /
                                       noncurrent assets + current assets
---------------------- ------------ --------------------------------------------
---------------------- ------------ --------------------------------------------
Inventories/own            1.8           Own current assets / inventories
current assets ratio
---------------------- ------------ --------------------------------------------
---------------------- ------------ --------------------------------------------
Permanent assets                       Noncurrent assets + long-term receivables
index                                  / capital and reserves (less own shares
                           0.9         redeemed from shareholders) - target
                                       financing and receipts + deferred income
---------------------- ------------ --------------------------------------------
---------------------- ------------ --------------------------------------------
Current liquidity                     Current assets - long-term receivables
ratio                      1.9        /short-term liabilities (less deferred
                                     income)
---------------------- ------------ --------------------------------------------
---------------------- ------------ --------------------------------------------
Quick       liquidity      1.7         (Current assets - inventories - value
ratio                                    added tax on valuables acquired -
                                        long-term receivables) / short-term
                                        liabilities (less deferred income)
---------------------- ------------ --------------------------------------------

     The Company demonstrates a high level of liquidity. Moreover, this indicator developed positively as compared to 2002 (with the quick liquidity ratio of 1.7 in 2003 as compared to 1.1 in 2002, and the current liquidity ratio of 1.9 in 2003 as compared to 1.2). The improved liquidity ratios resulted mainly from the restructuring of the debt to Vneshekonombank. Along with the improved liquidity ratio, the Company's own current assets changed qualitatively and in 2003 totaled 1,464 million rubles. In 2002 this indicator had a negative value of 3,805 million rubles.

     The ratio demonstrating the provision of inventories with the Company's own current assets dropped from 4.5 to 1.8. This ratio is not significant for the Company because its main operations involve the provision of services.

     The Company's financial independence indicies also improved. Thus, the leverage ratio dropped from 1.1 to 0.8 while the autonomy ratio increased from
0.5 to 0.6. The permanent asset index decreased from 1.2 to 0.9. The dynamics of these indices could be attributed to the growth of the Company's net assets and the reduction of the price-to-book value.

     On the whole, the liquidity indices demonstrate the Company's stable position on the telecommunications market, and its main ratios are comparable with the sector's average figures.

4.3      The Issuer's Capital And Current Assets Size, Structure, And Adequacy

4.3.1    The Issuer's Capital And Current Assets Size And Structure

     Pursuant to Article 5 of the Company's Charter approved by the general meeting of shareholders on June 15, 2003 (Minutes No. 1 of June 20, 2003), the charter capital of OJSC Rostelecom currently amounts to 2,428,819.4725 rubles. The charter capital is defined as the amount of par value of 728,696,320 ordinary shares and 242,831,469 class A preferred shares, which is reflected in the accounting statements for the 3rd quarter of 2003, item 410 of the balance sheet.

     Pursuant to Article 11 of the Company's Charter, the Company has set up a reserve fund through the annual deductions of 5 (five) percent of the Company's net profit, until the reserve fund reaches 15 (fifteen) percent of the Company's charter capital. The reserve fund is designated to cover the Company's losses, and also, in the event of the absence of other funds, to repurchase the Company's shares under the circumstances and in the manner provided for under the Charter. As of September 30, 2003, the reserve fund amounted to 364,000 rubles. The monies of the reserve fund were not used in the 3rd quarter of 2003.

     The annual general meeting of shareholders of OJSC Rostelecom, held on June 15, 2003 (Minutes No. 1 of June 20, 2003), approved the accounting statements for 2002, according to which, the undistributed net profit of OJSC Rostelecom amounted to 4,041,230,000 rubles, including 705,567,000 rubles paid out as dividends for 2002.

     Pursuant to the Company's policies and the dynamics of operating revenues and expenditures in the first nine months of 2003, the Company finances current assets from its own sources without borrowings funds. The Company does not have information on factors that may prompt changes in the policy of current assets financing and cannot assess the probability of their emergence.

4.3.2    The Issuer's Capital And Current Assets Adequacy

     The Company's own capital is sufficient to meet its short-term liabilities and cover operating expenses, which can be confirmed by the ratios given in item 2.1, The Issuer's Financial and Economic Indicators, of this report.

     The issuer's average daily operating expenses for the past complete quarter preceding the date of completion of the reporting quarter, i.e. for the 2nd quarter of 2003, totaled 31.6 million rubles.

4.3.3    Cash Assets

     Based on the data of managerial accounting, the cash budget for the 4th quarter of 2003 is intended to be deficit-free. The Company intends to use its own funds to finance its current operations. No cash deficits are expected during the quarter.

     The 2004 cash budget is also planned to be deficit-free. In compliance with these projections, the Company plans to use its own and borrowed funds to finance its operations. No cash deficits are expected next year (the total cash flow as of the end of 2004 will amount to over 2 billion rubles).

     As of September 30, 2003, the Company is in a position to raise bank loans in the amount of up to 4 billion rubles, and, apart from that, to obtain commodity loans from the leading producers of telecom equipment.

     The Company has no frozen bank accounts or debts on the records.

4.3.4    The Issuer's Financial Investments

     As of September 30, 2003, the Company's balance sheet registered only one financial investment amounting to 10 and more percent of its total financial investments:

         Category of securities: ordinary shares.

         Full and abbreviated official name: Golden Telecom, Inc. (registered in the state of Delaware, USA).

         Securities identification number: 38122G 107.

         Quantity: 4,024,067 shares.

         Total par value of securities owned: 40,240.67 U.S. dollars.

         Total balance sheet value of securities owned: 1,306,217,663.20 rubles.

         Size of dividend declared for 2002 on ordinary shares: 0.00.

         The provisions for securities depreciation were not made.

     The size of potential losses linked with the bankruptcy of Golden Telecom, Inc. equals the total balance sheet value of shares and amounts to 1,306,217,663.20 rubles.

     The calculations in this section of the quarterly report were made in compliance with the Russian Accounting Standards (RAS).

4.3.5    The issuer's Intangible Assets

--------- ---------------------------------------- ---------- -----------------
  No.                                                           Item Full cost
                                                                Size of accrued
                                                                depreciation
--------- ---------------------------------------- ---------- -----------------
--------- ---------------------------------------- ---------- -----------------
1         The  owner's  exclusive  right  to  the     23             3
          trademark  and the  service  mark,  the
          name of the place of goods' origin
--------- ---------------------------------------- ---------- -----------------
-------------------------------------------------- ---------- -----------------
Total, rubles:                                        23             3
-------------------------------------------------- ---------- -----------------

     The data was provided in compliance with the Russian Accounting Standards.

4.4      The  Issuer's  R&D,  Licenses  And  Patents,   New  Development  And
         Research  Project  Policies  And  Expenditures

     The Company does not carry out research on its own. All new developments that are employed to improve the services provided by the Company and cut its costs are carried out by specialized research organizations financed from the special extra-budgetary R&D fund established by Ministry for Communications and Informatization of the Russian Federation. The plan of work essential for many telecommunications market participants is annually agreed upon and endorsed at a session of the Coordinating Council of Ministry for Communications and Informatization of the Russian Federation.

     The licenses owned by the Company are given in item 3.2.13, Additional Requirements to Issuers That Are Providers of Communications Services, sub-item Communications Licenses.

     The risks related to the possible expiry of licenses, held by the Company, are given in item 2.5.1, Sectoral Risks.

     Currently, OJSC Rostelecom holds the titles to the trademarks which priority was registered by the Russian Agency for Patents and Trademarks and the USSR State Committee for Inventions and Discoveries on April 10, 1995 and March 6, 1985, respectively, whereupon certificates No. 125190 and No. 77120 were issued to OJSC Rostelecom. The said certificates are effective until March 14, 2004 and October 29, 2004, respectively. On the expiry dates of these certificates the Company's exclusive rights to the use of the registered trademarks will also expire.

4.5      Trends In Field of the Issuer's of Principal Operations

         Background information on the sector

     The telecommunications sector is among the economy's major sectors that ensure the functioning and coordinated operation of all national systems. That is why the Russian government considers the development of the nation's information and telecommunications infrastructure as one of the main factors to boost economic growth, business and intellectual activity, and raise the country's prestige in the international community.

     Even during general economic recessions in Russia, its communications sector continued to develop dynamically: telecommunications companies quickly recovered from the 1998 financial crisis, managed to keep their reputation of reliable borrowers and investor appeal. Today telecommunications companies operate at a profit and demonstrate satisfactory performance indices. As compared to companies in other sectors of the economy, they have a sufficiently high share of cash in their revenues and, therefore, can ensure their growth through their own funds, even if this growth is not very intensive.

     The further qualitative development of telecommunications operators is especially important, considering the fact that consumer demand for telecommunications services is growing with every passing year. Unfortunately, today the provision of both modern telecommunications services, and even of traditional telephony services, falls short of consumer demand. For example, telephones density in Russia, one of the indices of the country's economic development, averages 23 fixed and 1.7 mobile phones per 100 people (in rural areas the figure is 50% lower). Today, about 5 million people are on waiting lists to install a fixed telephone, and the largest number of potential subscribers (over 500,000 people) live in the Moscow Region.

         The sector's structure

         Today in Russia:

               - over 8,500 licenses are operational for the provision of various communications services (including 8,000 licenses in the field of telecommunications);

               - 4,662 telecommunications companies are operating;

               - conventional operators provide over 80% of communications services;

               -   conventional   operators   own   93  to   95%   of   Russia's
          telecommunications networks.

     Apart from the local common carriers operating primary and intra-zone networks, the sector's structure also includes OJSC Rostelecom, a long-distance and international communications operator.

         Today OJSC Rostelecom:

         - links  Russia  actually  with all the  countries  of the  world;

         - provides traffic transit services to foreign operators;

         - broadcasts television and radio programs;

         - provides new aucillary services: data transmission, the Internet, IP-telephony, and multimedia communications.

     Actually all regional operators own long-distance automatic telephone exchanges that switch traffic between local telephone networks and the Company's long-distance trunk networks. The only exception is Moscow where the automatic telephone exchange belongs to OJSC Rostelecom. In other regions, local telecommunication operators - the owners of automatic telephone exchanges - bill their subscribers themselves and collect payments for long-distance and outgoing international telephone calls. They transfer a part of these funds (11% of revenues from long-distance telephony services and 50% of revenues from international telephony services) to the Company.

         State regulation of the sector

     The low level of market risks faced by telecommunication operators is conditioned by their monopoly positions on the market of traditional communications. The stable demand for telecommunications services guarantees the stable minimum level of revenues, which actually does not depend on economic conditions or the political situation in the country. However, this does not hold the sector's companies immune to political risks linked, in the first place, with the state's considerable influence on the sector.

     The sector's general regulation is the authority of the Ministry for Communications and Informatization of the Russian Federation, which does the following:

         - issues licenses to telecom companies;

         - certifies equipment;

         - regulates the procedure for the provision of public communication services;

         - allocates frequencies.

     State agencies also have the authority to regulate and approve tariffs for long-distance and local telephone communications services.

     Influence of the State has its effect on the sector's investor appeal: this effect is positive in some instances and negative in others. In particular, state agencies and other budget-financed organizations, which cannot be disconnected from the telephone network, account for a large part of receivables owed to the conventional operators. Also, wire telephony operators should take the following factor into account in their operations: the companies of Svyazinvest and OJSC Rostelecom continue to bear the main burden of social responsibility.

     The transfer of the function of regulating the tariffs for communications services from the local authorities to the Russian Federation Ministry for Antimonopoly Policy should be viewed as a positive change of the recent years. This has reduced the influence of the regional authorities' subjective approach to the operations of communication companies. The tariff rate policy has become more predictable and economically substantiated while the influence of its political component has decreased.

         Competition on the communications market

     Today, in addition to the conventional operators, independent common carriers also are operating on the Russian market. These are normally established by national corporations, which conduct their operations on the entire territory of Russia. Today the following corporations have their own networks: the Railroads Ministry (TransTelecom acting as the network operator), RAO UES of Russia (Enifcom holding company acting as the network operator), RAO Gazprom (Gazcom acting as the network operator), and Transneft.

     Departmental operators have been able to ensure normal intracorporate information and communication traffic handling through the use of the departments' own fiber optic trunk lines. In some regions operators provide communications services to local residents and legal entities and seek to get the right to provide international and long-distance communications services. In this connection, analysts view corporate communications networks as a potential basis for installing local and long-distance communications networks and regard such common carriers as potential competitors of the conventional operators and OJSC Rostelecom (in this case, Rostelecom may become just another trunk line owner). However, none of the departmental operators have primary communication networks so far.

     Another category of participants in the telecommunications market includes the so-called alternative operators, which build corporate networks and provide comprehensive communications services to large clients (business centers, hotels, banks, etc.). Russia's largest alternative communications operators are Sovintel, Comstar, Combellga and Telmos in Moscow; PeterStar, BCL and St. Petersburg International in St. Petersburg.

     The main market advantages of these operators are the high quality and the wide range of services and also the absence of the social burden. In some estimates, the alternative operators, active in the most highly profitable market segments, account for about 15% of Russia's entire international telephone traffic.

     Most alternative operators use public telephone networks of the conventional operators. However, some of them are building digital overlay networks to ensure direct high quality communication between Russian users and their own international exchanges or the international exchanges of OJSC Rostelecom. These networks offer voice mail and high-speed data transmission services.

     The business growth prospects of alternative operators can be linked both with the further development of digital overlay networks in regions and with the attraction of new corporate clients in the regions covered by their networks. The stage-by-stage demonopolization of the Russian telecommunications market announced by Russian authorities will hardly shake the monopoly positions of Svyazinvest subsidiaries on the conventional communications market in the near future: the operating local, long-distance and international communications networks are an indisputable competitive advantage of telecommunications operators. Considering the size of the territory of Russia, the low density of the population, the severe climate conditions and, naturally, the large amount of time and finances required for network deployment, only few competitors are ready to build their own local and long-distance telephone networks.

         New telecommunications services. The Internet

     Expanding the range of value-added services is one of the instruments to keep one's market positions in the conditions of increasing competition. As telecommunications networks are digitized, regional operators and the Company will be able to compete more actively with alternative common carriers in providing Internet, IP-telephony, cellular communications, paging, cable television, and other services. Apart from that, new value-added services make it real to increase the revenues from the operational telephone networks: the prices of such services are outside the sphere of the operation of natural monopolies and, therefore, are not regulated by the state. Consequently, the prospects for business development and the ability to keep stable market positions largely depend on the technical and innovation policy of the conventional operators' managers.

         Development of communication networks

         Russia's telecommunications networks have three levels:

               - the primary level involving telephone communication within the boundaries of a populated locality (local network);

               - the intrazonal level involving a telecommunications network linking primary networks within the boundaries of a region;

               - the trunk-line level involving a telecommunications network providing intrazonal and international switching.

     New types of services, mainly the use of telephone lines to connect to the Internet, increase significantly the load on the telephone line and worsen the operation of outdated equipment. Today, actually all telecommunications operators are confronted with the need to develop and modernize (digitize) the telephone network, restructure its topology and replace physically and functionally obsolete equipment at lengthy segments of regional networks. However, modernization will require several years because communication companies face restricted solvency demand and a shortage of own investment resources.

     The rapid growth rates in the sector in the first half of the 1990s were largely linked with an inflow of considerable borrowed funds, mostly commodity loans in the form of the delivery of telecommunications equipment. After the 1998 financial crisis, some telecommunications companies were forced to put on hold the programs of their network development. In this connection, the use of the existing capacities of telephone exchanges became especially important.

     The efforts to develop telephone networks are inseparably linked with the development of the primary network, changes in the topology of local public telephone systems, their digitization and the introduction of new technology, such as ATM and SDH (synchronous digital hierarchy). Modernization will make it possible to cut considerably operating costs and capital construction expenses, and also raise significantly the quality and range of services. Thus, for a long time, most regional telephone networks developed according to the principle of fragmentation into million zones and nodal districts (from 10,000 to 100,000 telephone numbers) connected in accordance with the "each-to-each" principle through the special nodes of incoming and outgoing messages. The modern topology of telephone networks involves the creation of a transit-transport fiber optic loop network and the adjacent smaller loops. This principle makes it possible to increase the degree of capacity utilization, make the network more reliable and the build-up of its capacity cheaper.

     Many operators have started building modern digital networks that will be subsequently looped together. These loops will link the regions' administrative districts, and remote areas will be connected to digital radio channels. The relatively new and small telephone networks feature the highest level of digitization.

     Among the most significant projects in the field of long-distance communications development, the Company's project for the creation of a trans-Russian digital telecommunication line should be mentioned, the implementation of which has been completed. This project, which provides for interconnection with the largest communications operators of Europe and Asia, can be considered completed after the last segment of the Moscow-Novosibirsk-Khabarovsk fiber optic trunk line has been put into operation. The trunk line has the length of over 9,400 km and the carrying capacity of 2.5 Gbps and crosses the territory of 23 Russian regions. It should be noted that, international traffic transit through the Moscow-Novosibirsk-Khabarovsk trans-Russian communications network will cost several times less than transit through similar international networks bypassing Russia. It is safe to say that the new digital channel has raised significantly Russia's competitiveness in the scramble for international transit traffic.

     In remote regions of Russia where it is inexpedient to lay overland communication lines, the Company is commissioning a satellite communication system to get its own digital satellite communications channels and launch the provision of ancillary services. The development of this type of communication will help the Company provide high quality services to the regions that are currently served by tropospheric analog communication lines.



               V. Members Of The Issuer's Management Bodies, Its Financial And
             Business Operations Auditing Bodies, And
                  Brief Information About The Issuer's Officers
                                   (Employees)

5.1      The Organization And Authority Of The Issuer's Management Bodies

     The issuer's management bodies are: the General Meeting of Shareholders, the Board of Directors, the General Director and the Management Board.

     Under the Company's Charter, the following issues are within the competence of the General Meeting of Shareholders:

         1. The introduction of amendments and additions to the Charter with the exception of cases stipulated in Article 4.3 thereof, or the approval of a restated version of the Charter, which is adopted by no less than three quarters of the votes of shareholders holding the voting shares of the Company and participating in the meeting, with the exception of cases stipulated in Article 31.3 of the Charter;

         2. The Company's reorganization, the decision on which shall be adopted by no less than three quarters of shareholders holding the voting shares of the Company and participating in the meeting;

         3. The Company's liquidation, the appointment of the liquidation commission, the approval of the interim and final liquidation balance sheets, the decision on which shall be adopted by no less than three quarters of shareholders holding the voting shares of the Company and participating in the meeting;

         4. The election of members of the Board of Directors, the decision on which is adopted by cumulative voting. Early termination of powers of the members of the Board of Directors, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

         5. Determination of the amount, nominal value, category (class) of authorized shares, the decision on which shall be adopted by no less than three quarters of the shareholders holding the voting shares of the Company and participating in the meeting;

         6. Decrease of the charter capital of the Company, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

         7. The election of members to the Auditing Commission and the early termination of their powers, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

         8. The approval of the external auditor of the Company, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

         9. The approval of the annual reports of the Company; annual accounting statements, including the profit and loss account statements of the Company; distribution of profit, including the payment (declaration) of dividends, the approval of the amount and form of dividends payable in each category and class of shares and the payment timeline, the approval of losses based on the results of a financial year, the decisions on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

         10. The approval of the Regulations on the Board of Directors, the Regulations on the Auditing Commission, the Regulations on the General Director, the Regulations on the Management Board, the Regulations on the General Meeting of Shareholders, and also amendments and additions to such Regulations, the decisions on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

         11. Determination of the procedure for holding a general meeting of shareholders by way of approval of the Regulations on the General Meeting of Shareholders and amendments and additions to such Regulations, the decision on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

         12. The increase of the charter capital of the Company through the increase of the nominal value of shares, the decision on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

         13. The increase in the charter capital of the Company through the placement of additional shares by public offering in the event the number of additionally placed shares exceeds twenty-five
                  (25) percent of the ordinary shares previously placed by the Company; such decision shall be adopted by at least three quarters of the votes of the shareholders holding the Company's voting shares and participating in the meeting;

         14. The increase in the charter capital of the Company through the placement of additional shares by private offering; such decision shall be adopted by at least three quarters of the votes of the shareholders holding the Company's voting shares and participating in the meeting;

         15. The placement by the Company of bonds convertible into shares and of other securities convertible into shares in the event such bonds (other issue securities) are placed by private or public offering provided that, in the
                  event  of  public  offering,   bonds convertible  into the
                  Company's shares (other issue securities) may be converted into ordinary shares of the Company totaling more than twenty-five (25) percent of the previously placed shares; such decision shall be adopted by at least three quarters of the votes of the shareholders holding the Company's voting shares and participating in the meeting;

         16. Splitting and consolidation of the Company's shares, the decision on which shall be taken by a majority of the shareholders holding the Company's voting shares and participating in the meeting;

         17. The approval of transactions in cases and according to the procedure stipulated in Article 32 of the Charter;

         18. The approval of major transactions in cases and according to the procedure stipulated in Article 31 of the Charter;

         19. The decision on the payment (declaration) of annual dividends, the approval of the amount, form, date and procedure of dividend payment for each category and class of shares, which is adopted upon the approval of the distribution of the Company's profit and losses based on the results of the financial year;

         20. The decision on the acquisition by the Company of its placed shares in cases stipulated by this Charter and the Federal Law on Joint Stock Companies, which shall be adopted by a majority of three quarters of the shareholders holding the voting shares of the Company and participating in the meeting;

         21. The decision on participation in holding companies, financial and industrial groups, associations and other unions of commercial organizations, which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

         22. The decision on the matters, on which members of the Board of Directors have failed to vote unanimously, as required by the Charter or the federal laws of the Russian Federation in order to adopt such decision;

         23. The decision on reimbursement, for the Company's account, of expenses involved in the preparation and holding of an extraordinary general meeting of shareholders in the event that, in violation of the requirements of Russian Federation effective law, the Board of Directors has failed to adopt the decision on convening the extraordinary general meeting of shareholders and such meeting has been convened by other persons, the decision on which shall be adopted by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

         24. The formation of the Counting Commission of the general meeting of shareholders, if the number of shareholders of the Company is less than 500 (five hundred), the decision on which shall be taken by a majority of the shareholders holding the voting shares of the Company and participating in the meeting;

         25. Decisions on other matters referred to the competence of the general meeting of shareholders by the Charter.

         26. The general meeting of shareholders shall be entitled to adopt decisions on the matters stipulated in Articles 2, 10, 12, 13, 14, 15, 16, 17, 18, 19, 20, 21, 22 and 23, if proposed by the
                  Board of Directors alone.

         27. The general meeting of shareholders shall also be competent to decide on other matters referred to the competence of the general meeting of shareholders by federal laws.

         28. The general meeting of shareholders may not consider and adopt decisions on the issues that are not referred to its competence by the Charter.

         29. The general meeting of shareholders may not adopt decisions on the issues not included in the meeting's agenda or change the agenda.

         The powers of the Board of Directors under the Company's Charter:

         1. The competence of the Board of Directors of the Company shall include decision-making on matters of the overall management of the Company's operations, except for issues referred by the Charter to the competence of the general meeting of shareholders.

         2. The following issues shall be within the competence of the Board of Directors:

         3. Defining the priority aspects of the Company's activities, including the approval of the Company's budgets, business plans and development strategies and programs;

         4. Convening the annual and extraordinary general meetings of shareholders, except for the instances specified in Article 55
                  (8) of the Federal Law on Joint Stock Companies;

         5.       Approving the agenda of the general meeting of shareholders;

         6. Setting the date for the preparation of the list of persons entitled to take part in the general meeting of shareholders and other issues referred to the competence of the Company's Board of Directors in compliance with federal laws and the Charter and relating to the preparation and conduct of the general meeting of shareholders;

         7. Submitting the issues envisaged in Article 14.3 of the Charter to the general meeting of shareholders for decision;

         8. Increasing the Company's charter capital by placing additional shares within the number and categories of stated shares, as determined by the Charter;

         9. Determining the market value of property envisaged by of the Russian Federation effective law and the Charter;

         10. Taking a decision pertaining to the acquisition of shares, bonds and other securities placed by the Company;

         11. Determining the number of members of the Management Board of the Company, and appointing and early terminating the powers of its members, as proposed by the General Director;

         12. Issuing recommendations for the amount of the remuneration and compensation payable to the members of the Auditing Commission and determining the auditors' fee;

         13. Issuing recommendations for the amount of dividends on the shares of each category and class and the procedure for their payment;

         14. Taking a decision regarding the use of the reserve and other funds of the Company;

         15. Approving the Company's internal documents governing the matters within the competence of the Board of Directors of the Company, in accordance with Russian Federation legislation, the Charter and the Regulations on the Board of Directors, except for the documents, the approval of which is referred to the competence of the general meeting of shareholders;

         16. Establishing and liquidating branches; establishing and closing of the Company's representative offices, the approval of the Model Regulations on the Company's Branch (Representative Office), and approving regulations on branches (representative offices) endorsed by the General Director and of amendments and additions thereto;

         17. Taking decisions pertaining to the Company's participation (accession as a member, termination of participation or the change of a participatory interest) in other organizations, including by the sale or purchase of shares or interest in other organizations, except for the instances provided for under Article 14.2.21 of the Charter;

         18. Taking decisions pertaining to the approval of major transactions in the case envisaged in Article 31 of the Charter;

         19. Taking decisions on the approval of the transactions envisaged in Article 32 of the Charter;

         20. Appointment of the General Director of the Company and early termination of his powers;

         21. Determining the composition, scope and procedure for the protection of information constituting a commercial secret;

         22. Approving decisions to issue securities, offering prospectuses and reports on the results of the issuance of the Company's securities, quarterly reports of the securities issuer, reports on the results of the acquisition of the Company's shares for the purposes of their redemption, the introduction of amendments and additions to them;

         23. Approving the registrar and the terms of the agreement for maintaining the register of the Company's shareholders, and also taking decision on the termination of such an agreement with the registrar;

         24. Taking decisions on indemnifying Company's officers, including members of the Board of Directors, for the losses incurred by such officers in connection with the performance of their official duties and/or the exercise of the powers of the Company's representatives, as a result of claims, complaints, demands or civil liability sanctions made or imposed against them, including by the state and municipal agencies;

         25. Taking decisions on the conclusion of insurance agreements to cover the liability of the Company's officers, including the members of the Board of Directors, for damage inflicted on third parties by the Company's officers in the course of performance of their official duties and/or exercise of the powers of the Company's representatives;

         26. Considering the reports of the Auditing Commission and of the external auditors of the Company;

         27. Approving the terms of the agreements concluded with the General Director and members of the Management Board;

         28. Considering the matters relating to the remuneration of the General Director for the financial and business results pursuant to the terms of the agreement with the General Director of the Company;

         29. Terminating the agreement with the General Director in the event of the early termination of his/her powers;

         30. Taking decisions on offering bonds and other securities of the Company if under the terms of the placement of such bonds and other issued securities they are not convertible into the Company's shares;

         31. Taking a decision on the placement by the Company of bonds convertible into shares and of other issued securities convertible into shares if such bonds (other issued securities) are placed by public offering and may be converted into the Company's ordinary shares amounting to 25 and less percent of the Company's previously placed ordinary shares;

         32. Taking a decision on the introduction of amendments and additions into the Charter involved in the establishment and liquidation of branches, the establishment and closure of the representative offices of the Company based on the results of the placement of the Company's shares in case provided for by the Charter;

         33. Electing (re-electing) the Chairman and deputy Chairman of the Board of Directors;

         34. Appointing the Secretary of the Board of Directors and determining the amount of his/her remuneration;

         35. Increasing the charter capital of the Company by placing additional shares by public offering within the number of stated shares, if the number of additionally placed shares is 25 (twenty-five) and less percent of the ordinary shares previously placed by the Company;

         36. Defining the procedure for interacting with the organizations, in which the Company participates, including adopting decisions on issues which fall within the competence of the general meeting of subsidiaries' participants (the highest management bodies of organizations having other legal or organizational forms), in which the Company is the sole participant;

         37. Approving the combination of jobs by the person performing the functions of the Company's sole executive body, the members of the Company's Management Board in the management bodies of other organizations;

         38. Issuing authorization to the person performing the functions of the Company's sole executive body to combine it with a paid position in other organizations;

         39. Establishing standing and interim committees of the Board of Directors (designed to solve specific issues) and approving regulations on them;

         40. Approving an internal document on the disclosure of information on the Company;

         41. Determining the aggregate size of quarterly remuneration for the members of the Management Board in compliance with the Regulations on the Management Board;

         42. Approving the Regulations on the Company's structural unit performing the functions of internal control, approving candidates for the post of its head, and considering other matters, the decisions on which shall be adopted by the Board of Directors in compliance with the Regulations on the said unit;

         43. Maintaining control over the application of internal control procedures;

         44. Approving the terms of a labor contract (additional agreements) to be concluded with the head of the Company's structural unit performing the functions of internal control;

         45. Deciding on other matters referred by the Charter and the Federal Law on Joint Stock Companies to the competence of the Board of Directors.

         The powers of the General Director under the Company's Charter

     The General Director acting without a power of attorney on behalf of the
Company:

         -        represents the Company in the Russian Federation and abroad;

         - presides over the general meeting of shareholders in accordance with the Regulations on the General Meeting of Shareholders unless the Board of Directors nominates another person;

         - ensures the implementation of resolutions of the general meetings of shareholders and of the Board of Directors;

         - supervises the General Directorate of the Company, approves the Regulations on the General Directorate (the central apparatus of corporate management of the Company), and determines the structure and membership of the General Directorate of the Company, the amounts, procedure and forms of remuneration on the basis of the internal document, approved by the Management Board and regulating the general provisions of labor motivation;

         - exercises overall supervision of activities of the Company's branches and approves the regulations on branches, and also amendments and additions thereto in accordance with the Model Regulations on the Branch (Representative Office) of the Company subject to approval by the Board of Directors of the Company;

         - approves and endorses the Company's internal regulations, except for those to be approved, in accordance with Articles
                  14.2.11 and 23.3.13 of the Company's Charter, by the general meeting of shareholders and the Board of Directors;

         - issues orders, directives and instructions that are binding on all the Company's employees;

         - takes on, transfers and dismisses the Company's personnel, including the directors and employees of branches, exercises other rights and duties of the Company as the employer in labor relations in accordance with the procedure stipulated by effective legislation and the Charter;

         - approves the list of posts of the Company's employees, including the branches of the Company, the powers for the appointment to (dismissal from) which are not assigned by the General Director to other persons;

         - performs any transactions on behalf of the Company within the limits established by the Federal Law on Joint Stock Companies and the Charter;

         - possesses the right of first signature with respect to financial documents;

         - issues powers of attorney on behalf of the Company, including with the right of sub-delegation;

         -        opens Company's accounts with banks;

         - arranges for the compilation of a list of information that can be considered commercial secret; issues orders and instructions on compliance with the requirements to protect such commercial secret;

         - exercises other powers in accordance with effective legislation and the Company's Charter.

     The following issues of day-to-day business fall within the competence of the Management Board under the Company's Charter:

         1. Determining the Company's technical, financial, economic and tariff policy;

         2. Working out proposals on the Company's main lines of business, including draft budgets, business plans, development strategies and programs of the Company;

         3.       Ensuring control over the Company's finances and business;

         4.       Determining the Company's personnel and social policy;

         5. Preparing materials and draft resolutions on matters to be considered by the general meeting of shareholders and the Board of Directors, including preparing proposals to effect transactions on the Company's participation in other organizations which are subject to the approval of the general meeting of shareholders and the Board of Directors of the Company, etc.;

         6. Ensuring organizational and technical support for the operations of the Company's bodies;

         7. Approving internal regulations governing matters within the competence of the Management Board of the Company, except for internal regulations to be approved by the general meeting of shareholders and the Board of Directors;

         8. Analyzing the performance of the Company's structural units, branches and other separate divisions and issuing mandatory instructions to improve their performance;

         9. Discussing organizational matters relating to the Company's branches and representative offices and other matters, in compliance with the Regulations on the Management Board;

         10. Determining the methodology of planning and budgeting in the Company;

         11.      Formulating the Company's security policy;

         12. Approving the internal document regulating the general provisions of labor motivation, and also considering and adopting decisions on the conclusion of collective contracts and agreements;

         13. Formulating the accounting policy, control of the improvement of the methodology of bookkeeping and managerial accounting, and also of the introduction of the Company's reporting standards complying with international accounting principles;

         14. Establishing standing or interim committees under the Management Board which are not the Company's independent bodies (to solve the specific issues of preparing the Board's decisions); approving the Regulations on them;

         15. Determining the size of personal quarterly remuneration for each member of the Management Board as proposed by the Chairman of the Board;

         16.      Approving internal control procedures.

     The Management Board of the Company may also decide on other matters pertaining to the management of the Company's current operations on the instructions of the Board of Directors or as proposed by the General Director of the Company, except for decisions pertaining to matters referred to the competence of the general meeting of shareholders or the Board of Directors of the Company.

     As of September 30, 2003, the the work on the Company's the Corporate Governance Code is underway; the Corporate Governance Code is based on the recommendations of the FSSMC-developed Corporate Conduct Code, as well as on the international best practice of corporate governance.

5.2      Members Of The Issuer's Management Bodies

     As of September 30, 2003, the Board of Directors of the Company comprised:

         Valery Nikolaievich Yashin

     V.N. Yashin was appointed Chairman of the Board of Directors of OJSC Rostelecom on November 18, 2000. He began his career as a department head for OJSC Peterburgskaya Telefonnaya Svyaz (Petersburg Telephone Communications) in 1978, and in 1995, became General Director of this company. Since October 22, 1999, V.N. Yashin has been General Director and Chairman of the Management Board for OJSC Svyazinvest. He is the Chairman of the Board of Directors of OJSC Severo-Zapadny Telecom (North-Western Telecom), OJSC Natsionalnaya Taksofonnaya Set (National Payphone Network), OJSC Tsentralnaya Kommunikatsionnaya Kompaniya (Central Communications Company), OJSC RTComm.RU, CJSC Sankt-Peterburgskiye Taksofony (St. Petersburg Payphones), OJSC Telecominvest, a member of the Board of Directors of OJSC MGTS and a member of the Board of the Russian Fund for the History of Telecommunications. Previously, V.N. Yashin was Chairman of the Board of Directors of OJSC Elektrosvyaz (Telecommunications) of the Moscow Region and OJSC Elektrosvyaz (Telecommunications) of the Orenburg Region, OJSC Svyazinvest-Media, a member of the Board of Directors of OJSC PTS and a member of the Supervisory Council of OJSC SPb MMT. In addition, V.N. Yashin is Chairman of the Board of the Noncommercial Partnership Center for Research into Problems of the Development of Telecommunications and the Board of the Nongovernmental Pension Fund Rostelecom-Garantia, as well as Chairman of the Nongovernmental Pension Fund Telecom-Soyuz. V.N. Yashin was born in 1941. He graduated from the Leningrad Institute of Electrical Engineering and Communications as a communications engineer. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He does not hold any shares in OJSC Rostelecom or its subsidiaries and dependent companies.

         Sergei Ivanovich Kuznetsov

     S.I. Kuznetsov has been a member of the Board of Directors and Chairman of the Management Board of OJSC Rostelecom since June 1, 2002. On February 23, 2001, S.I. Kuznetsov was appointed Acting General Director of OJSC Rostelecom. S.I. Kuznetsov's powers were confirmed by the annual general meeting of the shareholders of the Company on June 30, 2001. From 1998 to 2001, S.I. Kuznetsov worked as General Director of the St. Petersburg telecommunications company CJSC PeterStar, and from 1995 to 1998, was General Director of the telecommunications holding OJSC Telecominvest. He is a member of the Board of Directors of the information agency CJSC Interfax-Telecom, the Internet service provider OJSC RTComm.RU, the telecommunications company CJSC Telmos, and is a member of the Management Board of OJSC Svyazinvest. S.I. Kuznetsov is Chairman of the Board of Directors of the telecommunications company CJSC Globalstar - Space Communications and of OJSC RTC-Leasing. He is also a member of the Board of the Noncommercial Partnership Center for Research into Problems of the Development of Telecommunications, and of the Nongovernmental Pension Fund Rostelecom-Garantia. He has an engineering degree, specializing in computers, and has also taken a course in business administration at Columbia University and the Fuqua School of business at Duke University. S.I. Kuznetsov was born in 1953. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He does not hold any shares in OJSC Rostelecom or its subsidiaries and dependent companies.

         Stanislav Petrosovich Avdiyants

     On June 15, 2003, S.P. Avdiyants was elected member of the Board of Directors of OJSC Rostelecom. Previously, S.P. Avdiyants was also a member of the Board of Directors of the Company during the period of June 30, 2001 to June 1, 2002. Since 2000, he has been Executive Director and Director of the Economic Forecasting and Aggregate Planning Department of OJSC Svyazinvest. From 1998 to 2000, S.P. Avdiyants was deputy Director of the above OJSC Svyazinvest Department. From 1998, S.P. Avdiyants took over the position of Executive Director and Head of the Department for the organization and planning of long-distance communications services and rates. S.P. Avdiyants is a member of the Board of Directors of OJSC Tsentralnaya Kommunikatsionnaya Kompaniya (Central Communications Company) and OJSC Yuzhnaya Telekommunikatsionnaya Kompaniya (Southern Telecommunications Company). Previously he was Chairman of the Board of Directors of OJSC Svyazinform of the Chuvash Republic, OJSC Magadansvyazinform, OJSC Elektrosvyaz (Telecommunications) of the Kostroma Region, a member of the Board of Directors of OJSC Yekaterinburgskaya Telefonnaya Set (Yekaterinburg Telephone Network), OJSC Kostromskaya GTS (Kostroma GTS) and OJSC Tsentralny Telegraf. S.P. Avdiyants was born in 1946. He graduated from the Tashkent Institute of Electrical Engineering and Communications. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He holds 1100 equity shares and 6800 preferred shares in OJSC Rostelecom, in aggregate constituting 0.00081% of the Company's charter capital. He does not hold any shares in the Company's subsidiaries and dependent companies.

         Vadim Evgenievich Belov

     V.E. Belov has been a member of the Board of Directors of OJSC Rostelecom since 18 November 18, 2000. In 1999, V.E. Belov was appointed deputy General Director, as well as a member of the Management Board of OJSC Svyazinvest. In 1998-1999, he was Managing Director of the Moscow office of the SPK Capital Limited investment company. In 1997-1998, V.E. Belov worked as deputy Chairman of the Management Board of CB Mezhdunarodnaya Finansovaya Kompaniya (International Financing Company), and during the period from 1995 to 1997, as deputy head of the Antimonopoly Committee of the Russian Federation. V.E. Belov graduated from the Murmansk Higher School of Naval Engineers as an engineer, as well as the law department of the Russian Academy of State Service. He is currently a member of the Management Board of OJSC Svyazinvest and Chairman of the Board of Directors of OJSC Uralsvyazinform, OJSC Yuzhnaya Telekommunikatsionnaya Kompaniya (Southern Telecommunications Company), a member of the Board of Directors of OJSC Tsentralny Telegraf, OJSC Tsentralnaya Kommunikatsionnaya Kompaniya (Central Communications Company), OJSC North-Western Telecom, and OJSC RTC-Leasing. He was previously Chairman of the Board of Directors of OJSC Elektrosvyaz of the Moscow Region and the Rostov Region, OJSC Kirovelektrosvyaz, OJSC Volgogradelektrosvyaz, OJSC Kubanelektrosvyaz, OJSC Uraltelecom, a member of the Board of Directors of OJSC Elektrosvyaz of Stavropol Territory, Maritime Territory and the Novosibirsk Region, and OJSC Chelyabinsksvyazinform. V.E. Belov is also a member Board of the Noncommercial Partnership Center for Research into Problems of the Development of Telecommunications, and of the Rostelecom-Garantia Company, as well as a member of the Board of the Nongovernmental Pension Fund Telecom-Soyuz. He was born in 1958. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He does not hold any shares in OJSC Rostelecom or its subsidiaries and dependent companies.

         Nikolai Pavlovich Emelyanov

     N.P. Emelyanov has been a member of the Board of Directors of OJSC Rostelecom since November 18, 2000. In 2002, N.P. Emelyanov was appointed Regional Director of the company Novgorodtelecom, a subsidiary of OJSC North-Western Telecom. From 1995, he was General Director of OJSC
Novgorodtelecom. N.P. Emelyanov graduated from the Novgorod Polytechnical Institute as a radio engineer. He was born in 1948. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He does not hold any shares in OJSC Rostelecom or its subsidiaries and dependent companies.

         Aleksandr Vladimirovich Lopatin

     A.V. Lopatin has been a member of the Board of Directors of OJSC Rostelecom since June 24, 2000. From 1995 to 1999, A.V. Lopatin was deputy Director for asset management, Director for asset management, and Finance Director of RAO UES of the Russian Federation. From 1999 to 2003, he was first deputy General Director of OJSC Svyazinvest and a member of the Board of OJSC Svyazinvest and OJSC Rostelecom. He is a member of the Board of Directors of OJSC Tsentralnaya kommunikatsionnaya kompaniya (Central Communications Company), OJSC MGTS and OJSC VolgaTelecom. He is also Chairman of the Board of Directors of OJSC Dalsvyaz, OJSC SibirTelecom, OJSC Tsentralny Telegraf, CJSC MobiTel and CJSC RusLeasingSvyaz. He was previously Chairman of the Board of Directors of OJSC Elektrosvyaz of the Rostov Region and OJSC Elektrosvyaz of Krasnoyarsk Territory, OJSC Dalsvyaz, OJSC Khantymansiiskokrtelecom, a member of the Board of Directors of CJSC Mobitel, OJSC Elektrosvyaz of the Moscow Region, and Director of the Noncommercial partnership Center for Research into Problems of the Development of Telecommunications. A.V. Lopatin was born in 1964. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He does not hold any shares in OJSC Rostelecom or its subsidiaries and dependent companies.

         Stanislav Nikolaievich Panchenko

     S.N. Panchenko has been a member of the Board of Directors of OJSC Rostelecom since July 1997. He has held the position of deputy General Director of OJSC Svyazinvest since 1996. An electrical engineer by education, S.N. Panchenko has been working in the communications industry for several decades. He is a member of the Management Board of OJSC Svyazinvest, a member of the Board of Directors of OJSC Yuzhnaya Telekommunikatsionnaya Kompaniya (Southern Telecommunications Company), and Chairman of the Board of Directors of OJSC Dagsvyazinform and OJSC Lensvyaz. He was previously Chairman of the Board of Directors of OJSC Lipetskelektrosvyaz, OJSC Elektrosvyaz of Stavropol Territory, OJSC Elektrosvyaz for the Vladimir Region, OJSC Voronezhsvyazinform, a member of the Board of Directors of OJSC PTS, OJSC Sankt-Peterburgsky Telegraf, OJSC MMT, OJSC Nizhegorodsvyazinform, OJSC Elektrosvyaz of the Rostov Region, and a member of the Supervisory Board of OJSC SPb MMT. S.N. Panchenko was born in 1945. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He does not hold any shares in OJSC Rostelecom or its subsidiaries and dependent companies.

         Viktor Abramovich Polishchuk

     V.A. Polishchuk has been a member of the Board of Directors of OJSC Rostelecom since November 18, 2000. He has held the position of President of OJSC Rossiiskaya telekommunikatsionnaya set (Russian Telecommunications Network) since 1995 and is a member of the Board of Directors of OJSC AEROKOM, CJSC MOTEKO, CJSC Na Ilyinke, as well as General Director of OJSC ENIKS-N, LLC Group OFIS, LLC Belyayevo Center, and CJSC Trillprom. V.A. Polishchuk is a Doctor of Technical Sciences at the Moscow Aviation Institute. He was born in 1938. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He does not hold any shares in OJSC Rostelecom or its subsidiaries and dependent companies.

         Irina Mikhailovna Ragozina

     I.M. Ragozina has been a member of the Board of Directors of OJSC Rostelecom since June 1, 2002. She has held the position of Director of the Corporate Governance Department of OJSC Svyazinvest since 1999; previously, from 1997, she headed the Shareholding Management Service of OJSC Svyazinvest. I.M. Ragozina is a member of the Board of Directors of OJSC MGTS and OJSC North-Western Telecom. Formerly she was Chairman of the Board of Directors of OJSC Giprosvyaz, OJSC Svyazinform of the Chelyabinsk Region, OJSC Kamchatsvyazinform, a member of the Board of Directors of OJSC PTC, OJSC Lensvyaz, OJSC Elektrosvyaz of the Vladimir Region and the Kurgan Region, as well as a member of the Supervisory Board of OJSC SPb MMT. I.M. Ragozina was born in 1950. She is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. She does not hold any shares in OJSC Rostelecom or its subsidiaries and dependent companies.

         Mikhail Viktorovich Slipenchuk

     M.V. Slipenchuk has been a member of the Board of Directors of OJSC Rostelecom since June 1, 2002. Since 1998 he has been General Director and member of the Board of Directors of LLC Investitsionnaya Finansovaya Kompaniya Metropol (LLC Metropol Investment Financial Company). In addition, M.V. Slipenchuk is the General Director of LLC Donskaya 13, LLC Varna-95, as well as a member of the Board of Directors of OJSC Elektroistochnik, OJSC Ulyanovskenergo, and a member of the Exchange Board of the Noncommercial Partnership Moskovskaya Fondovaya Birzha (Moscow Stock Exchange). M.V. Slipenchuk was born in 1965. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He does not hold any shares in OJSC Rostelecom or its subsidiaries and dependent companies.

         Evgeny Valerievich Yurchenko

     E.V. Yurchenko has been a member of the Board of Directors of OJSC Rostelecom since June 15, 2003. He has held the position of deputy General Director of OJSC Svyazinvest since 2002. During the period from 1998 to 2001, he worked as CJSC Menatep SPb branch manager, and from 2001 to 2002 as head of the Yugo-Zapadny (South Western) regional center of OJSC Bank Menatep SPb and as vice-president and member of the bank's Management Board. E.V. Yurchenko graduated from Voronezh State University. He is a member of the Management Board of OJSC Svyazinvest, Chairman of the Management Board of Directors of OJSC VolgaTelecom and CJSC RTC-Invest, a member of the Board of Directors of OJSC SibirTelecom, OJSC Dalsvyaz, OJSC Giprosvyaz, OJSC RTC-Leasing, OJSC RTComm.RU, CJSC RusLeasingSvyaz, and a member of the Board of the Nongovernmental Fund Telecom-Soyuz. E.V. Yurchenko was born in 1968. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He does not hold any shares in OJSC Rostelecom or its subsidiaries and dependent companies.

     As of September 30, 2003, the duties of General Director of the Company were fulfilled by Sergei Ivanovich Kuznetsov (information presented above).

     As of September 30, 2003, the members of the Management Board of the Company included:

         Sergei Ivanovich Kuznetsov (information presented above).

         Sergei Lvovich Akopov

     S.L. Akopov has been deputy General Director - Administrative Director of OJSC Rostelecom since February 2003, and a member of the Management Board of the Company since April 2003. From April 2001 to August 2002, S.L. Akopov was deputy Administrative Director of CJSC Petersburg Transit Telecom. Until that appointment, S.L. Akopov held senior management positions in food companies. S.L. Akopov was born in 1953. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He does not hold any shares in OJSC Rostelecom or its subsidiaries and dependent companies.

         Vladimir Ivanovich Androsik

     V.I. Androsik was appointed deputy General Director - Chief Financial Officer of OJSC Rostelecom in September 2001. From April 2001 to September 2001, he held the position of Advisor to the General Director of the Company on economics and finance. In 1997, V.I. Androsik began working for CJSC PeterStar and, in 2001, took over the position of deputy Chief Financial Officer of this company. V.I. Androsik graduated as a mathematical economist from the University of St. Petersburg. He is a member of the Board of Directors of the following companies: CJSC Globalstar - Space Telecommunications, OJSC Moscow Cellular Communications, OJSC Infotex Taganrog Telecom, OJSC A-Svyaz, OJSC MMTS-9, CJSC SK Kostars, CJSC Rustel, CJSC MTs NTT, JSCB Svyaz Bank, OJSC RTC-Leasing, OJSC RTComm.RU, CJSC Telecom-Center and Golden Telecom Inc. V.I. Androsik is also a member of the Board of the Nongovernmental Pension Fund Rostelecom-Garantia and is Chairman of the Board of Directors of CJSC Vestelcom. V.I. Androsik was born in 1975. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He does not hold any shares in OJSC Rostelecom or its subsidiaries and dependent companies.

         Dmitry Mikhailovich Gurevich

     Since June 2003, D.M. Gurevich has held the position of deputy General Director - Director for Project Management. In the period from 1998 to 2003, he worked in the St. Petersburg branch of CJSC Lucent Technologies as Project Director. D.M. Gurevich graduated from the State Telecommunications University named after Prof. Bonch-Bruevich and has a Master of Business Administration (from IMISP, St. Petersburg) and a Masters in Project Management (George Washington University) degrees. He was born in 1971. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He does not hold any shares in OJSC Rostelecom or its subsidiares and dependent companies.

         Dmitry Evgenievich Yerokhin

     Since October 2001, D.E. Yerokhin has been first deputy General Director of OJSC Rostelecom. He began his career at the TTsMS-9 branch and, in May 1997, took up the position of its Director. Previously, D.E.Yerokhin had worked for 18 years in TUSM-6, TTsMS-9 of the Ministry of Communications of the USSR, and 5 years in the telecommunications company GPSI Rossvyazinform. He graduated from the Dagestan Polytechnical Institute as a radio equipment design engineer. D.E. Yerokhin is a member of the Board of Directors of CJSC Globalstar-Space Telecommunications, CJSC SK Costars and CJSC Telecom Center. He is also Chairman of the Board of Directors of CJSC Inkom, CJSC MTs NTT and OJSC MMTS-9. D.E. Yerokhin was born in 1950. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He holds 3600 preferred shares in OJSC Rostelecom, in aggregate constituting 0.00037% of the Company's charter capital. He does not hold any shares in the Company's subsidiaries and dependent companies.

         Vadim Yurievich Izotov

     From May 2001, V.Yu. Izotov worked as information technology Advisor to the General Director of OJSC Rostelecom. In September 2001, he was appointed Deputy General Director - Director for Information Technology of the Company. From 1996 until he moved to OJSC Rostelecom, V.Yu. Izotov worked for the telecommunications company CJSC North-Western GSM. He graduated as a systems engineer from the Leningrad Polytechnical Institute. He is General Director of CJSC Rospak and a member of the Board of Directors of CJSC Inkom, CJSC NTTs Comset, as well as the Independent Non-commercial organization of the Central Scientific and Technical Center "Central Research Institute for Communications - RTK." V.Yu. Izotov was born in 1968. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He does not hold any shares in OJSC Rostelecom or its subsidiaries and dependent companies.

         Igor Alekseievich Kalugin

     I.A. Kalugin has been Director of the MMT branch of OJSC Rostelecom since February 2003 and a member of the Management Board of the Company since April 2003. Also since April this year, he has been first deputy General Director of OJSC Rostelecom. Until he was appointed Director of the MMT branch of OJSC Rostelecom, I.A. Kalugin held top management positions in major Russian and international companies: from June 1999 to March 2001, he was Financial Director of the telecommunications company CJSC PeterStar, and during the period from April 2001 to January 2003 - General Director of CJSC Petersburg Transit Telecom. I.A. Kalugin graduated in 1989 from the Leningrad Institute of Precision Mechanics and Optics, specializing in the management of automated and technical systems. He also holds an economics degree from the Institute of Economics and Finance, as well as the London School of Economics in the sphere of corporate finance. I.A. Kalugin was born in 1964. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He does not hold any shares in OJSC Rostelecom or its subsidiaries and dependent companies.

         Aleksandr Vladimirovich Lopatin (information given above)

         Aleksandr Aleksandrovich Lutsky

     A.A. Lutsky has been Chief Accountant of OJSC Rostelecom since July 2001. Previously from September 1997 to June 2000, he worked as Chief Financial Officer of CJSC Sankt-Peterburgskiye Taksofony (St. Petersburg Payphones) and, from July 2001 - as Financial Director of CJSC Petersburg Transit Telecom. A.A. Lutsky graduated from the Leningrad Institute of Economics and Finance as an economist. He is a member of the Board of Directors of OJSC Moskovskaya Sotovaya Svyaz (Moscow Cellular Communications). A.A. Lutsky was born in 1972. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He does not hold any shares in OJSC Rostelecom or its subsidiaries and dependent companies.

         Vladimir Konstantinovich Mironov

     V.K. Mironov was appointed deputy General Director of OJSC Rostelecom for human resources and security in March 2002. From 2001, he was Director of the Working Conditions and Security Department of CJSC PeterStar and, before joining this company, served in the Armed Forces of the Russian Federation from 1972. V.K. Mironov was born in 1956. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He does not hold any shares in OJSC Rostelecom or its subsidiaries and dependent companies.

         Dmitry Vyacheslavovich Sigalov

     Since 2003, D.V. Sigalov has held the position of deputy General Director for legal issues and before that, in 2002, was Legal Advisor to the General Director. From 1998 to 2002, he worked for OJSC Telecominvest as Deputy Head and Head of the Legal Department. D.V. Sigalov graduated in law from St. Petersburg State University and is a Candidate of Science. He was born in 1973. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He does not hold any shares in OJSC Rostelecom or its subsidiaries and dependent companies.

         Gulnara Shamilievna Khasyanova

     Since 2002, G.S. Khasyanova has held the position of deputy Commercial Director of OJSC Rostelecom, and in April 2003 she became a member of the Management Board of the Company. At present time, G.S. Khasyanova is a member of the Board of Directors of CJSC Vestelcom and CJSC MTsNTT. From 2001 to 2002, she was Head of the Marketing Department of OJSC Rostelecom. During the period from 2000 to 2001, she worked at OJSC Rostelecom as a marketing expert in the laboratory for marketing research, advertising and information, as head of the Marketing Department, head of the Economics and Marketing Service, and head of the business development unit. From 1996 to 2000, G.S. Khasyanova worked for Mezhdugorodny i Mezhdunarodny Telefon (MMT). She was born in 1970. She is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. She holds 964 ordinary shares and 1503 preferred shares in OJSC Rostelecom, in aggregate constituting 0.00025% of the Company's charter capital. She does not hold any shares in the Company's subsidiaries and dependent companies.

         Vladimir Vladimirovich Terekhov

     From 2001, V.V. Terekhov was deputy General Director for Technical Development of CJSC Petersburg Transit Telecom. During the period from 1994 to 2001, he worked in the telecommunications company CJSC PeterStar, where the last position he held was that of deputy Technical Director for Development and Planning. V.V. Terekhov was appointed deputy General Director - Technical Director of OJSC Rostelecom in April 2002. He graduated from the Kiev Higher School of Military Communications Engineers, specializing in radio communications. V.V. Terekhov was born in 1958. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He does not hold any shares in OJSC Rostelecom or its subsidiaries and dependent companies.

5.3 Amount of Remuneration, Benefits and/or Cost Reimbursement Amounts for Each Management Body of the Issuer

     The amounts paid out by the Company in 2002, by type of payments (including salaries, bonuses, commissions, benefits and/or cost reimbursement, as well as other material rewards) constitute:

         -        to members of the Board of Directors: 14,702,454 rubles;

         -        to members of the Management Board: 48,429,509 rubles.

         Information on existing agreements on payments in the current financial year (2003):

         - to members of the Board of Directors: for payment purposes, a fund for the material remuneration of members of the Board of Directors is set up by the allocation of 0.3% of the net profits of the Company, remaining after the formation of the mandatory reserve funds;

         - to members of the Management Board: for payment purposes, a fund for the material remuneration of members of the Management Board is set up by the allocation of 0.2% of the net profits of the Company, remaining after the formation of the required reserves.

5.4 Organization and Authority of the Auditing Bodies of the Issuer's Financial and Business Operations

     As of September 30, 2003, an auditing commission and an internal audit unit have operated within the Company, and an auditor has been appointed, in accordance with the Articles of Association of the Company and for the purpose of auditing its financial and business operations.

     The Audit Commission was elected at the annual general meeting (AGM) of shareholders on June 15, 2003 to consist of two members. In accordance with the Company's Articles of Association, the Audit Commission's authority includes:

               - verifying the data contained in reports and other documents of the Company;

               - revealing violations of the procedure established by the legal acts of the Russian Federation for financial accounting and reporting;

               -  verifying   compliance   with  the  legal  standards  for  tax
          assessment and payment of taxes;

               -  revealing   violations  of  the  legal  acts  of  the  Russian
          Federation regulating the financial and business operations of the Company;

               - assessing the cost-effectiveness of the financial and business operations of the Company.

     The Internal Audit Unit was set up in the Company in 2002 as part of the Corporate Audit Division of the Financial Directorate under the Deputy General Director - Finance Director, and, as of September 30, 2003, had three members. The Division's Head is in charge of the Internal Audit Unit.

         The Regulations on the Internal Audit Unit set out its main functions as follows:

         - organizing and holding audits, checks, official investigations with regard to the core financial and business operations of the Company;

         - verifying the performance efficiency of the Company's units in fulfilling their roles and functions, and their compliance with financial discipline in implementing the decisions of the Company's management bodies;

         - monitoring compliance by the Company's units with the rules and procedures established within the Company, analyzing the effectiveness of the rules and procedures, and elaborating recommendations for improvement thereof;

         - analyzing the results of audits and checks of the Company conducted by outside auditors (independent auditor), and monitoring the development and implementation of remedial and preventive action plans;

         - holding expert reviews of problem issues in the financial and business operations of the Company;

         - considering and agreeing, on instructions from the Company's management, draft contracts, checking on the need for and feasibility of concluding them, and the compliance of contractual terms and conditions with the bylaws and interests of the Company;

         - considering and agreeing, on instructions from of the Company's management, draft minutes of meetings of the Management Board, Board of Directors, and general meetings of the shareholders of the Company;

         - revealing material violations and internal problems exerting or capable of exerting a detrimental impact on the functioning of the Company, analyzing the reasons for the appearance of material violations and internal problems, and assessing their impact on the financial and business operations of the Company.

     Information on the Company's Auditor is given in item 1.3 The Issuer's the auditor (auditors).

     Within the Company, active work is under way to draw up an internal document setting out the rules for preventing any abuse of official (insider) information. As of September 30, 2003, this document had not yet been approved by the Board of Directors of the Company.

5.5      Members of the Bodies Auditing the Issuer's Financial and Business
         Operations

     The Audit Commission of the Company is made up of:

               - I.V. Prokofieva - Deputy Director of the Department for Internal Audit and Economic Analysis, OJSC Svyazinvest;

               - K.V. Belyaev - Chief Accountant of OJSC Svyazinvest.

         Irina Vladimirovna Prokofieva

     I.V. Prokofieva was elected member of the Auditing Commission on June 15, 2003. From March 2003 she has been Director of the Department for Internal Audit and Economic Analysis, OJSC Svyazinvest. Positions held previously: deputy Director of the Department for Internal Audit and Economic Analysis and Head of the Internal Audit Department, OJSC Svyazinvest. From June 1998 to July 2001, she worked as an expert for OJSC Telecominvest. From 2003, she has been a member of the Board of Directors of CJSC Ermak RMS. I.V. Prokofieva was born in 1968. She graduated from St. Petersburg State University for Economics and Finances as an economist. She is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. She does not hold any shares in OJSC Rostelecom or its subsidiaries and dependent companies.

         Konstantin Vladimirovich Belyaev

     K.V. Belyaev was elected member of the Auditing Commission on June 15, 2003. Since 2001, he has been Chief Accountant of OJSC Svyazinvest. Positions previously held: from 1992 to 2001 - Deputy Chief Accountant, Chief Accountant of OJSC Artelecom. In 2002, he was a member of the Board of Directors of OJSC Artelecom and OJSC Yartelecom. From 2003 he has been a member of the Board of Directors of OJSC JSCB Svyaz Bank. K.V. Belyaev was born in 1968. He graduated from the All-Russia External Institute of Finance and Economics. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He does not hold any shares in OJSC Rostelecom or its subsidiaries and dependent companies.

         The Internal Audit Unit consists of:

         Oleg Stanislavovich Shedenkov
         (head of the Corporate Control Division, which includes
         Internal Audit Unit)

     Since 2003, O.S. Shedenkov has been head of the Company's Corporate Control Division. Previously, from 2002, he was head of the Internal Audit Unit of the Financial Directorate. From 2001 to 2002, O.S. Shedenkov worked for OJSC Norilsk Mining Company as deputy head of the Audit Department of the Control and Audit Division. From 1998 to 2001, he worked for RJSC Norilsk Nickel as a senior expert in the internal audit department of the control and audit division. O.S. Shedenkov graduated from the Financial Academy of the Russian Federation Government and has a diploma as an economist specializing in accounting and auditing. O.S. Shedenkov was born in 1975. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He does not hold any shares in OJSC Rostelecom or its subsidiaries and dependent companies.

         Valery Petrovich Ryzhy

     V.P. Ryzhy has been a lead expert of the audit service of the Company's Internal Audit Unit since 2002. Previously, from 2000 onwards, he worked for CJSC Auditing Firm FinEscort as an expert. He graduated from the Financial Academy of the Russian Federation Government and has a diploma as an economist specializing in accounting and auditing. V.P. Ryzhy was born in 1978. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He does not hold any shares in OJSC Rostelecom or its subsidiaries and dependent companies.

         Aleksandr Igorevich Knyazev

     A.I. Knyazev has been a lead expert of the Systems Analysis Service of the Company's Internal Audit Unit since 2003. Previously, from 2000 onwards, he worked for the audit firm LLC FBK as an expert in the accounting and auditing department, from 1997 to 2000 - in the Almateya group of companies, as head of the general audit department. He has a degree as an economist specializing in accounting and auditing from the Financial Academy of the Russian Federation Government. A.I. Knyazev was born in 1977. He is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. He does not hold any shares in OJSC Rostelecom or its subsidiaries and dependent companies.

         Yelena Alekseevna Filippova

     Ye.A. Filippova has been a senior expert of the audit service of the Company's Internal Audit Unit since 2003. From 1997 to 2003, she worked as a chief expert for the MMT branch of OJSC Rostelecom. From 1996 to 1997, she was head of a subdepartment of the Gossvyaznadzor (State Communications Inspection). Ye.A. Filippova graduated as an automatic telecommunications engineer from the Leningrad Electrical Engineering Institute of Communications named after Prof. Bonch-Bruevich. She was born in 1951. She is not related to any other members of the Company's management bodies and/or bodies auditing the Company's financial and business operations. She holds 2400 ordinary shares and 7200 preferred shares in OJSC Rostelecom, in aggregate constituting 0.00099% of the Company's charter capital. She does not hold any shares in the Company's subsidiaries and dependent companies.

5.6 Amount of Remuneration, Benefits and/or cost Reimbursement Amounts of the Auditing Bodies of the Issuer's Financial and Business Operations

     Remuneration of the members of Audit Commission in the 2002 financial year amounted to: 1,972,140 rubles.

     Information on existing agreements on payments in the current financial year (2003) to members of the Audit Commission: for payment purposes, a special fund for material remuneration is set up equal to 50% of the material remuneration fund created for payment of remuneration to members of the Board of Directors, which is formed by the allocation of 0.3% of the net profits of the Company, remaining after the formation of the required funds. However, the remuneration for a member of the Auditing Commission cannot be more than 50% of that of a member of the Company's Board of Directors.

     Remuneration to the staff of the Internal Audit Unit in the 2002 financial year amounted to: 822,705.62 rubles.

     Remuneration to the staff of the Internal Audit Unit in the 2003 financial year is paid out in accordance with the unit's staffing table.

5.7 Number of Issuer's Employees, Employee Education and Category Summary Data, and Headcount Changes

     As of September 30, 2003:

------------------------------------------------------- ------------------------
Indicator                                               Reporting period
------------------------------------------------------- ------------------------
------------------------------------------------------- ------------------------
Average payroll employees, persons                              27,566
------------------------------------------------------- ------------------------
------------------------------------------------------- ------------------------
Amount of funds spent for remuneration, rubles                670,522,300
------------------------------------------------------- ------------------------
------------------------------------------------------- ------------------------
Amount of funds  spent for social  security  payments,        26,222,700
rubles
------------------------------------------------------- ------------------------
------------------------------------------------------- ------------------------
Total amount of funds spent, rubles                           696,745,000
------------------------------------------------------- ------------------------
------------------------------------------------------- ------------------------
Employees aged under 25 years, %                                 5.06
------------------------------------------------------- ------------------------
------------------------------------------------------- ------------------------
Employees aged between 25 and 35 years, %                        17.2
------------------------------------------------------- ------------------------
------------------------------------------------------- ------------------------
Employees aged between 35 and 55 years, %                        67.96
------------------------------------------------------- ------------------------
------------------------------------------------------- ------------------------
Employees aged over 55 years, %                                  9.78
------------------------------------------------------- ------------------------
------------------------------------------------------- ------------------------
Total:                                                            100
------------------------------------------------------- ------------------------
------------------------------------------------------- ------------------------
Including:
------------------------------------------------------- ------------------------
------------------------------------------------------- ------------------------
With a secondary and/or complete general education, %            31.03
------------------------------------------------------- ------------------------
------------------------------------------------------- ------------------------
With a primary and/or secondary vocational  education,           40.38
%
------------------------------------------------------- ------------------------
------------------------------------------------------- ------------------------
With a higher vocational education, %                            28.54
------------------------------------------------------- ------------------------
------------------------------------------------------- ------------------------
With a post-university vocational education, %                   0.05
------------------------------------------------------- ------------------------

     There is no unified labor organization within OJSC Rostelecom. Labor union cells that constitute primary trades union organizations of the All-Russia Labor Union of Communications Workers of the Russian Federation have been set up in almost every Company's branch.

     The All-Russia Labor Union of Communications Workers of the Russian Federation was founded on November 15, 1905 and today has about 780,000 members.

5.8 The Issuer's Obligations to Employees with Respect to Their Potential Participation in the Issuer's Charter (Share) Capital (Equity Fund)

     As of September 30, 2003, no agreements or obligations of the Company existed with respect to the potential participation of employees of the Company in its share capital, including option programs.



 VI. The Issuer's Participants (Shareholders) And Interested-Party Transactions

6.1      The Total Number of the Issuer's Shareholders (Participants)

     As of September 30, 2003, the total number of shareholders registered in the register of OJSC Rostelecom amounted to 20,086 entities, including 37 nominee holders.

6.2 The Issuer's Participants (Shareholders) Owning At Least 5% Of Its Charter (Share) Capital (Equity Fund) Or At Least 5% Of Its Ordinary Shares, And The Participants (Shareholders) Of Those Entities Owning At Least 20% Of Their Charter (Share) Capital (Equity Fund) Or At Least 20% Of Their Ordinary Shares

     As of September 30, 2003, the shareholders of the Company include the following entities owning at least 5% of its charter capital and/or at least 5% of its ordinary shares:

1. Open Joint Stock Company Investitsionnaya Kompaniya Svyazi (Svyazinvest or Investment Communications Company) (TIN 7710158355), registered at 55 Plyushchikha St. Bld. 2, Moscow, 119121, holds 369,224,907 ordinary shares in the Company, which constitutes 38% of the Company's charter capital. The shareholders of OJSC Svyazinvest include:

               - Russian Federal Property Fund (RFPF), 25% share of the charter capital minus 2 shares, located at: 9 Leninsky Prospekt, Moscow, 119049;

               - Ministry for Property Relations of Russian Federation, 50% share of the charter capital plus 1 share, located at: 9 Nikolsky Per., Moscow, 103685;

               - MUSTCOM LIMITED (Mustcom Ltd.), 25% share of the charter capital plus 1 share, located at: 3 Themistoklis Dervis Street, Julia House CY-1066 Nicosia, Cyprus.

2. Closed Joint Stock Company ING Bank (Eurasia) CJSC (TIN 7712014310) registered at: 31 Krasnaya Presnya St., Moscow, 123022, is a nominee holder of 182,372,966 ordinary shares and 24,614,123 preferred shares, which constitutes 21.31% of the charter capital of the Company. CJSC ING Bank (Eurasia) is a subsidiary bank of the ING Group, which is an international financial institution, founded in Netherlands and active in various spheres of banking, insurance and asset management.

3. Noncommercial Partnership Natsionalny Depozitarny Tsentr (National Depositary Center) (TIN 7706131216), registered at: 1/13 Sredny Kislovsky Per., Bld. 4, Moscow, 125009, is a nominee holder of 88,855,877 ordinary shares and 73,038,378 preferred shares, which constitutes 16.66% of the Company's charter capital. The founders of NP NDC are the Bank of Russia and CJSC Moscow Interbank Currency Exchange.

4. Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) (TIN 7710021150), registered at: 13, 1st Tverskaya-Yamskaya St., Moscow, 125047, is a nominee holder of 32,353,602 ordinary shares and 22,515,264 preferred shares, which constitutes 5.65% of the Company's charter capital. The shareholders of CJSC DKK are 9 of the biggest financial institutions, including ING Bank (Eurasia) CJSC, Deutsche Bank Ltd., OJSC JSC Savings Bank of the Russian Federation, and NP DKK.

6.3 Portions Of The Issuer's Charter (Share) Capital (Equity Fund) Owned By The State Or A Municipal Entity Or The Existence Of Special Rights (The Golden Share)

     As of September 30, 2003, the shareholders of the Company did not include the state (a municipal entity).

6.4 Restrictions Concerning Participation In The Issuer's Charter (Share) Capital (Equity Fund)

     In accordance with the Company's constitutive documents and applicable Russian Federation legislation, there are no restrictions on the number of shares owned by a single shareholder and/or their aggregate par value and/or the maximum number of votes granted to a single shareholder. However, in accordance with chapter 10 of the Federal Law on Joint Stock Companies, an entity that, alone or jointly with its affiliates, acquires 30% or more of the ordinary shares placed by the Company shall notify the Company in writing of its intent to acquire the said shares not later than 30 days before the share acquisition date, and also offer the other shareholders to sell it the Company's ordinary shares owned by them at a price that is no less than the weighted average purchase price for the Company shares obtaining over the past six months preceding the date of acquiring 30% or more of the Company's shares.

     Moreover, in accordance with the law of the Russian Federation on Competition and the Limitation of Monopolistic Activities on Commodity Markets, the acquisition by an entity (group of entities) of voting shares in the Company's charter capital, giving that entity (group of entities) the right to dispose of more than 20% of these shares, shall be carried out only with the prior agreement of the federal antimonopoly agency on the basis of an application by the legal or physical entity.

     There are no restrictions on the share of participation by foreign entities in the charter capital of the Company, either.

6.5 Changes In The Composition And Participation Interests Of The Issuer's Shareholders (Participants) Holding At Least 5% Of Its Charter (Share) Capital (Equity Fund) Or At Least 5% Of Its Ordinary Shares

     As of April 28, 2003, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 2002 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

1. Open Joint Stock Company Investitsionnaya Kompaniya Svyazi (Svyazinvest or Investment Communications Company) (TIN 7710158355) registered at:
         55 Plyushchikha St. Bld. 2, Moscow, 119121. Its share in the charter capital of the Company amounted to 38%. The size of its ordinary shares constituted 38% of the Company's charter capital.

2. Closed Joint Stock Company ING Bank (Eurasia) (TIN 7712014310) registered at: 31 Krasnaya Presnya St., Moscow, 123022. Its share in the charter capital of the Company amounted to 23.55%. The size of its ordinary shares constituted 19.44% of the Company's charter capital (nominee holder).

3. Noncommercial Partnership Natsionalny Depositarny Tsentr (National Depositary Center) (TIN 7706131216) registered at: 1/13 Sredny Kislovsky Per., Bld. 4, Moscow, 125009. Its share in the charter capital of the Company amounted to 11.36%. The size of its ordinary shares constituted 7.01% of the Company's charter capital (nominee holder).

     As of April 14, 2002, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 2001 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

1. Open Joint Stock Company Investitsionnaya Kompaniya Svyazi (Svyazinvest or Investment Communications Company) (TIN 7710158355) registered at:
         55 Plyushchikha St. Bld. 2, Moscow, 119121. Its share in the charter capital of the Company amounted to 38%. The size of its ordinary shares constituted 38% of the Company's charter capital.

2. Closed Joint Stock Company ING Bank (Eurasia) CJSC (TIN 7712014310) registered at: 31 Krasnaya Presnya St., Moscow, 123022. Its share in the charter capital of the Company amounted to 19.25%. The size of its ordinary shares constituted 19.25% of the Company's charter capital (nominee holder).

3. Noncommercial Partnership Natsionalny Depozitarny Tsentr (National Depositary Center) (TIN 7706131216) registered at: 1/13 Sredny Kislovsky Per., Bld. 4, Moscow, 125009. Its share in the charter capital of the Company amounted to 5.98%. The size of its ordinary shares constituted 4.41% of the Company's charter capital (nominee holder).

4. Closed Joint Stock Company Bank Credit Suisse First Boston JSC (TIN 7703122887), registered at: 5 Nikitsky Per., Moscow, 103009. Its share in the charter capital of the Company amounted to 5.8%. The size of its ordinary shares constituted 1.65% of the Company's charter capital (nominee holder).

5. Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) (TIN 7710021150) registered at: 13, 1st Tverskaya-Yamskaya St., Moscow, 125047. Its share in the charter capital of the Company amounted to 5.35%. The size of its ordinary shares constituted 3.04% of the Company's charter capital (nominee holder).

     As of May 9, 2001, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 2000 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary shares included:

1. Open Joint Stock Company Investitsionnaya Kompaniya Svyazi (Svyazinvest or Investment Communications Company) (TIN 7710158355) registered at:
         55, Plyushchikha St. Bld. 2, Moscow, 119121. Its share in the charter capital of the Company amounted to 38%. The size of its ordinary shares constituted 38% of the Company's charter capital.

2. Closed Joint Stock Company ING Bank (Eurasia) CJSC (TIN 7712014310) registered at: 31 Krasnaya Presnya St., Moscow, 123022. Its share in the charter capital of the Company amounted to 20.68%. The size of its ordinary shares constituted 20.68% of the Company's charter capital (nominee holder).

3. Closed Joint Stock Company Depozitarno-Kliringovaya Kompaniya (Depositary and Clearing Company) (TIN 7710021150) registered at: 13, 1st Tverskaya-Yamskaya St., Moscow, 125047. Its share in the charter capital of the Company amounted to 7.02%. The size of its ordinary shares constituted 4.4% of the Company's charter capital (nominee holder).

4. Closed Joint Stock Company Bank Credit Suisse First Boston JSC (TIN 7703122887) registered at: 5 Nikitsky Per., Moscow, 103009. Its share in the charter capital of the Company amounted to 5.88%. The size of its ordinary shares constituted 1.25% of the Company's charter capital (nominee holder).

     As of May 8, 2000, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 1999 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary equity shares included:

1. Open Joint Stock Company Investitsionnaya Kompaniya Svyazi (Svyazinvest or Investment Communications Company) (TIN 7710158355) registered at:
         55 Plyushchikha St. Bld. 2, Moscow, 119121. Its share in the charter capital of the Company amounted to 38%. The size of its ordinary shares constituted 38% of the Company's charter capital.

2. Closed Joint Stock Company ING Bank (Eurasia) CJSC (TIN 7712014310) registered at: 31 Krasnaya Presnya St., Moscow, 123022. Its share in the charter capital of the Company amounted to 22.32%. The size of its ordinary shares constituted 22.32% of the Company's charter capital (nominee holder).

3. Closed Joint Stock Company Bank Credit Suisse First Boston JSC (TIN 7703122887) registered at: 5 Nikitsky Per., Moscow, 103009. Its share in the charter capital of the Company amounted to 6.71%. The size of its ordinary shares constituted 2.16% of the Company's charter capital (nominee holder).

     As of May 10, 1999, i.e., the date on which the list of entities with the right to participate in the general meeting of shareholders on the performance results of 1998 was drawn up, the list of the shareholders owning at least 5% of the charter capital of the Company or at least 5% of its ordinary equity shares included:

1. Open Joint Stock Company Investitsionnaya Kompaniya Svyazi (Svyazinvest or Investment Communications Company) (TIN 7710158355) registered at:
         55 Plyushchikha St. Bld. 2, Moscow, 119121. Its share in the charter capital of the Company amounted to 38%. The size of its ordinary shares constituted 38% of the Company's charter capital.

2. Closed Joint Stock Company ING Bank (Eurasia) CJSC (TIN 7712014310) registered at: 31 Krasnaya Presnya St., Moscow, 123022. Its share in the charter capital of the Company amounted to 15.07%. The size of its ordinary shares constituted 15.07% of the Company's charter capital (nominee holder).

3. Closed Joint Stock Company Brunswick Warburg Nominees (TIN 7711080038) registered at: 13, 1st Tverskaya-Yamskaya St., Moscow, 125047. Its share in the charter capital of the Company amounted to 9.76%. The size of its ordinary shares constituted 1.89% of the Company's charter capital (nominee holder).

4. Closed Joint Stock Company Bank Credit Suisse First Boston JSC (TIN 7703122887) registered at: 5 Nikitsky Per., Moscow, 103009. Its share in the charter capital of the Company amounted to 6.48%. The size of its ordinary shares constituted 2.94% of the Company's charter capital (nominee holder).

6.6      Interested Party Transactions Entered into by the Issuer

     During the 3rd quarter of 2003, the Board of Directors of OJSC Rostelecom approved interested party transactions worth a total of 641,060,540 rubles. No transactions (groups of interrelated transactions) worth 5% or more of the balance sheet value of the Company's assets, determined as per its accounting statements for the 2nd quarter of 2003 were entered into.

     No general meetings of shareholders were held in the 3rd quarter of 2003, and no interested party transactions were approved by the meeting.

     During the 3rd quarter of 2003, the Company concluded four interested party transactions, but these were not approved by the Board of Directors of the Company in the manner provided for under Russian Federation law.

     1. On July 21, 2003, OJSC Rostelecom and Open Joint Stock Company Giprosvyaz (OJSC Giprosvyaz) concluded land use agreement on the temporary right of way for the construction of a fibre optic transmission line, and for the elaboration of an EIA section for the environmental review of the Perm (transit)
- Yekaterinburg (transit) Fibre Optic Transmission Line construction project worth a total of 3,984,000 rubles, which constitutes 0.00093% of the balance sheet value of the Company's assets, determined as per its accounting statements for the 2nd quarter of 2003. The Company and OJSC Giprosvyaz are under the general control of OJSC Svyazinvest. As of September 30, 2003, the obligations of the parties had not been fulfilled in their entirety.

     2. On July 31, 2003, OJSC Rostelecom and Open Joint Stock Company Giprosvyaz (OJSC Giprosvyaz) concluded an agreement on the implementation of field work in laying out the line of route for the Perm (transit) - Yekaterinburg (transit) fibre optic transmission line construction project, worth a total of 2,252,400 rubles, which constitutes 0.00053% of the balance sheet value of the Company's assets, determined as per its accounting statements for the 2nd quarter of 2003. The Company and OJSC Giprosvyaz are under the general control of OJSC Svyazinvest. As of September 30, 2003, the obligations of the parties had not been fulfilled in their entirety.

     3. On July 31, 2003, OJSC Rostelecom and Closed Joint Stock Company Registrator-Svyaz (CJSC Registrator-Svyaz) concluded an agreement on the transfer to the ownership of CJSC Registrator-Svyaz of a range of goods valued a total of 107,608.36 rubles, which constitutes 0.00025% of the balance sheet value of the Company's assets, determined as per its accounting statements for the 2nd quarter of 2003. The Company and its affiliate OJSC Svyazinvest together hold 20.01% of the shares in CJSC Registrator-Svyaz. As of September 30, 2003, the obligations of the parties had been fulfilled in their entirety.

     4. On August 8, 2003, OJSC Rostelecom and Open Joint Stock Company Uralsvyazinform (OJSC Uralsvyazinform) concluded an agreement on the laying of a fibre optic cable in the Achit-Arti-Mikhailovskoye-N.Sergi-Kurganovo branch box segment in the vicinity of Gorniy Shchit locality, worth a total of 23,200,000 rubles, which constitutes 0.054% of the balance sheet value of the Company's assets, determined as per its accounting statements for the 2nd quarter of 2003. The Company and OJSC Uralsvyazinform are under the general control of OJSC Svyazinvest. As of September 30, 2003, the obligations of the parties had not been fulfilled in their entirety.

6.7      Accounts receivable

-------------- -------- ------------------------------------------------------
   Type of
   account
 receivable    Current                         Overdue
-------------- -------- ------------------------------------------------------
-------------- -------- ------- ----------------------------------------------
                                 Total including
-------------- -------- ------- ----------------------------------------------
-------------- -------- ------- ----------------------------------------------
                                            By time of incurring
-------------- -------- ------- ----------------------------------------------
-------------- -------- ------- ------- ------ ------ -------- ------- -------
                                up to   from   from   from      from    over
                                        30     60       90     180
                                         to     to      to      days
                                30      60     90     180      to 1
                                 days   days   days    days     year   1 year
-------------- -------- ------- ------- ------ ------ -------- ------- -------
-------------- -------- ------- ------- ------ ------ -------- ------- -------
    Total       4742923 5389162  97577  689299 557060 1177579  591532  2076115
   account
 receivable,
  thousand
   rubles,
 including:
-------------- -------- ------- ------- ------ ------ -------- ------- -------
-------------- -------- ------- ------- ------ ------ -------- ------- -------
 Buyers and
 customers,
  thousand     3230186  497520  297577  689299 557060  1177579  541482 1712208
   rubles,
 including:
-------------- -------- ------- ------- ------ ------ -------- ------- -------
-------------- -------- ------- ------- ------ ------ -------- ------- -------
 Promissory
    notes          -       -       -       -      -       -       -       -
 receivable
-------------- -------- ------- ------- ------ ------ -------- ------- -------
-------------- -------- ------- ------- ------ ------ -------- ------- -------
  Debts of
subsidiaries
     and
  dependent       444     983      4      378    366     116     116      3
 companies,
  thousand
   rubles
-------------- -------- ------- ------- ------ ------ -------- ------- -------
-------------- -------- ------- ------- ------ ------ -------- ------- -------
  Debts of         -       -       -       -      -       -       -       -
participants
(shareholders)
with respect
     to
contributions
                                   to charter
  capital,
  thousand
   rubles
-------------- -------- ------- ------- ------ ------ -------- ------- -------
-------------- -------- ------- ------- ------ ------ -------- ------- -------
  Advances      656,420    -       -       -      -       -       -       -
   issued,
  thousand
   rubles
-------------- -------- ------- ------- ------ ------ -------- ------- -------
-------------- -------- ------- ------- ------ ------ -------- ------- -------
    Other       856,317 413,957    -       -      -    50,050     -    363,907
  debtors,
  thousand
   rubles
-------------- -------- ------- ------- ------ ------ -------- ------- -------
-------------- -------- ------- ------- ------ ------ -------- ------- -------
   Total,      4742923  5389162  97577  689299 557060 1177579  591532  2076115
  thousand
   rubles:
-------------- -------- ------- ------- ------ ------ -------- ------- -------

     There are no debtors that owe at least 10% of the total amount of accounts receivable.


VII. The Issuer's Accounting Statements And Other Financial Information

7.1      The Issuer's Annual Accounting Statements

     Annual accounting statements are not included in the 3rd quarter report.

7.2 The Issuer's Quarterly Accounting Statements for the Latest Complete Reporting Quarter

     This report is supplemented with the Company's quarterly accounting statements for the 3rd quarter compiled in accordance with Russian Federation law (Annex No. 1), including:

         - Balance Sheet (Form No. 1)

         - Statement of Profit and Losses (Form No. 2)

7.3 The Issuer's Consolidated Accounting Statements for the Past Three Complete Financial Years or for Each Complete Financial Year

     The consolidated accounting statements is not included in the 3rd quarter report.

7.4      Total Exports and Exports as a Percentage of Total Sales

     Total proceeds received by the Company from the export of services over the 3rd quarter of 2003 amounted to 1,214,882,000 rubles or 16% of the income derived by the Company from all lines of business over the 3rd quarter of 2003.

7.5 Material Changes in the Issuer's Assets Since the Ending Date of the Latest Complete Financial Year

     No facts of the acquirement or alienation of assets in excess of 5% of the book value of assets took place.

7.6 The Issuer's Involvement in Judicial Proceedings That May Significantly Affect Its Financial and Business Operations

     During three preceding years up to the 3rd quarter of 2003 and during the 3rd quarter of 2003 OJSC Rostelecom was involved in the following material judicial proceedings:

     1. The case considered by the Arbitrazh Court of the City of Moscow upon the claim of OJSC Rostelecom to the Savings Bank of the Russian Federation to recover 29,580,850 rubles on the grounds of improper performance of the bank account agreement dated October 22, 1998, write-off of the monetary funds according to payment order No. 99666 of August 2, 1999 in electronic form. The Arbitrazh Court of the City of Moscow of first instance in its ruling of May 31, 2000 left the claim without consideration due to non-observance of the pretrial procedure for dispute settlement provided for under the agreement. The appellate instance upheld the above ruling in its ruling dated July 27, 2000. In its ruling dated September 28, 2000 the Federal Arbitrazh Court of the Moscow Circuit repealed the above judicial acts, and the case was referred to the first instance of the Arbitrazh Court of the City of Moscow. The Arbitrazh Court of the City of Moscow ruled against the Company, and the appeals instance upheld that decision. On March 22, 2001, the court of cassation repealed the acts of the lower instances and remanded the case. In its decision of July 6, 2001 the Arbitrazh Court of the City of Moscow ruled that a technical review be held to examine the Client-Savings Bank electronic payment system. Following receipt of the expert opinion the court proceedings were renewed by decision dated November 6, 2002. Due to the need for the experts to attend the court, the proceedings had been adjourned. During the proceedings held in January and February 2003, examination of the experts was held and the review findings were considered. By decision dated March 11, 2003, the claim was repealed. OJSC Rostelecom filed an appeal on April 11, 2003. The appeals instance repealed the appeal filed by OJSC Rostelecom. OJSC Rostelecom filed a cassation appeal with the Federal Arbitrazh Court of the Moscow Circuit that is scheduled to be considered in the 4th quarter of 2003.

     2. The case of a claim by OJSC Rostelecom against Interregional Inspectorate of the Russian Federation Ministry for Taxes and Duties of the Russian Federation No. 40 for the City of Moscow to declare invalid its Resolution on tax liability dated October 29, 2002 for tax violation in the form of non-payment (failure to pay in full) of Uniform Social Tax as a result of incorrect tax calculation, in the form of a penalty of 20% of the amount of unpaid tax-384,293.23 rubles, and on recovering from OJSC Rostelecom of unpaid tax in the amount of 1,921,466.16 rubles. In the opinion of the tax authority OJSC Rostelecom, in calculating and making advance payments of UST for the first six months of 2002 had incorrectly calculated the amount of expenses for state social insurance. By a ruling of the Arbitrazh Court of the City of Moscow preliminary hearing was held on December 23, 2002. By decision of the court of first instance dated January 22, 2003, No. 40 Resolution of October 29, 2002 was declared invalid as inconsistent with tax law. By its ruling of June 17, 2003 based on the examination of the appeal filed by Interregional Tax Inspectorate No. 40 for the City of Moscow the cassation instance of the Federal Arbitrazh Court of the Moscow Circuit upheld the decision of the court of first instance and dismissed the cassation appeal filed by Interregional Tax Inspectorate No. 40.

     3. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by OJSC Rostelecom against military unit 52686 of the Russian Defense Ministry. The claim was filed to recover from the military unit a debt in the amount of 32,822,803.56 rubles and interest for the use of borrowed money in the amount of 12,485,622.71 rubles. The debt was formed as a result of the military unit's failure to perform its obligations of payment for tonal frequency channels provided by the Company under a pertinent Agreement of March 24, 2000. After the claim was specified insofar as the amount of interest was concerned, the Arbitrazh Cournt of Moscow by its decision of June 2, 2003 sustained the claim by OJSC Rostelectom in the amount of 32,822,803.56 rubles of the principal and 12,783,859.27 rubles of interest for the use of borrowed money.

     4. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by OJSC Rostelecom against JSCB Savings Bank of Russia, JSC Saules Bank (Latvia), JSC Lateco Bank (Latvia) and JSC ElmexLLC (USA) to recover losses in the amount of 29,580,871 rubles inflicted jointly by the said banks by violating the procedure of banking operations in performing payment order No. 99666 dated August 2, 1999, as well as by subsequent remittance of cash from OJSC Rostelecom's settlement account under that payment order. Due to reorganization of JSC Saules Bank its successor, JSC Rietumu Bank, was recognized as a co-respondent. Preliminary proceedings were held on June 19, 2003. By decision of the Arbitrazh Court of the City of Moscow dated September 23, 2003 the claim was repealed. The Company filed an appeal that is scheduled to be considered in the 4th quarter of 2003.

     5. The case considered on June 21, 2001 by the Arbitrazh Court of the City of Moscow upon a claim of the Russian Telecommunications Development Corporation
(RTDC) against OJSC Rostelecom and CJSC Sistema Telecom (CJSC Dontelecom being the third party) to declare invalid CJSC Dontelecom Shares Sale Contract No. (1)
24.1.20 dated February 1, 1999 concluded between OJSC Rostelecom and CJSC Sistema Telecom. The first instance of the Arbitrazh Court of the City of Moscow ruled the claim be dismissed. That decision has entered into force and at present it is already non-appealable. The Russian Telecommunications Development Corporation (RTDC) on August 6, 2001 filed another claim with the Arbitrazh Court of the City of Moscow to transfer rights and obligations of the buyer under the said share sale contract to the plaintiff. By Arbitrazh Court of the City of Moscow first instance decision dated August 28, 2001 the claims were sustained. Given the factual situation in the case and since the decision cannot be enforced (the shares are owned by foreign individuals who are not participants in the proceedings), OJSC Rostelecom, for its part, will not appeal against that decision. The executory process for this case was closed in April 2002 due to the impossibility of the arbitrazh court decision to be enforced.

     6. The case considered on January 15, 2002 by the Arbitrazh Court of the City of Moscow upon the claim by CJSC Telecros against OJSC Rostelecom to recover 21,060,000 rubles for communication services allegedly provided during March-December 1998 in the absence of an agreement. The respondent did not admit the claim. By its ruling of February 14, 2002 the court suggested that the parties make arrangements for the settlement of the dispute and postponed the proceedings until March 14, 2002. That session was also postponed until April 15, 2002 due to non-appearance of representatives of the Plaintiff and their corresponding request for adjournment. Subsequently court proceedings were postponed and adjourned until June 3, 2002 and June 28, 2002, respectively. In the court hearing held on June 28, 2002 the plaintiff renounced the claim in full with the resulting ruling by the court on the termination of proceedings.

     7. The case considered by the Arbitrazh Court of the City of Moscow upon the claim by the Company against the Defense Ministry of the Russian Federation on recovering the debt for communication services provided by the Company in the amount of 194,888,838.65 rubles, including 166,218,501.6 rubles of the principal and 28,670,337.06 rubles of interest for the use of borrowed money. As the debt was repaid in part by the Defense Ministry before the court hearing in the amount of 109,732,890 rubles, the value of the claim was changed to make 56,485,611.59 rubles of the principal and 32,615,613.91 rubles of interest for the use of borrowed money. By decision of the Artibrazh Court dated September 11, 2003 the claim by the Company in the amount of 56,485,611.59 rubles was sustained, and the remaining part of the claim was dismissed "as having no legal grounds."



VIII. Additional Information About The Issuer And Placement Of Its Issued Securities

8.1      Additional Information About the Issuer

8.1.1    The Issuer's Charter (Share) Capital (Equity Fund) Size and Structure

     The amount of the charter capital of the Company as of September 30, 2003 was 2,428,819.4725 rubles. Ordinary shares in the charter capital accounted for 75.005196% (a total of 1,821,740.8 rubles). Preferred shares in the charter capital accounted for 24.994804% (a total of 607,078.6725 rubles).

     As of September 30, 2003 approximately 24% of the Company's ordinary shares circulated outside the Russian Federation in the form of American Depositary Receipts (1 ADR = 6 ordinary shares) issued by the depositary bank JP Morgan Chase Bank (60 Wall Street, 36th Floor, New York, New York 10260, USA) in accordance with a Deposit Agreement concluded between OJSC Rostelecom, JP Morgan Chase Bank and owners and beneficiaries of American Depositary Receipts.

     The Company's ADR have been listed and circulate at the New York Stock Exchange, and are also traded off-listing at London, Frankfurt and other stock exchanges.

8.1.2  Changes in the Size of the Issuer's Charter (Share) Capital (Equity Fund)

     In 1999, in connection with the accession of OJSC MMT to the Company, an additional issue of OJSC Rostelecom's shares was made by way of conversion of ordinary and preferred shares of the affiliated company. The resolution on the increase of the charter capital was passed by the general meeting of shareholders (Minutes No. 1 dated July 1, 1999).

     As of the end of 1998, the Company's charter capital was 2,334,086.1025 rubles and consisted of 700,312,800 ordinary shares and 233,358,300 preferred shares with nominal value 0,0025 rubles each.

     As of the end of 1999, the Company's charter capital was 2,428,819.4725 rubles and consisted of 728,696,320 ordinary shares and 242,831,469 preferred shares with nominal value 0,0025 rubles each.

8.1.3    Formation and Uses of the Issuer's Reserve Fund and Other Funds

     Pursuant to the Charter a reserve fund was formed in the Company by means of annual 5% deductions from the Company's net profits until the amount of the reserve fund reached 15% of the Company's charter capital. The reserve fund is designated for covering the Company's losses and also for being used in the absence of any other cash for the redemption of Company shares in such cases and according to such a procedure as are provided for under the Company's Charter. The reserve fund cannot be used for any other purposes. As of September 30, 2003, the reserve fund amounted to 364,000 rubles. During the 3rd quarter of 2003 no reserve fund resources have been used.

8.1.4  The Procedure For Convening Meetings Of The Issuer's Top Management Body

     Pursuant to the Charter the general meeting of shareholders is the main governing body of the Company. The date and procedure for holding an annual general meeting of shareholders, the procedure for notification of the meeting and a list of materials to be provided to the shareholders shall be determined by a pertinent decision of the Board of Directors passed by a majority of votes attending the meeting in accordance with the Charter and the Regulations on the General Meeting of Shareholders effective in the Company.

     Information on a forthcoming general meeting of shareholders shall be provided by way of a written notice given to every person put on the list of persons eligible for attending the general meeting of shareholders and/or its publication in the form of an announcement in Rossiiskaya gazeta or any other national newspaper distributed on the entire territory of the Russian Federation. The Company may also inform the shareholders of a forthcoming general meeting through other mass media and the Internet.

     The shareholders should be notified of a forthcoming general meeting no less than 30 calendar days prior to the deadline for accepting ballot-papers by sending the following documents to the shareholders by registered mail:

         - the text of a notice about a forthcoming general meeting;

         - voting ballots.

     In the event that the agenda includes issues voting on which may, pursuant to the Federal Law on Joint Stock Companies, result in shareholders' right to request the Company to buy out their shares, a special written request form for the purchase of shares by the Company will also be given to shareholders.

     In the event that the agenda includes an issue on a decrease of the charter capital by acquiring a portion of distributed shares for the purpose of reducing their total number, a special written application form for the sale of shares shall also be distributed to shareholders.

     The date of notifying the shareholder of a forthcoming general meeting shall be determined by the date of postage or by the date of publication of the notice about the general meeting.

     An extraordinary general meeting of shareholders shall be held by decision of the Board of Directors passed by a majority of its members attending the meeting on its own initiative or at a request from the Audit Commission or the auditor of the Company, as well as of a shareholder (shareholders) holding in the aggregate no less than 10% of the Company's voting shares as of the date of such request. A request for calling an extraordinary meeting of shareholders may be:

               - mailed to the address of the Company's location;

               - served against receipt to a person acting as the sole executive body of the Company or to the Chairman of the Company Board of Directors or to any other person authorized under the Company's internal documents to accept written correspondence addressed to the Company.

     If a request is sent by an ordinary letter or other ordinary mail, the date shown on the calendar stamp certifying the date of receipt of such mail shall be the date of filing such request, and if a request for calling an extraordinary general meeting is sent by registered letter or other registered mail, it shall be the date when such mail was served to the addressee against receipt. In the event of service against receipt the date of service shall be the date of filing such request.

     Any other matters related to filing requests shall be governed by the Regulations on the general meeting of shareholders.

     The agenda of a general meeting of shareholders shall be approved by the Company's Board of Directors. The procedure for proposing items to be placed on the agenda and for approving the agenda shall be determined by the Company's Charter and the Regulations on the General Meeting of Shareholders.

     Shareholders (a shareholder) owning in the aggregate no less than 2% of the Company voting shares shall be entitled to propose items to be placed on the agenda of an annual meeting of shareholders. Such proposals should be received by the Company not later than 60 days after the end of the financial year.

     Proposals of items to be placed on the agenda may be:

         -        mailed to the address of the Company's location;

         - served against receipt to a person acting as the sole executive body of the Company or to the Chairman of the Company Board of Directors or to any other person authorized under the Company's internal documents to accept written correspondence addressed to the Company.

     If a proposal for the agenda of a general meeting is sent by mail, the date shown on the calendar stamp certifying the date of sending of such mail shall be the date of filing such proposal, and if a proposal for the agenda of a general meeting is served against receipt the date of serving shall be the date of filing such proposal.

     Information to be provided to shareholders in preparation for a general meeting of shareholders includes:

         -        annual accounting statements of the Company;

         - statements by the Company's Audit Commission and the auditor of the Company based on the audits of the annual accounting statements of the Company;

         -        information on candidates for the Board of Directors;

         -        information on candidates for the Audit Commission;

         -        information on the proposed auditor of the Company;

         - draft amendments and additions proposed to the Charter and the internal documents of the Company and (or) draft revised versions of the Charter and the internal documents of the Company;

         - draft resolutions of the general meeting of shareholders proposed by persons entitled under this Charter to propose issues to be placed on the agenda of a meeting of shareholders or require the calling of an extraordinary general meeting of shareholders;

         - any other information (materials) required for passing resolutions on the items of the agenda of a general meeting of shareholders included by decision of the Board of Directors into the list of information (materials) to be provided to the shareholders in preparation for a general meeting of shareholders.

     The said information shall be provided according to a procedure established in the Charter in the event that respective issues have been placed on the agenda of the general meeting of shareholders. Materials provided to persons eligible for attending the general meeting of shareholders in preparation for the general meeting shall not be sent to the shareholders. Any person eligible for attending the general meeting of shareholders shall have the right to review such materials at addresses indicated in the notice. Any person eligible for attending the general meeting of shareholders shall have the right to receive the copies of all materials of the meeting at addresses indicated in the notices, and shall have the right to require that the said materials be sent to it by mail, provided the cost of mailing services in paid for by it.

8.1.5 Business Entities In Which The Issuer Owns At Least 5% Of Their Charter (Share) Capital (Equity Fund) Or At Least 5% Of Their Ordinary Shares

     Information on business entities, in which, as of September 30, 2003, the Company owns at least 5% of their charter capital or at least 5% of their ordinary shares is set out in Annex No. 3 hereto.

8.1.6    Material Transactions Effected By The Issuer

     During the 3rd quarter of 2003 no material transactions (groups of related transactions) obligations under which would amount to 10% and more of the book value of the Company's assets as of June 30, 2003, have been effected.

8.1.7    The Issuer's Credit Ratings

     As of September 30, 2003, the Company's credit rating on Standard & Poor's international scale was A-, "Steady" forecast.

         Credit rating history for the period from 1997 to 2003:

---------------------------- ---------------------------------------------
   Rating revision date                         Rating
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
April 30, 2002               A-, "Steady" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
July 28, 2000                NNN, "Steady" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
April 12, 2000               NNN-, "Steady" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
November 16, 1999            NN, "Developing" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
February 8, 1999             NN, "Negative" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
August 17, 1998              NN, watch status, "Negative" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
August 13, 1998              A-, "Negative" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
June 9, 1998                 A+, "Steady" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
May 27, 1998                 AA-, watch status, "Negative" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
December 19, 1997            AA-, "Negative" forecast
---------------------------- ---------------------------------------------
---------------------------- ---------------------------------------------
February 14, 1997            AA-, "Steady" forecast
---------------------------- ---------------------------------------------


     Full and abbreviated business name and location of the credit rating organization:

     Standard and Poor's International Services Inc., a legal entity established under the laws of Delaware, USA, registered at 615 South Dupon Highway, Dover, Kent County, Delaware, USA, operating via its Moscow office located at 7th floor, Mokhovaya Business Center, 4/7 Vozdvizhenka St., Moscow, 125009, Russian Federation.

     A brief description of the credit rating method:

     An issuer's credit rating on the Standard & Poor's international scale indicates the current opinion on the general creditworthiness of an issuer of bonds or guarantor or surety or business partner and its ability and intention to fully discharge its liabilities in due time. The Standard & Poor's long-term rating evaluates an issuer's ability to discharge its liabilities in due time. Long-term ratings vary from the highest AAA rating to the lowest D rating. Ratings within the AA to CCC range can be supplemented with "plus" (+) or "minus" (-) indicating an intermediate rating in relation to basic ratings.

     AAA - a very high ability to discharge one's obligations in full and in due time, the highest rating.

     AA - a high ability to discharge one's obligations in full and in due time.

     A - an upper medium ability to discharge one's obligations in full and in due time but with a strong sensitivity to unfavorable changes in the business, financial and economic environment.

     BBB - a sufficient ability to discharge one's obligations in full and in due time but with an enhanced sensitivity to unfavorable changes in the business, financial and economic environment.

     BB - no danger in the short term but an enhanced sensitivity to unfavorable changes in the business, financial and economic environment.

     B - an enhanced vulnerability in an unfavorable business, financial and economic environment but with the current possibility to discharge one's obligations in due time and in full.

     CCC - at the moment the issuer is potentially capable of defaulting on its obligations, with the discharging of obligations in due time largely depending on a favorable business, financial and economic environment.

     CC - present high probability of the issuer's failure to discharge its obligations.

     C - bankruptcy proceedings or any similar action have been instituted in relation to the issuer but payments or the discharging of obligations continue.

     SD - a selective default under a given obligations with ongoing payments in due time and in full under other obligations.

     D - a default in discharging obligations.

     AAA, AA, A e AAA ratings - investment class ratings.

     AA, A, NNN, NN and N - highly speculative ratings.

     A rating forecast indicates a possible movement of the rating in the next two or three years.

     "Positive" - the rating can go up.

     "Negative" - the rating can go down.

     "Steady" - changes are unlikely.

     "Developing" - the rating may go either up or down.

     The credit rating of borrower companies on the Standard & Poor's international scale consists of two basic elements: a business analysis and a financial profile analysis. A company's rating is not just simple computation of financial indicators. It is also a result of a thorough review of fundamental business characteristics, such as country risks, sector structure and growth prospects, competitive advantages of a company, its regulation system, management and strategy.

     Many of these factors are of a qualitative nature. They largely condition a company's future financial indicators. On the other hand, business risks condition the level of financial risks that a company can assume under a certain rating. In rating any company Standard & Poor's analysts are weighting business and financial position factors. In some cases a credit rating is determined primarily by business characteristics and in other cases the financial profile plays the dominant role.

     Assessment of business risks faced by a company begins with the analysis of the country and sectoral context. The level of stability in a company's operations in this or that country is affected by how dynamic, developed and sustained its economy is and how transparent and effective its legislation and regulation are, whether an adequate infrastructure is available, how its financial system operates and how well its lending standards are developed. Standard & Poor's experts examine the structure and development prospects of a given sector, the cycles and acuteness of competition, specific features of the regulation system, and reveal key factors of success in a given business and the major risk factors affecting the players in each sector. Standard & Poor's analysts examine a company's position on the market, its advantages over the rivals or, conversely, the spheres where the company is most vulnerable. Sectoral specifics are always taken into account and a comparative analysis is made in relation to other companies. Management and strategy reviews are equally important.

     Having analyzed the conditions under which the company is operating and its business position, Standard & Poor's analysts go over to financial analysis proper: examination of the company's financial statements, ratio computation, trend analysis and financial forecasting.

     Financial analysis is made with regard to sectoral specifics. In financial ratio computation analytical adjustments can be made, in particular in order to have differences in accounting standards and policies taken into account to exclude the effects of emergency operations. Standard & Poor's also analyzes the company's financial policies and its approach to risk management. Financial analysis is focused on cash flows, ratios of debt and interest coverage by cash flows or by proceeds from operations, and on liquidity. Capital pattern and profitability ratios are less significant as they are more abstract and largely depend on the conditionalities of accounting.

8.2      The Issuer's Shares  By Category (Class)

     The charter capital of OJSC Rostelecom is 2,428,819.4725 rubles and consists of 971,527,789 outstanding shares, each of 0.0025 ruble nominal value, including 728,696,320 ordinary shares and 242,831,469 class A preferred shares.

     No extra shares are being distributed.

     The number of OJSC Rostelecom stated shares presently equals 905,330,221 ordinary shares and 531 class A preferred shares.

     No shares recorded on the Company balance.

     No securities convertible into shares.

     In 2003 a merger of additional issues of OJSC Rostelecom shares was effected:

     The issues of OJSC Rostelecom ordinary paperless registered shares were assigned a new registration number: No. 1-01-00124-A as of September 9, 2003.

     State registration numbers of issues 73-I"P"-1947 of November 10, 1993 and 1-02-00124-A of August 16, 1999 have been annulled.

     The issues of preferred paperless registered shares in OJSC Rostelecom were assigned a new registration number: No. 2-01-00124-A as of September 9, 2003.

     State registration numbers of issues 73-I"P"-1947 of November 10, 1993 and 2-02-00124-A of August 16 have been annulled.

     Pursuant to the Company's Charter each ordinary share provides its holder with an equal scope of rights.

     Each holder of ordinary shares in the Company shall be entitled:

         - to sell or otherwise dispose of its shares at any time without prior agreement with the other shareholders or approval by the bodies of the Company;

         - to take part in a general meeting of shareholders with the right to vote on all issues within its competence. In the event that a shareholder has acquired the ownership of shares after the approval by the Board of Directors of a list of shareholders eligible for attending the general meeting of shareholders, the shareholder shall be entitled to attend the meeting only on the basis of a power of attorney issued by the former holder of the shares;

         - to receive dividends if these are declared and paid out according to a procedure established by the Charter;

         - to receive any part of the property or of the value of any part of the property of the Company remaining upon liquidation of the Company after settlements with creditors, in proportion to the number of shares held by the shareholder and in the manner and according to the procedure provided for under the effective legislation of the Russian Federation and the Charter;

         - to receive from the Company's registrar extracts from the shareholders register certified with the registrar's seal, to obtain information on all entries on its personal account, and any other information as provided for under the legal acts of the Russian Federation in the form, terms, manner and time limits provided for under the Regulations on Maintaining the Shareholders' Register, approved by the Company's registrar within its authority;

         - to obtain information contained in the Charter, the Certificate of State Registration of the Company and other Company documents that do not contain state or commercial secrets;

         - in cases provided for under effective Russian Federation legislation to defend in court its infringed civil rights, including claiming damages from the Company;

         - to require the Company to buy out all or any part of the holder's shares in cases and according to the procedure provided for under effective Russian Federation legislation;

         - to sell shares to the Company in the event that the Company resolves to buy out such shares;

         - to request from the Company an extract from the list of persons eligible for attending the general meeting of shareholders containing information on the shareholder.

     A shareholder shall pay for the services related to the provision of the documents thus requested with the amount of such payment being specified in the price list subject to approval by the Management Board of the Company; and prices for such services cannot exceed the cost of making copies of the documents and of mailing such documents.

     A shareholder or a group of shareholders holding ordinary shares that in the aggregate account to no less than 2% of the total number of the distributed voting shares in the Company as of the date of proposal of items to be placed on the agenda, shall be entitled to propose items for the agenda of a general meeting of shareholders and also to nominate candidates for election to the Board of Directors, the Auditing Commission and the counting commission of the Company at an annual or extraordinary general meeting of shareholders on terms, in the manner and within the time limits provided for under the Charter of the Company.

     A shareholder or a group of shareholders holding ordinary shares that in the aggregate account to no less than 10% of ordinary shares of the total number of the distributed voting ordinary shares of the Company shall be entitled:

         - to request the convocation of or, in cases provided for under effective Russian Federation law, to convene an extraordinary general meeting of shareholders of the Company;

         - to request a review (audit) of the financial and business operations of the Company.

     Every holder of ordinary shares in the Company is obliged to:

         - pay for the Company's placed securities acquired by him according to the procedure, in amounts, forms and within the time limits provided for under the Company's Charter and a resolution on the placement of these securities;

         - keep secret the confidential information on the Company's operations;

         - perform other obligations provided for under the Charter, the Company's internal documents, and resolutions of the general meeting of shareholders and the Board of Directors passed within their respective authority.

     In the event of placement by the Company of additional shares and issued securities convertible into shares through public offering, the Company's shareholders shall have the preemptive right in respect of such securities in the number proportional to the number of shares of a respective category (class) held by them, that right to be exercised according to the procedure provided for under federal laws.

     The Company's shareholders shall have the right of access to the documents as provided for under the Charter, according to the procedure established in
Article 91 of the Federal Law on Joint-Stock Companies, and the Company's
Charter.

     Pursuant to the Company's Charter, each Class A preferred share shall provide to its holder an equal scope of rights.

     The holders of preferred shares in the Company shall not be entitled to vote at a general meeting of shareholders unless otherwise provided for under effective law and the Company Charter.

     The holders of Class A preferred shares shall be entitled to receive a fixed annual dividend, unless otherwise provided for under the Company's Charter. The total amount payable as a dividend on each Class A preferred share shall be established at 10% of the Company's net profits gained over the past financial year divided by the number of shares that constitute 25% of the Company charter capital. And if the amount of dividends payable by the Company on each ordinary share in a given year exceeds the amount payable in dividends on each Class A preferred share, the amount of the latter should be increased up to the amount of the dividend payable on ordinary shares.

     Every holder of a Class A preferred share shall be entitled to:

         - sell or otherwise dispose of the shares held by him at any time without prior agreement with other shareholders or approval by the bodies of the Company;

         - take part in a general meeting of shareholders with the right to vote on issues of the Company's reorganization or liquidation;

         - the holders of Class A preferred shares shall be entitled to vote at the meeting of shareholders in cases where the adoption of amendments or additions to the Charter would involve any restriction of the rights of preferred share holders, including establishment or increase of the amount of the dividend and (or) establishment or increase of the liquidation value payable on preferred shares of the preceding order of priority or in the case of provision to the holders of preferred shares of another class of privileges in respect of the order of priority in payment of dividends and (or) liquidation value of the shares. The holders of Class A preferred shares the dividend payable on which is established in the Charter shall be entitled to take part in a general meeting of shareholders with the right to vote on all issues on the agenda starting from the general meeting immediately following the annual general meeting of shareholders which failed to pass a resolution on the payment of dividends or passed a resolution on the payment of dividends on Class A preferred shares. The right of holders of Class A preferred shares to attend a general meeting of shareholders shall be terminated upon the payment of dividends on the said shares in full;

         - in the event of the Company's liquidation, receive a part of property or the value of a part of property remaining after settlements with the Company's creditors are completed. And the property remaining after the creditors' claims have been satisfied shall be used to effect payments in the following manner:

                         o available unpaid dividends on Class A preferred
                           shares shall be paid;

                         o holders of Class A preferred shares shall be paid the
                           nominal value of the shares belonging to them;

                         o the remaining property shall be distributed among the
                           holders of Class A preferred shares and of ordinary shares in proportion to their shareholding in relation to the total number of shares placed by the Company adjusted for the value of Class A preferred shares (liquidation value of Class A preferred shares) paid earlier;

         - receive from the Company's registrar extracts from the shareholders register and any other information as provided for under the Charter for the holders of ordinary shares in the Company;

         - receive information contained in the Company's documents listed in the Charter, according to the procedure provided for under the Charter for the holders of ordinary shares in the Company;

         - exercise the rights referred to in the Charter in accordance with the effective law and the Company's Charter.

         Each holder of Class A preferred shares is obliged:

         - not disclose confidential information on the Company's operations;

         - perform other obligations provided for under the Charter, the Company's internal documents, as well as resolutions of the general meetings of shareholders and the Board of Directors passed within their respective authority.

8.3      Prior Issues of the Issuer's Securities Other Than its Shares

8.3.1    Issues of Which All Securities Have Been Redeemed (Cancelled)

     There are no issues all securities of which have been redeemed (cancelled).

8.3.2    Issues of Securities Currently in Circulation

     No securities other than shares have been issued by the Company.

8.3.3 Issues of Securities under Which the Issuer's Obligations Have Not Been Fulfilled (Default)

     There are no securities under which the Company's obligations have not been fulfilled.

8.4      Entity (Entities) that Have Provided Security for Bonds Issued

     No bonds have been issued by the Company.

8.5      Issued Bond Obligation Security Terms

     No bonds have been issued by the Company.

8.6   Organizations that Register the Rights to Securities Issued by the Issuer

     The register of the Company shareholders is run by a specialized registrar, CJSC Registrator-Svyaz, registered at: 15A Bol. Oleniya st., Moscow, 107014 and located at: 15A Kalanchevskaya st., Moscow 107078. Registrar license No. 10-000-1-00258 of November 1, 2002 issued by the Federal Commission for the Securities Market of the Russian Federation for an indefinite term.

8.7 Laws Governing Capital Imports and Exports that May Affect Payment of Dividends, Interest, and Other Amounts Payable to Nonresidents

     As of September 30, 2003, matters related to the specifics of payment to nonresidents of dividends on the Company's shares are governed by the following laws:

     Federal Law No. 208-FZ on Joint Stock Companies as amended on October 31, 2002, which provides for equal rights of non-resident shareholders to receive dividends; Russian Federation Law No. 3615-1 of October 9, 1992 on Currency Regulation and Currency Control as amended on July 7, 2003 that determines the status of remittance of dividends from the Russian Federation to nonresidents in terms of required special permissions from the Bank of Russia; Federal Law No. 16-FZ of July 9, 1999 on Foreign Investments in the Russian Federation as amended on July 25, 2002 that establishes guarantees for the protection of rights and lawful interests of foreign investors in the Russian Federation against changes in Russian domestic laws, nationalization or requisition of investments owned by them; and the Tax Code of the Russian Federation that establishes the taxation procedure for the income of foreign organizations paid in the form of dividends.

8.8 Taxation of Income Generated by Securities Placed or Being Placed by the Issuer

     The Company has placed one type of issued securities only - its shares. The shareholders are entitled to income in the form of dividends and to proceeds from the sale of shares. Shareholder's tax is levied in the following manner.

         Dividends

         Individuals

     Dividends payable to individuals who are taxpaying residents of the Russian Federation are subject to personal income tax (PIT) at the rate of 6%. The tax base is determined as the amount of dividends payable less the amount of dividends received by the Company for the preceding year.

     Dividends payable to individuals who are not taxpaying residents of the Russian Federation are subject to PIT at the rate of 30%. The tax base is determined as the amount of dividends payable.

         Organizations

     Dividends payable to organizations that are Russian taxpayers are subject to profit tax at the rate of 6%. The tax base is determined as the amount of dividends payable less the amount of dividends actually received by the Company for the preceding year.

     Dividends payable to foreign organizations are subject to profit tax at the rate of 15%. The tax base is determined as the amount of dividends payable.

     Pursuant to Article 275 of the Tax Code of the Russian Federation, in payment of dividends to individuals and organizations the Company acts as a tax agent, i.e. it makes the assessment, deduction from dividends, and transfer to the budget of the amounts of PIT and profit tax payable on dividends.

         Proceeds from the Sale of Securities

         Individuals

     Proceeds from the sale of shares by resident individuals are subject to PIT at the rate of 13%. In the determination of the tax base for PIT proceeds from the sale of shares can be decreased by: (i) the amount of documented expenses related to the purchase (including interest on the use of credit resources), safekeeping and sale of shares, losses in operations with other securities traded on an organized securities market or (ii) property tax deduction in the amount of up to 125,000 rubles (if the shares were owned by a given individual during a period of less than three years) or the full amount of proceeds from the sale of shares.

     Proceeds from the sale of shares by nonresident individuals are subject to PIT only if the shares are sold on the territory of the Russian Federation. In this case, profit tax is calculated at the rate of 30%. The tax base for PIT computation is assessed according to a procedure similar to that of tax base assessment for resident individuals (see above).

     PIT on proceeds from the sale of shares is generally assessed, deducted and paid to the budget by tax agents - sellers of the shares. Upon expiry of the tax period individual taxpayers can file a tax return containing a readjustment of the amount of PIT.

         Organizations

     Proceeds from the sale of shares by Russian taxpayer organizations are subject to profit tax at the rate of 24%. The tax base for profit tax assessment (taxable profits) is determined as the difference between proceeds from the sale of securities and the acquisition and sale of securities costs, as well as losses from the sale of other securities traded on an organized securities market.

     Profit tax in case of sale of shares by Russian taxpayer organizations is generally computed and paid by these organizations.

     Proceeds from the sale of shares by foreign organizations will be subject to profit tax only if two conditions take place concurrently: i) the shares are sold on the territory of the Russian Federation and ii) in the period of such sale more than 50% of the Company's assets consist of immovable property located on the territory of the Russian Federation. In this case profit tax will be assessed at a rate of 20% or 24%. The 20% rate will be applied if the tax base is the full amount of proceeds from the sale of shares. The 24% rate will be applied if the tax base is determined in a manner similar to that applied in the determination of the tax base by Russian taxpayer organizations.

     Profit tax on the sale of shares by foreign organizations is assessed, deducted and paid to the budget by tax agents, i.e. the sellers of shares.

         Application of International Agreement Provisions

     In the event that provisions of international agreements between the Russian Federation (or the USSR if the Russian Federation acknowledged such agreements as subject to application) and the states whose taxpayer residents are individuals and organizations entitled to receive income on Company's shares provide for reduced rates of PIT and/or profit tax to be applied to such income or for exemption of such income from taxation in the Russian Federation, then the relevant provisions of international agreements will apply to taxation of dividends payable to these organizations. As a general rule, a confirmation of tax resident status of such individuals and organizations entitled to receive income is required.

8.9 Dividends Declared (Accrued) and Paid on the Issuer's Shares, and Yields the Issuer's Bonds

------------------- ----------- ---------- ----------- ----------- ----------
 Year of General       1999       2000        2001        2002       2003
     Meeting
------------------- ----------- ---------- ----------- ----------- ----------
------------------- ----------- ---------- ----------- ----------- ----------
    Dividends        For 1998   For 1999    For 2000    For 2001   For 2002
------------------- ----------- ---------- ----------- ----------- ----------
------------------- ----------- ---------- ----------- ----------- ----------
   Distributed
 dividends on one
  ordinary share        0        0.1645      0.1634    0.2144961    0.54347
      (Rub)
------------------- ----------- ---------- ----------- ----------- ----------
------------------- ----------- ---------- ----------- ----------- ----------
 Total dividends
  distributed on        0     115,195,425 119,068,978 156,302,518 396,024,589
 ordinary shares
------------------- ----------- ---------- ----------- ----------- ----------
------------------- ----------- ---------- ----------- ----------- ----------
 Total dividends
 actually paid on
 ordinary shares        0      113,510,240 117,577,425 153,509,693 116,205,633
      (Rub)
------------------- ----------- ---------- ----------- ----------- ----------
------------------- ----------- ---------- ----------- ----------- ----------
   Distributed
 dividends on one
Class A preferred       0        0.8093      0.4243    0.9195237    1.27472
   share (Rub)
------------------- ----------- ---------- ----------- ----------- ----------
------------------- ----------- ---------- ----------- ----------- ----------
 Total dividends
  distributed on
 preferred shares       0      188,856,425 103,033,392 223,289,290 309,542,130
      (Rub)
------------------- ----------- ---------- ----------- ----------- ----------
------------------- ----------- ---------- ----------- ----------- ----------
 Total dividends
 actually paid on       0      186,875,214 101,958,034 216,589,142 119,300,793
 preferred shares
------------------- ----------- ---------- ----------- ----------- ----------
------------------- ----------- ---------- ----------- ----------- ----------
 Management body
    passing a       Annual      Annual     Annual      Annual      Annual
  resolution on     general     general    general     general     general
    payment of      meeting     meeting    meeting     meeting     meeting
   dividends on     of          of         of          of          of
      shares        shareholder shareholde shareholder shareholder shareholde
------------------- ----------- ---------- ----------- ----------- ----------
------------------- ----------- ---------- ----------- ----------- ----------
  Date of annual
 general meeting    June 26,    June 24,   June 30,    June 1,     June 15,
 of shareholders       1999       2000        2001        2002       2003
------------------- ----------- ---------- ----------- ----------- ----------
------------------- ----------- ---------- ----------- ----------- ----------
 Date and minutes
number of general
    meeting of      Minutes     Minutes    Minutes     Minutes     Minutes
   shareholders     No. 1 of    No. 1 of   No. 1 of    No. 1 of    No. 1 of
     passing        July 1,     July 4,    July 3,     June 10,    June 20,
  resolution on        1999       2000        2001        2002       2003
    payment of
    dividends
------------------- ----------- ---------- ----------- ----------- ----------
------------------- ----------- ---------- ----------- ----------- ----------
 Register closure     May 10      May 8      May 9      April 14   April 28
       date
------------------- ----------- ---------- ----------- ----------- ----------
------------------- ----------- ---------- ----------- ----------- ----------
Start of dividend       -       August 23  August 29    August 1    July 1
     payment
------------------- ----------- ---------- ----------- ----------- ----------
------------------- ----------- ---------- ----------- ----------- ----------
 End of dividend        -       December   December    December    December
     payment                       31          31          31         31
------------------- ----------- ---------- ----------- ----------- ----------

     OJSC Rostelecom follows resolutions on payment of dividends passed by annual general meetings of the Company and fulfils in full its obligations of remitting dividends to persons registered in the OJSC Rostelecom register as of the date of closure thereof.

     The sole reason for nonpayment of dividends is shareholders' failure to provide changes in the data to be entered into the register of the Company's securities holders with respect to the means of dividend receipt chosen by them in connection with:

o a change in a shareholder's place of residence in case of dividends remittance by mail order;

o a change in bank details in case of dividends remittance by bank money order;

o a shareholder's dismissal from the staff of the Company since only the Company's employees may receive dividends in the Company's cash office;

o        a change in passport data for any means of dividend payment selected.

     At the same time, pursuant to Article 44(5) of the Federal Law No. 208-FZ on Joint Stock Companies as amended on October 31, 2002, a shareholder of the Company shall promptly inform the Company's registrar, CJSC Registrator-Svyaz, of any changes in the above data. In the event of failure of the Shareholder of the Company to provide information on changes in such data, the Company and its registrar shall not be liable for any losses incurred in this connection.

     Upon submission by a Company's shareholder of its changed data required for dividend payment the Company's registrar, CJSC Registrator-Svyaz will once again remit dividends with the changes taken into account indicated in the form filled in by an individual or a legal entity and filed with the Company's registrar.

8.10     Other Information

     No information.

ANNEX  1

      The Company's Quarterly Accounting Statements for the Third Quarter,
           Prepared in Accordance with Russian Federation Legislation


                                                              ------------------
        Balance Sheet                                               CODES
                                                              ------------------
                                                      OKUD         0710001

                                   Form No. 1
                                                              ------------------
 as at              September 30, 2003      Date (year, month,  October 1, 2003
                                                          day)
                                                              ------------------
 Organization       OJSC Rostelecom                  OKPO code     17514186
                                                              ------------------
 Taxpayer           77070499388                            TIN    7707049388
 Identification
 Number:
                                                              ------------------
 Type of Activity:                                        OKPD     52300
                                                              ------------------
 Organizational and                                OKOPF/ OKFS       47
 legal form/ form
 of ownership:
                                                              ------------------
 Unit of measure:   Thousand rubles                  OKEI code      384
                                                              ------------------
 Address:


------------------------------------------ ------- ------------- --------------
                 ASSETS                     Line      At the      At the end
                                            code    beginning       of the
                                                      of the       reporting
                                                    reporting       period
                                                     period
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
                    1                        2          3              4
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
          I. NON-CURRENT ASSETS
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
Intangible assets                           110              21             20
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     patents, licenses, trademarks          111              21             20
     (service marks), other similar
     rights and assets
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
formation expenses                          112               -              -
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
goodwill                                    113               -              -
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
Fixed assets                                120      17,143,830     15,010,067
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     land plots and natural resources       121             137            140
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
buildings, plant and equipment              122      10,843,424      8,997,045
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
Construction in progress (07, 08, 16, 61)   130       2,863,205      4,554,883
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
Profitable investments in tangible          135               -              -
assets (03)
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
property for leasing                        136               -              -
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
property provided under lease contract      137               -              -
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
Long-term financial investments             140       2,517,331      2,056,661
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
investments in subsidiaries                 141         560,677        551,563
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
investments in dependent companies          142          30,582         42,217
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
investments in other organizations          143       1,340,838      1,340,848
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
loans to organizations payable in more      144           9,044          9,044
than 12 months
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
other long-term financial investments                   576,190        112,989
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
Deferred tax assets                         145               -         87,125
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
Other non-current assets                    150         385,225        395,943
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
TOTAL for Section I                         190      22,909,612     22,104,699
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
           II. CURRENT ASSETS
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
Inventories                                 210         690,868        836,654
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     raw materials, consumables, and        211         526,354        586,064
     other assets
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     livestock in breeding and feeding      212               -              -
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     work in progress costs                 213          53,753         60,454
     (distribution costs)
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     finished products and goods for        214           6,450          6,124
     resale (16, 40, 41)
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     shipped goods (45)                     215               -              -
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     deferred expenses (31)                 216         104,311        184,012
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     other reserves and expenses            217               -              -
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     Value-added tax on acquired assets     220       1,988,908      2,034,080
     (19)
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
Accounts receivable (payment expected
more than 12 months after the reporting     230         533,896          4,255
date)
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
buyers and customers                        231         160,836              -
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
bills of exchange receivable                232               -              -
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     amounts owed by subsidiaries and                         -              -
     dependent companies                    233
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     advances made                          234         373,060          3,602
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     other debtors                          235               -            653
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
Accounts receivable (payment expected       240       9,274,870     10,127,830
within 12 months of the reporting date)
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
buyers and customers                        241       7,454,699      8,205,391
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
bills of exchange receivable                242               -              -
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     amounts owed by subsidiaries and       243               -              -
     dependent companies (78)
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     amounts owed by participants           244               -              -
     (founders) in respect of
     contributions to charter capital
     (75)
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     advances made (61)                     245         564,398        652,818
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     other debtors                          246       1,255,773      1,269,621
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     Short-term financial investments       250       4,508,358      4,569,900
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     including:
     loans to organizations payable in      251         426,624        421,477
     less than 12 months
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     other short-term financial             253       4,081,734      4,148,423
     investments
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     Monetary assets                        260       1,042,617      2,043,201
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     cash                                   261           1,566          2,323
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     settlement accounts                    262         700,732      1,476,663
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     foreign-currency accounts              263         274,094        270,117
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     other monetary assets                  264          66,225        294,098
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     Other circulation assets               270               -              -
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     TOTAL for Section II                   290      18,039,517     19,615,920
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     BALANCE (sum of lines 190+290)         300      40,949,129     41,720,619
------------------------------------------ ------- ------------- --------------


------------------------------------------ ------- ------------- --------------
               LIABILITIES                 Line       At the      At the end
                                            code    beginning       of the
                                                      of the       reporting
                                                    reporting       period
                                                     period
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
                    1                        2          3              4
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
          III. CAPITAL AND RESERVES
     Charter capital                        410           2,429          2,429
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     Own shares redeemed from               415               -              -
     shareholders
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     Additional capital                     420      12,496,708     12,174,977
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     Reserve capital                        430             364            364
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     statutory reserves                     431             364            364
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     reserves formed in accordance with
     foundation documents                   432               -              -
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     Social fund                            440               -              -
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     Retained earnings of previous years    460       6,797,055      6,335,727
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     Uncovered losses of previous years     465               -              -
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     Undistributed profit of the            470               -      4,781,570
     reporting year
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     Uncovered losses of the reporting      475               -              -
     year
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     TOTAL for Section III                  490      19,296,556     23,295,067
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
          IV. LONG-TERM LIABILITIES
     Loans and credits                      510         847,687      2,717,401
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     bank credits repayable more than 12
     months after the reporting date        511               -        172,955
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     loans repayable more than 12 months
     after the reporting date               512         847,687      2,544,446
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     Deferred tax liabilities               515               -         71,618
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     Other long-term liabilities            520       6,444,195      5,170,326
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     TOTAL for Section IV                   590       7,291,882      7,959,345
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
          V. SHORT-TERM LIABILITIES
     Loans and credits                      610       3,667,780      1,734,854
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     bank credits repayable within 12
     months of the reporting date           611          50,301        122,132
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     loans repayable within 12 months of    612       3,617,479      1,612,722
     the reporting date
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     Accounts payable                       620      10,303,024      7,987,647
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     suppliers and contractors              621       7,351,772      6,341,872
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     bills of exchange payable              622               -              -
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     amounts owed to subsidiaries and       623               -              -
     dependent companies
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     amounts owed to employees              624          54,609         85,198
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     amounts owed to state                  625           9,976         47,481
     extrabudgetary fund)
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     amounts owed to the budget             626         718,035        306,263
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     advances received                      627         319,298        198,951
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
     other creditors                        628       1,849,334      1,007,882
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
Income payable to participants              630          47,593        402,147
(founders) (75)
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
Deferred income (83)                        640         342,294        341,559
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
Provisions for expenses (89)                650               X              X
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
Other short-term liabilities                660               -              -
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
TOTAL for Section V                         690      14,360,691     10,466,207
------------------------------------------ ------- ------------- --------------
------------------------------------------ ------- ------------- --------------
BALANCE (sum of lines 490 + 590 + 690)      700      40,949,129     41,720,619
------------------------------------------ ------- ------------- --------------

                                    STATEMENT
                        OF ASSETS ON OFF-BALANCE ACCOUNTS

----------------------------------------- ------ -------------- -------------
                  Item                    Line      At the       At the end
                                          code   beginning of      of the
                                                      the        reporting
                                                   reporting       period
                                                    period
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
                   1                        2          3             4
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Rented fixed assets (001)                  910           1 012           978
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
including leased assets                    911               -             -
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Valuables in custody (002)                 920           3 721         3 504
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Materials accepted for processing          921               -             -
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Equipment accepted for assembly            922               -           170
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Consigned goods (004)                      930              43           330
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Bad debts written off as losses (007)      940           6 345        31 731
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Received security for obligations and      950
payments (008)                                         132 165       157 269
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Issued security for obligations and        960
payments (009)                                         613 277       143 985
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Depreciation of housing (014)              970         221 803       221 803
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Depreciation of amenities and similar      980
facilities (015)                                           670           670
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Strict accountability forms                990              21            97
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Leased fixed assets                        991               -         3 432
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Implements and economic accessories        992               -       194 766
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Funds to pay for communications services   993               -             -
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Intangible assets received for use         994               -             -
----------------------------------------- ------ -------------- -------------


Chief Executive Officer  _____________ Yerokhin D.E.
                          (signature)     (name)
Chief Accountant   ________________ Lutsky A.A.
                      (signature)     (name)

                         STATEMENT OF PROFIT AND LOSSES

                                                       ----------------------
                                                                           CODES
                                                       ----------------------
                                        OKUD Form No. 2       0710002
                                                       ----------------------
 as at              9 months 2003           Date (year,   October 1, 2003
                                            month, day)
                                                       ----------------------
 Organization       OJSC Rostelecom           OKPO code      17514186
                                                       ----------------------
 Taxpayer           77070499388                     TIN     7707049388
 Identification
 Number:
                                                       ----------------------
 Type of Activity:                                 OKPD        52300
                                                       ----------------------
 Organizational and                         OKOPF/ OKFS         47
 legal form/ form
 of ownership:
                                                       ----------------------
 Unit of measure:   Thousand rubles           OKEI code         384
                                                       ----------------------
 Address:


----------------------------------------- ------ -------------- -------------
                  Item                    Line      For the       For the
                                          code     reporting    same period
                                                    period         of the
                                                                       preceding
                                                                            year
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
                   1                        2          3             4
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
I. Income and expenses for usual activities Proceeds (net) from sale of goods,
products, work, services (less the VAT,    010      20,749,036    15,184,056
excises, and similar obligatory payment)
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Including from sale of                     011      20,493,912    15,040,882
telecommunication services
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Cost price of goods, products, work,       020    (13,889,391)   (9,063,796)
and service sold
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Including communications services          021    (13,662,010)   (8,779,597)
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Gross profit                               029       6,859,645     6,120,260
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Trading costs                              030               -             -
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Management costs                           040               -             -
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Profit (loss) from sales                   050       6,859,645     6,120,260
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
   II. Operating income and expenses
Interest receivable                        060         168,235       162,612
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Interest payable                           070       (160,039)     (289,969)
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Income from participation in other         080          26,181        87,439
organizations
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Other operating income                     090       8,520,238     5,653,903
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Other operating expenses                   100     (9,312,516)   (4,013,341)
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
   III. Non-sales income and expenses
Non-sales income                           120       4,082,759        42,332
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Non-sales expenses                         130     (3,822,213)   (1,300,248)
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Profit (loss) before tax                   140       6,362,290     6,462,988
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Tax on profit and other similar            150     (1,586,558)   (1,559,613)
compulsory payments
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Income (expenses) for deferred tax         151          15,507             0
assets (liabilities)
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Tax liabilities and other analogous        152         (1,993)             0
payments
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Profit (loss) from usual activities        160       4,789,246     4,903,375
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
 IV. Extraordinary income and expenses
Extraordinary income                       170               0             0
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Extraordinary expenses                     180         (7,676)       (2,557)
----------------------------------------- ------ -------------- -------------
----------------------------------------- ------ -------------- -------------
Net profit (undistributed profit (loss)    190       4,781,570     4,900,818
for the reporting period) (lines (160 +
170 - 180))
----------------------------------------- ------ -------------- -------------
-----------------------------------------
  FOR INFORMATION
-----------------------------------------------------------------------------
-----------------------------------------
  Permanent tax obligations               191           71 980             -
-----------------------------------------------------------------------------
-----------------------------------------
  Basic income (loss) per share           192
-----------------------------------------------------------------------------
-----------------------------------------
  Diluted income (loss) per share         193
-----------------------------------------------------------------------------

                       INDIVIDUAL INCOME AND EXPENSE ITEMS

-------------------- ------- --------------------- ----------------------
       Item          Line     For the reporting     For the same period
                      code          period         of the preceding year
-------------------- ------- --------------------- ----------------------
-------------------- ------- ---------- ---------- ---------- -----------
                              profit      loss      profit       loss
-------------------- ------- ---------- ---------- ---------- -----------
-------------------- ------- ---------- ---------- ---------- -----------
1                      2         3          4          5           6
-------------------- ------- ---------- ---------- ---------- -----------
-------------------- ------- ---------- ---------- ---------- -----------
Fines, penalties,     210      2,920       352      14,362      11,020
and charges
acknowledged by
payer or payable
pursuant to the
decision of a
court (arbitral
tribunal)
-------------------- ------- ---------- ---------- ---------- -----------
-------------------- ------- ---------- ---------- ---------- -----------
Accumulated income    220     282,959    527,757    20,655     2,252,042
(loss)
-------------------- ------- ---------- ---------- ---------- -----------
-------------------- ------- ---------- ---------- ---------- -----------
Compensation for
losses caused by
nonperformance or     230      2,629       188       2,911       884
undue performance
of obligations
-------------------- ------- ---------- ---------- ---------- -----------
-------------------- ------- ---------- ---------- ---------- -----------
Exchange-rate
differences in
foreign-exchange      240     38,502        -          -       4447,996
operations
-------------------- ------- ---------- ---------- ---------- -----------
-------------------- ------- ---------- ---------- ---------- -----------
Reduction of cost
price of
manufacturing
inventory by the      250        X          X          X            X
end of the
reporting period
-------------------- ------- ---------- ---------- ---------- -----------
-------------------- ------- ---------- ---------- ---------- -----------
Write-off of          260       250      25,386       399       11,145
receivables and
payables upon
expiration of
limitation period
-------------------- ------- ---------- ---------- ---------- -----------


Chief Executive Officer  _____________ Yerokhin D.E.
                          (signature)     (name)
Chief Accountant   _______________ Lutsky A.A.
                      (signature)    (name)

ANNEX  2

               Information on the Bank Accounts of OJSC Rostelecom
--------------- ---------- --------------- ---------- -------------------------
     Bank          BIC      Location of     Type of         Account number
                             the bank       account
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
CJSC ING Bank 044525222     31 Krasnaya    settlement  40702-840-2-000010-02132
  (Eurasia)                 Presnya St.,
                           Moscow, 123022
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
CJSC ING Bank    044525222  31 Krasnaya     transit    40702-840-2-000010-02132
  (Eurasia)                 Presnya St.,
                           Moscow, 123022
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            31 Krasnaya
  CJSC Bank      044525222  Presnya St.,    special    40702-840-0-000810-02132
  (Eurasia)                Moscow 123022    transit
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
JSC branch of
 Savings Bank                 73 Dusi
    of RF                    Kovalchuk
 No.139/0279     045004641      St.,       accumulat   40702-810-0-440901-00360
   city of                  Novosibirsk,   ion
 Novosibirsk                   630001
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                                 10
  JSCB CJSC      044583119  Smirnovskaya   settlement  40702-810-0-000000-19803
Promsvyazbank               St., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                                 10
  JSCB CJSC      044583119  Smirnovskaya   settlement  40702-810-4-000000-19801
Promsvyazbank               St., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                                 10
  JSCB CJSC      044583119  Smirnovskaya   settlement  40702-810-7-000000-19802
Promsvyazbank               St., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                                 10
  JSCB CJSC      044583119  Smirnovskaya    transit    40702-840-1-000010-00082
Promsvyazbank               St., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                                 10
  JSCB CJSC      044583119  Smirnovskaya   settlement  40702-840-8-000000-00082
Promsvyazbank               St., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                                 10
  JSCB CJSC      044583119  Smirnovskaya   settlement  40702-840-4-000020-00082
Promsvyazbank               St., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                                 10
  JSCB CJSC      044583119  Smirnovskaya   settlement  40702-978-3-000000-19801
Promsvyazbank               St., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                                 10
  JSCB CJSC      044583119  Smirnovskaya    transit    40702-978-6-000010-19801
Promsvyazbank               St., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                                 10
  JSCB CJSC      044583119  Smirnovskaya   special     40702-978-9-000020-19801
Promsvyazbank               St., Moscow     transit
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                                 10
  JSCB CJSC      044583119  Smirnovskaya   special     40702-051-4-000920-19801
Promsvyazbank               St., Moscow     transit
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                                 10
  JSCB CJSC      044583119  Smirnovskaya    transit    40702-051-1-000910-19801
Promsvyazbank               St., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                                 10
  JSCB CJSC      044583119  Smirnovskaya   settlement  40702-051-8-000800-19801
Promsvyazbank               St., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Arkhangelsk
  branch of                     137
 Savings Bank                Lomonosova
  of RF No.      047888670      Pr.,        expense    40702-810-5-040101-00855
   8637 of                  Arkhangelsk,
Northern Bank                  163061
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Arkhangelsk
  branch of                     137
 Savings Bank                Lomonosova
of RF No.8637    047888670      Pr.,        income     40502-810-7-040101-00017
 of Northern                Arkhangelsk,
     Bank                      163061
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   Bataisk
  branch of
 Savings Bank               77 Rabochaya
of RF No.1554    046015602 St., Bataisk,    expense    40702-810-6-522801-00330
      of                       346880
South-Western
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  Bashkiria
  branch of
 Savings Bank                5 R. Zorge
  of RF No.      046577674   St., Ufa,      expense    40702-810-0-060200-01646
8598 of Urals                  450059
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  Bashkiria
  branch of
 Savings Bank                5 R. Zorge
  of RF No.      046577674   St., Ufa,      expense    40702-810-3-060200-00787
8598 of Urals                  450059
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   Belgorod
  branch of
 Savings Bank                52 Lenina
of RF No.8592    042007681      Pr.,        income     40702-810-2-070001-00891
      of                     Belgorod,
Central-Black                  308000
Soil Zone Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  Belogorsk
  branch of
 Savings Bank              57 Lenin St.,
  of RF No.      040813608   Belogorsk,     expense    40702-810-3-030301-00179
 4133 of Far                   676850
 Eastern Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   Buryatia
  branch of
 Savings Bank              3a Tereshkova
  of RF No.      042520607   St., Ulan     settlement  40702-810-2-091601-04609
   8601 of                  Ude, 670031
 Baikal Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Vernadskoye
  branch of                29/16 Sivtsev
 Savings Bank    044525225 Vrazhek Per.,   settlement  40702-810-3-381001-00511
  of RF No.                Moscow, 117997
  7970/1695
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Vernadskoye
  branch of                29/16 Sivtsev
 Savings Bank    044525225 Vrazhek Per.,   settlement  40702-810-2-381004-01598
  of RF No.                Moscow, 117997
  7970/1696
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Vernadskoye
  branch of                29/16 Sivtsev
 Savings Bank    044525225 Vrazhek Per.,   settlement  40702-810-4-381001-00770
  of RF No.                Moscow, 117997
  7970/1697
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  Vologograd
  branch of                      40
 Savings Bank              Kommunistiches   expense
  of RF No.      043601607  kaya St.,                  40702-810-5-110201-02232
8621 of Volga               Volgograd ,
  Area Bank                    400005
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   Vologda
  branch of                      33
 Savings Bank              Predtechenskaya
  of RF No.      047888670 St., Vologda,    expense    40702-810-7-120001-01019
   8638 of                     160035
Northern Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   Vologda
  branch of                      33
 Savings Bank              Predtechenskaya
  of RF No.      047888670 St., Vologda,    income     40702-810-2-120001-00578
   8638 of                     160035
Northern Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  Municipal
  branch of
 Savings Bank               73-a Popova
  of RF No.      040173604 St., Barnaul,   settlement  40702-810-6-021400-02755
8203 of Altai                  656060
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Far Eastern                4 Brestskaya
     Bank                       St.,
  additional     040813608  Khabarovsk,     income     40702-810-0-700001-00631
office No. 064                 680011
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Far Eastern                4 Brestskaya
     Bank                       St.,
  additional     040813608  Khabarovsk,     expense    40702-810-1-700001-02908
office No. 065                 680011
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Far Eastern                4 Brestskaya
     Bank                       St.,
  additional     040813608  Khabarovsk,     expense    40702-810-1-700001-03619
office No. 065                 680011
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Yemelyanovo
  branch of                     2-a
 Savings Bank              Kooperativnaya
  of RF No.      040407627      St.,       settlement  40702-810-9-311204-00160
   6190 of                  Yemelyanovo,
   Eastern                     663020
Siberian Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                             12 Baskov
     CJSC                    Per., St.
North-Western    044030822  Petersberg,                40702-810-4-000000-01344
 Telecombank                   191014
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  CJSC JSCB      044525202  8-10 Gasheka   settlement  40702-840-5-007009-36007
   Citibank                 St., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  CJSC JSCB      044525202  8-10 Gasheka    transit    40702-840-5-007009-36023
   Citibank                 St., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  CJSC JSCB      044525202  8-10 Gasheka   special     40702-840-0-007009-36031
   Citibank                 St., Moscow     transit
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  CJSC JSCB      044525202  8-10 Gasheka   settlement  40702-810-7-007009-36015
   Citibank                 St., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   Irkutsk
  branch of                23ADekabrskikh
 Savings Bank               Sobytij St.,
  of RF No.      042520607    Irkutsk,     settlement  40702-810-7-183501-02369
   8586 of                     664007
 Baikal Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Kaliningrad
  branch of
 Savings Bank               24 Moskovsky
  of RF No.      044030653      Pr.,        expense    40702-810-7-200101-01270
   8626 of                  Kaliningrad,
North-Western                  236006
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Kaliningrad
  branch of
 Savings Bank               24 Moskovsky
  of RF No.      044030653      Pr.,        income     40702-810-0-200101-00489
   8626 of                  Kaliningrad,
North-Western                  236006
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  Kamchatka
  branch of                      2
 Savings Bank              Lukashevskogo    expense
  of RF No.      044442607      St.,                  40702-810-5-361700-00682
   8556 of                 Petropavlovsk-
North-Eastern                Kamchatsky,
     Bank                      683024
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   Karelia
  branch of
 Savings Bank              2 Antikainena
  of RF No.      044030653      St.,        expense    40702-810-0-250001-02679
   8628 of                 Petrozavodsk,
North-Western                  185035
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   Karelia
  branch of
 Savings Bank              2 Antikainena
  of RF No.      044030653      St.,        income     40702-810-3-250001-01561
   8628 of                 Petrozavodsk,
North-Western                  185035
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  CB Russian
  Industrial     044552202  11 Petrovsky   Settlement  40702-810-8-000000-01375
   Bank LLC                Blvd., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  CB Russian
  Industrial     044552202  11 Petrovsky   settlement  40702-810-6-000000-01672
   Bank LLC                Blvd., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  CB Russian
  Industrial     044552202  11 Petrovsky    transit    40702-840-2-000000-11375
     Bank                  Blvd., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  CB Russian
  Industrial     044552202  11 Petrovsky   settlement  40702-840-1-000000-01375
   Bank LLC                Blvd., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  CB Russian
  Industrial     044552202  11 Petrovsky   special     40702-840-3-000000-21375
   Bank LLC                Blvd., Moscow    transit
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  CB Russian
  Industrial     044552202  11 Petrovsky   settlement  40702-978-7-000000-01375
   Bank LLC                Blvd., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  CB Russian
  Industrial     044552202  11 Petrovsky    transit    40702-978-8-000000-11375
   Bank LLC                Blvd., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  CB Russian
  Industrial     044552202  11 Petrovsky   special     40702-978-9-000000-21375
   Bank LLC                Blvd., Moscow    transit
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  CB Russian
  Industrial     044552202  11 Petrovsky    current    40702-810-2-000000-01386
   Bank LLC                Blvd., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  CB Russian
  Industrial     044552202  11 Petrovsky    Income     40702-810-5-000000-01383
     Bank                  Blvd., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  CB Russian
  Industrial     044552202  11 Petrovsky   settlement  40702-810-5-000000-01387
   Bank LLC                Blvd., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  CB Russian
  Industrial     044552202  11 Petrovsky    income     40702-810-0-000000-01379
   Bank LLC                Blvd., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  CB Russian
  Industrial     044552202  11 Petrovsky    expense    40702-810-9-000000-01385
   Bank LLC                Blvd., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  CB Russian
  Industrial     044552202  11 Petrovsky    income     40702-810-1-000000-01376
   Bank LLC                Blvd., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  CB Russian
  Industrial     044552202  11 Petrovsky    income     40702-810-4-000000-01377
   Bank LLC                Blvd., Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   Kemerovo
  branch of                53 Oktyabrsky
 Savings Bank                   Pr.,
  of RF No.      045004641   Kemerovo,     settlement  40702-810-5-260201-01527
   8615 Of                     650066
Siberian Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   Kirovsk
  branch of                12 Shevchenko
 Savings Bank                   St.,
  of RF No.      046577674 Yekaterinburg,   expense    40702-810-2-161601-01821
7003 of Urals                  620219
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   Kirovsk
  branch of
 Savings Bank                    25
    of RFB       042202603  Derendiayeva    expense    40702-810-2-270201-01211
  No.8612 of                St., Kirov,
 Volga-Vyatka                  610000
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  Klinskoye
  branch of                6 Bankovskaya
 Savings Bank                   St.,
  of RF No.      044552323 Solnechnogorsk,  expense    40702-810-2-401901-01772
   2563 of                     Moscow
    Middle                 Region, 141500
 Russian Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Komi branch
  of Savings                 5 Kutuzova
  Bank of RF                    St.,
  No.8617 of     045773603   Syktyvkar,     expense    40702-810-4-280001-00636
Western Urals              Rep. of Komi,
     Bank                      167983
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Komi branch
  of Savings                 5 Kutuzova
  Bank of RF                    St.,
  No.8617 of     045773603   Syktyvkar,     income     40702-810-5-280001-00905
Western Urals              Rep. of Komi,
     Bank                      167983
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
Kochenevo SNN                    18
Siberian Bank               Oktyabrskaya
No. 2295 of 045004641 St., settlement 40702-810-3-443201-00086 Kochenevo, 632640
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  Krasnodar
  branch of
 Savings Bank              21 Atarbekova
  of RF No.      046015602      St.,        expense    40702-810-3-301101-01093
 8619/0135 of                Krasnodar,
South-Western                  350062
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  Kirovskoye
  branch of
 Savings Bank              25 Dereniayev
  of RF No.      042202603  St., Kirov,     income     40702-810-5-270201-01254
   8612 of                     610000
 Volga-Vyatka
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Kursk branch
  of Savings
  Bank of RF                 67 Lenina
 No. 8596 of 042007681 St., Kursk, expense 40702-810-6-330201-01765
Central-Black 305004 Soil Zone Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Kursk branch
  of Savings
  Bank of RF                 67 Lenina
 No. 8596 of 042007681 St., Kursk, income 40702-810-6-330201-01134 Central-Black
 305004
Soil Zone Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  Leninskoye                   31"a"
  branch of                  Malysheva
 Savings Bank    046577674      St.,       settlement  40702-810-3-160901-01396
 of RF No. 11              Yekaterinburg,
of Urals Bank                  620014
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  Leninskoye                   31"a"
  branch of                  Malysheva
 Savings Bank    046577674      St.,        income     40702-810-4-160901-00310
 of RF No. 11              Yekaterinburg,
of Urals Bank                  620014
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   Murmansk
  branch of
 Savings Bank                37 Lenina
  of RF No.      044030653      Pr.,        expense    40702-810-7-410200-02745
   8627 of                   Murmansk,
North-Western                  183038
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   Murmansk
  branch of
 Savings Bank                37 Lenina
  of RF No.      044030653      Pr.,        income     40702-810-0-410200-01844
   8627 of                   Murmansk,
North-Western                  183038
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Naro-Fominsk
  branch of                     18-a
 Savings Bank                M.Zhukova
  of RF No.      044552323      St.,        income     40702-810-4-402701-00309
   2572 of                 Naro-Fominsk,
    Middle                     143300
 Russian Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Naro-Fominsk
  branch of                     18-a
 Savings Bank                M.Zhukova
  of RF No.      044552323      St.,       settlement  40702-810-9-402701-00168
   2572 of                 Naro-Fominsk,
    Middle                     143300
 Russian Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Naro-Fominsk
  branch of
 Savings Bank                   18-a
  of RF No.      044552323   M.Zhukova     settlement  40702-810-8-402701-00417
   2572 of                      St.,
    Middle                  Naro-Fominsk
 Russian Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   Novgorod
  branch of                  44/20 Mira
 Savings Bank               Pr., Veliky
  of RF No.      044030653   Novgorod,      expense    40702-810-3-430201-10672
   8629 of                  173025, tel.
North-Western               (816)5-52-40
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   Noginsk
  branch of                   113 3rd
 Savings Bank              Internatsionala
  of RF No.      044552323 St., Noginsk,    expense    40702-810-2-402801-00573
   2557 of                     Moscow
    Middle                 Region, 142400
 Russian Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            16 Kuznetsky
     OJSC        044525187   Most St.,      transit    40702-840-4-000000-03048
Vneshtorgbank                  Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            16 Kuznetsky
     OJSC        044525187   Most St.,     settlement  40702-810-9-000000-04768
Vneshtorgbank                  Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            16 Kuznetsky
     OJSC        044525187   Most St.,     special     40702-392-8-000300-00059
Vneshtorgbank                  Moscow       transit
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            16 Kuznetsky
     OJSC        044525187   Most St.,     special     40702-392-8-000300-00060
Vneshtorgbank                  Moscow       transit
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            16 Kuznetsky
     OJSC        044525187   Most St.,     settlement  40702-840-2-000000-02126
Vneshtorgbank                  Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            16 Kuznetsky
     OJSC        044525187   Most St.,     special     40702-392-5-000300-00058
Vneshtorgbank                  Moscow       transit
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            16 Kuznetsky
     OJSC        044525187   Most St.,      transit    40702-392-8-000300-00059
Vneshtorgbank                  Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            16 Kuznetsky
     OJSC        044525187   Most St.,     special     40702-840-0-000000-08867
Vneshtorgbank                  Moscow       transit
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            16 Kuznetsky
     OJSC        044525187   Most St.,     special     42101-840-8-000000-00004
Vneshtorgbank                  Moscow       transit
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            16 Kuznetsky
     OJSC        044525187   Most St.,     special     42101-840-4-000000-00006
Vneshtorgbank                  Moscow       transit
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            16 Kuznetsky
     OJSC        044525187   Most St.,     special     42101-840-7-000000-00007
Vneshtorgbank                  Moscow       transit
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            16 Kuznetsky
     OJSC        044525187   Most St.,      transit    42102-978-1-000300-00490
Vneshtorgbank                  Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            16 Kuznetsky
     OJSC        044525187   Most St.,      transit    42102-978-6-000300-00589
Vneshtorgbank                  Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            16 Kuznetsky
     OJSC        044525187   Most St.,      transit    42102-978-8-000300-00473
Vneshtorgbank                  Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            16 Kuznetsky
     OJSC        044525187   Most St.,      transit    40702-826-3-000000-01643
Vneshtorgbank                  Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            16 Kuznetsky
     OJSC        044525187   Most St.,      transit    40702-208-1-000000-00077
Vneshtorgbank                  Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            16 Kuznetsky
     OJSC        044525187   Most St.,      transit    40702-756-8-000000-00722
Vneshtorgbank                  Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            16 Kuznetsky
     OJSC        044525187   Most St.,     special     42102-978-7-000300-00696
Vneshtorgbank                  Moscow       transit
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            16 Kuznetsky
     OJSC        044525187   Most St.,       loan      45208-392-6-555500-00005
Vneshtorgbank                  Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            16 Kuznetsky
     OJSC        044525187   Most St.,       loan      45208-392-3-555500-00004
Vneshtorgbank                  Moscow
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            7 Tverskaya
   JSC JSCB      044525848  St., Moscow,    transit    40702-840-2-000020-00610
  Svyaz-Bank                   125375
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            7 Tverskaya
   JSC JSCB      044525848  St., Moscow,   special     40702-840-5-000030-00610
  Svyaz-Bank                   125375       transit
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            7 Tverskaya
   JSC JSCB      044525848  St., Moscow,   settlement  40702-840-9-000010-00610
 Svyaz-Bank "                  125375
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            7 Tverskaya
   JSC JSCB      044525848  St., Moscow,   special     40702-810-3-000000-00610
  Svyaz-Bank                   125375       transit
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  Odintsovo
  branch of                      25
 Savings Bank              Molodyozhnaya
  of RF No.      044552323      St.,        expense    40702-810-4-402901-00651
   8158 of                   Odintsovo,
    Middle                     143000
 Russian Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Omsk branch
  of Savings
  Bank of RF                4/1 Marshala
 No. 8634 of 045004641 Zhukova St., settlement 40702-810-5-450001-02599 Western
Siberian Bank               Omsk, 644024
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            9 Dmitrovsky
OOO HSBC Bank    044525351 Per., Moscow,   settlement  40702-810-7-000011-00004
     (RR)                      103031
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            9 Dmitrovsky
OOO HSBC Bank    044525351 Per., Moscow,   settlement  40702-840-1-000010-00004
     (RR)                      103031
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            9 Dmitrovsky
OOO HSBC Bank    044525351 Per., Moscow,    transit    40702-840-4-000020-00004
     (RR)                      103031
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            9 Dmitrovsky
OOO HSBC Bank    044525351 Per., Moscow,   special     40702-840-5-000032-00004
     (RR)                      103031       transit
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                                 35
   OPERU of                 Oktyabrskaya
 Volga-Vyatka    042202603      St.,        expense    40702-810-2-420200-00502
     Bank                    Novgorod,
                               603005
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                                 35
   OPERU of                 Oktyabrskaya
 Volga-Vyatka    042202603      St.,        income     40702-810-3-420200-00512
     Bank                    Novgorod,
                               603005
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   OPERU of                 61 Rizhskaya
   Western       047102651  St., Tyumen,    income     40702-810-1-670201-00805
Siberian Bank                  625000
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   OPERU of                 19 Vavilova
 Savings Bank    044525225  St., Moscow,   settlement  40702-810-0-000201-06512
    of RF                      117997
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            8 Oktyabrya
   OPERU of                     Pr.,
Northern Bank    047888670   Yaroslavl,     expense    40702-810-0-770201-02130
                               150028
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                            8 Oktyabrya
   OPERU of                     Pr.,
Northern Bank    047888670   Yaroslavl,     income     40702-810-3-770201-01190
                               150028
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   OPERU of                11\11 Pushkin
North-Eastern    044442607 St., Magadan,    expense    40702-810-8-360001-01136
     Bank                      685000
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   OPERU of                11\11 Pushkin
North-Eastern    044442607 St., Magadan,    income     40702-810-2-360001-00627
     Bank                      685000
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                                 5
   OPERU of                Furshtatskaya
North-Western    044030653    St., St.      expense    40702-810-3-550201-55598
     Bank                   Petersburg,
                               191028
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                                 5
   OPERU of                Furshtatskaya
North-Western    044030653    St., St.      income     40702-810-4-550201-37429
     Bank                   Petersburg,
                               191028
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                                 5
   OPERU of                Furshtatskaya
North-Western    044030653    St., St.      expense    40702-810-9-550201-55587
     Bank                   Petersburg,
                               191028
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                              73 Dusi
                             Kovalchuk
   OPERU of      045004641      St.,       settlement  40702-810-2-440901-00322
Siberian Bank               Novosibirsk,
                               630001
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   OPERU of                  19 Vavilov
    Middle       044552323  St., Moscow,    income     40702-810-0-400201-00580
 Russian Bank                  117312
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                               28 9th
   OPERU of                Yanvarya St.,
Central-Black    042007681   Voronezh,      income     40702-810-9-130201-00865
Soil Zone Bank                 394000
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                                106
   OPERU of                 Pushkinskaya
South-Western    046015602      St.,        expense    40702-810-4-520001-03144
     Bank                  Rostov-on-Don,
                               344007
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                                106
   OPERU of                 Pushkinskaya
South-Western    046015602      St.,       business    40702-810-3-520004-00031
     Bank                  Rostov-on-Don,
                               344007
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
                                106
   OPERU of                 Pushkinskaya
South-Western    046015602      St.,        income     40702-810-6-520001-01690
     Bank                  Rostov-on-Don,
                               344007
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
Orekhovo-Zuyevsk
  branch of                 19/a Gertsen
 Savings Bank                  Per.,
  of RF No.     o044525225   Pavlovsky     settlement  40702-810-5-403101-24336
 1556/063 of               Posad, Moscow
    Middle                 Region, 142500
 Russian Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Penzenskoye
  branch of
 Savings Bank                81 Suvorov
  of RF No.      043601607  St., Penza,     expense    40702-810-7-480001-12300
8624 of Volga                  440600
  Area Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Penzenskoye
  branch of
 Savings Bank                81 Suvorov
  of RF No.      043601607  St., Penza,     income     40702-810-4-480001-11229
8624 of Volga                  440600
  Area Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  Podolskoye
  branch of
 Savings Bank                71 Chekhov
  of RF No.      044552323 St., Chekhov,    expense    40702-810-0-403301-92301
 2573/138 of                   Moscow
    Middle                 Region, 142300
 Russian Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
Promyshlennoye
  branch of                     130
 Savings Bank              Novo-Vokzalnaya
  of RF No.      043601607  St., Samara,    expense    40702-810-9-541201-02159
8231 of Volga                  443111
  Area Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
Pyatigorskoye
  branch of
 Savings Bank              57 Kirov St.,
 of RF No.30     040707644  Pyatigorsk,     expense    40702-810-2-600901-00828
   of North                    357519
Caucasian Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  Ramenskoye
  branch of                      39
 Savings Bank               Mikhalevich
  of RF No.      044552323      St.,        expense    40702-810-0-403501-03516
 2580/086 of                Ramenskoye,
    Middle                     140170
 Russian Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  Samarskoye
  branch of
 Savings Bank               93 Kuibyshev
 of RF No. 28    043601607  St., Samara,    expense    40702-810-2-541101-03732
of Volga Area                  443099
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  Samarskoye
  branch of
 Savings Bank               93 Kuibyshev
 of RF No. 28    043601607  St., Samara,    expense    40702-810-8-541101-00944
of Volga Area                  443099
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Saratovskoye
  branch of
 Savings Bank               1/7 Vavilov
  of RF No.      043601607 St., Saratov,    expense    40702-810-5-560201-01331
8622 of Volga                  410600
  Area Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Saratovskoye
  branch of
 Savings Bank               1/7 Vavilov
  of RF No.      043601607 St., Saratov,    expense    40702-810-6-560201-00452
8622 of Volga                  410600
  Area Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
North-Ossetian
  branch of                 68 Kotsoyev
 Savings Bank                   St.,
  of RF No.      040707644  Vladikavkaz,    expense    40702-810-7-603401-01019
8632 of North                  362003
Caucasian Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Smolenskoye
  branch of                               a
 Savings Bank                   8\5
  of RF No.      044552323 Kommunistichesk  expense    40702-810-5-590201-00548
   8609 of                 St., Smolensk   ya
    Middle
 Russian Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Smolenskoye
  branch of                               a
 Savings Bank                   8\5
  of RF No.      044552323 Kommunistichesk  income     40702-810-4-590201-00363
   8609 of                 St., Smolensk   ya
    Middle
 Russian Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  Sovetskoye
  branch of                     12-A
 Savings Bank                Sovetskaya
  of RF No.      047102651      St.,        expense    40702-810-2-674901-01020
 7892/019 of                 Sovetsky,
   Western                     628240
Siberian Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
Surgut branch
  of Savings
  Bank of RF               5 Dzerzhinsky
 No. 5940 of 047102651 St., Surgut, expense 40702-810-7-671701-01073 Western
   628416
Siberian Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Tynda branch
  of Savings
  Bank of RF                 1 Krasnaya
 No. 3707 of 040813608 Presnya St., expense 40702-810-4-030200-00150 Far Eastern
 Tynda, 679282
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Tyumen city
  branch of
 Savings Bank                   46-A
  of RF No.      047102651   Permyakov      expense    40702-810-4-671001-02135
   29/89 of                 St., Tyumen,
   Western                     625016
Siberian Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   Udmurtia
  branch of
 Savings Bank               139 Svobody
  of RF No.      045773603 St., Izhevsk,    income     40702-810-7-680201-00966
   8618 of                     426001
Western Urals
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   Udmurtia
  branch of
 Savings Bank                   281
  of RF No.      045773603  Pushkinskaya    expense    40702-810-7-681701-02610
 8618/139 of               St., Izhevsk,
Western Urals                  426001
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  Ulyanovsk
  branch of
 Savings Bank
  of RF No.      043601607   15 Engels      expense    40702-810-3-691601-03902
  8588/01 of               St., Ulyanovsk
  Volga Area
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  Ulyanovsk
  branch of
 Savings Bank
  of RF No.      043601607   15 Engels      expense    40702-810-6-691601-03615
  8588/01 of               St., Ulyanovsk
  Volga Area
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
  Ussuriisk
  branch of
 Savings Bank              56 Lenin St.,
  of RF No.      040813608   Ussuriisk,     expense    40702-810-5-500901-00594
 4140 of Rar                   692512
   Eastern
  Subsidiary
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   Ust Kut
  branch of
 Savings Bank                21a Kirov
  of RF No.      042520607 St., Ust Kut,   settlement  40702-810-0-182101-00266
   2425 of                     666780
 Baikal Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   Central
  branch of                 57/8 Alleya
 Savings Bank                  Truda,       expense
  of RF No.      040813608  Komsomolsk-                40702-810-3-700501-00832
 4205 of Far                   on- Amur
Eastern Bank                  681017
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
Central-Black
  Soil Area                      14
     Bank                  Plekhanovskaya
  Additional     042007681      St.,        expense    40702-810-3-134001-05857
  Office No.                 Voronezh,
  9013/0161                    394000
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Chelyabinsk
  branch of
 Savings Bank              38 Lenin St.,
  of RF No.      046577674  Chelyabinsk,    expense    40702-810-1-720201-01655
8597 of Urals                  454091
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
 Chelyabinsk
  branch of
 Savings Bank              39 Lenin St.,
  of RF No.      046577674  Chelyabinsk,    income     40702-810-9-720201-01075
8597 of Urals                  454091
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
Chita SBB No.
 8600/032 of     042520607 28 Serov St.,   settlement  40702-810-4-740001-50164
 Baikal Bank               Chita, 672000
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
Yuzhno-Sakhalins
  branch of
 Savings Bank              18 Zavodskaya
  of RF No.     k040813608      St.,        expense    40702-810-6-503401-18273
 8567/072 of                 Uglegorsk,
 Far Eastern                   694920
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   Yakutsk
  branch of
 Savings Bank                    23
  of RF No.      044442607  Oktyabrskaya    expense    40503-810-2-760200-00012
   8603 of                 St., Yakutsk,
North-Eastern                  677000
     Bank
--------------- ---------- --------------- ---------- -------------------------
--------------- ---------- --------------- ---------- -------------------------
   Yakutsk       044442607                  income     40702-810-7-760200-00601
  branch of
 Savings Bank
  of RF No.                       23
   8603 of                  Oktyabrskaya
North-Eastern              St., Yakutsk,
     Bank                      677000
--------------- ---------- --------------- ---------- -------------------------

ANNEX  3

     Commercial Entities in Which OJSC Rostelecom Holds at Least 5% of their Charter Capital or at Least 5% of their Ordinary Shares

Abbreviated name: CJSC Vestelcom
Full name: Closed Joint Stock Company Vestelcom
Location: 26 Sushchevsky Val St., Moscow, 127018, Russian Federation
The issuer's stake in the legal entity's charter capital: 100.00%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name                                                        Year of birth
Avakyan, Armen Grantovich                                        1974
Members of the Board of Directors:
Full name                                                        Year of birth
Androsik, Vladimir Ivanovich - Chairman of the Board             1975
Khasianova, Gulnara Shamilyevna                                  1970
Yakovlev, Vadim Mikhailovich                                     n/a
Avakyan, Armen Grantovich                                        1974
Members of the Management Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: CJSC MTs NTT
Full name: Closed Joint Stock Company Moscow Center of Science and Technology
Location: 46 Arbat St., Moscow, 121002, Russian Federation
The issuer's stake in the legal entity's charter capital: 100.00%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name                                                        Year of birth
Sekerin, Yevgeny Yuryevich                                       1974
Members of the Board of Directors:
Full name                                                        Year of birth
Yerokhin, Dmitry Yevgenyevich - Chairman of the Board            1950
Alekseyev, Anton Alekseyevich                                    n/a
Androsik, Vladimir Ivanovich                                     1975
Khasianova, Gulnara Shamilyevna                                  1970
Sekerin, Yevgeny Yuryevich                                       1974
Members of the Management Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: LLC Malakhit Rest House
Full name: Limited Liability Company Malakhit Rest House
Location: 15 Scherbak St., Yalta, 334200, Autonomous Republic of Crimea, Ukraine The issuer's stake in the legal entity's charter capital: 99.93%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Members of the Board of Directors: Full name Year of birth The Board of Directors has not been formed Members of the Management
Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: LLC Informtek
Full name: Limited Liability Company Informtek
Location: 7 Sokhan St., Yalta, 334200, Autonomous Republic of Crimea, Ukraine The issuer's stake in the legal entity's charter capital: 99.90%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Konontsev, Yuly Pavlovich no information Members of the Board of Directors: Full name Year of birth The Board of Directors has not been formed Members of the Management Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: CJSC RTC-Center
Full name: Closed Joint Stock Company RTC-Center
Location: 15a Kalanchevskaya St., Moscow, 107078, Russian Federation
The issuer's stake in the legal entity's charter capital: 99.00%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
This is a dormant company; measures are being taken to discontinue the Company's participation in it.
Sole executive body: ......

Full name Year of birth Polyakov, Igor Konstantinovich no information Members of the Board of Directors:
Full name                                                        Year of birth
Skokov, Kirill Vladimirovich - Chairman of the Board             no information
Polyakov, Igor Konstantinovich                                   no information
Shemetova, Nina Petrovna                                         no information
Alpetyan, Pavel Ivanovich                                        no information
Members of the Management Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: CJSC Rospak
Full name: Closed Joint Stock Company Distributed Public Packet-Switched Data Network
Location: 2a Bryusov Per., Moscow, 103009, Russian Federation
The issuer's stake in the legal entity's charter capital: 90.80%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
This is a dormant Company; measures are being taken to discontinue the Company's participation in it.
Sole executive body: ......

Full name                                                        Year of birth
Izotov, Vadim Yuryevich                                          1968
Members of the Board of Directors:
Full name Year of birth Alpetyan, Pavel Ivanovich - Chairman of the Board no information Smirnov, Oleg Leonidovich no information Grishkevich, Viktor Anatolyevich no information Members of the Management Board: Full name Year of birth The Management Board has not been formed


Abbreviated name: CJSC RTC-Siberia
Full name: Closed Joint Stock Company RTC-Siberia
Location: 246 K. Marks St., Krasnoyarsk, 660100, Russian Federation
The issuer's stake in the legal entity's charter capital: 90.00%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name                                                        Year of birth
Romanovsky, Vladimir Mikhailovich                                n/a
Members of the Board of Directors:
Full name                                                        Year of birth
Tishchenko, Mikhail Petrovich - Chairman of the Board            n/a
Mikhalevsky, Pyotr Valeryevich                                   1975
Kuvandykov, Albert Irikovich                                     n/a
Mironov, Vladimir Konstantinovich                                1956
Krivoshein, Nikolai Grigoryevich                                 n/a
Polyanskaya, Lyudmila Vasilyevna                                 n/a
Romanovsky, Vladimir Mikhailovich                                n/a
Members of the Management Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: CJSC Telecomcity
Full name: Closed Joint Stock Company Telecomcity
Location: 5 Delegatskaya St., Moscow, 127091, Russian Federation
The issuer's stake in the legal entity's charter capital: 80.00%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Members of the Board of Directors: Full name Year of birth The Board of Directors has not been formed Members of the Management
Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: LLC Russian Acceptance Bank
Full name: Limited Liability Company Russian Acceptance Bank
Location: 15a Kalanchevskaya St., Moscow, 107078
The issuer's stake in the legal entity's charter capital: 77.59%
The Bank has undergone bankruptcy proceedings. The liquidation proceedings has been finished. The receiver is Ildar Ravilevich Zinatullin. The company will be considered liquidated, once the Bank of Russia makes the relevant entry in the register of credit organizations.


Abbreviated name: CJSC RTC-Internet
Full name: Closed Joint Stock Company RTC-Internet
Location: 5 Delegatskaya St., Moscow, 103091, Russian Federation
The issuer's stake in the legal entity's charter capital: 63.5%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued This is a dormant company; measures are being taken to discontinue the Company's participation in it.
Sole executive body: ......

Full name                                                        Year of birth
Members of the Board of Directors:
Full name                                                        Year of birth
Alpetyan, Pavel Ivanovich - Chairman of the Board                no information
Kocheshkov, Igor Vladimirovich                                   no information
Grishkevich, Viktor Anatolyevich                                 no information
Members of the Management Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: CJSC Engineering Center
Full name: Closed Joint Stock Company Engineering Center
Location: 16 Kazakov St., Moscow, 103064, Russian Federation
The issuer's stake in the legal entity's charter capital: 60.00%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Kokoshkin, Igor Valentinovich no information Members of the Board of Directors:
Full name Year of birth The Board of Directors has not been formed Members of the Management Board: Full name Year of birth The Management Board has not been formed


Abbreviated name: CJSC IC  ostars
Full name: Closed Joint Stock Company Insurance Company Costars
Location: 2 Pavel Korchagin St., Moscow, 129278, Russian Federation
The issuer's stake in the legal entity's charter capital: 60.00%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Polosukhin, Nikolai Aleksandrovich no information Members of the Board of Directors:
Full name                                                      Year of birth
Nazeikin, Anatoly Georgiyevich - Chairman of the Board         no information
Androsik, Vladimir Ivanovich                                   1975
Polosukhin, Nikolai Aleksandrovich                             no information
Yerokhin, Dmitry Yevgenyevich                                  1950
Samochadin, Gavriil Alekseyevich                               no information
Oleshek, Marina Dmitrievna                                     1961
Members of the Management Board:
Full name                                                      Year of birth
The Management Board has not been formed


Abbreviated name: CJSC Incom
Full name: Closed Joint Stock Company Incom
Location: 27/26, Bldg 3 Zubovsky Blvd., Moscow, 121021, Russian Federation
The issuer's stake in the legal entity's charter capital: 54.38%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name                                                        Year of birth
Sekerin, Yevgeny Yuryevich                                       1974
Members of the Board of Directors:
Full name Year of birth Avakyan, Armen Grantovich - Chairman of the Board 1974 Shedenkov, Oleg Stanislavovich 1975 Drynkin, Gennady Sergeyevich no information Members of the Management Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: CJSC Telebarents
Full name: Closed Joint Stock Company Telebarents
Location: 37 Parkovaya St., Petrozavodsk, 185014, Russian Federation
The issuer's stake in the legal entity's charter capital: 51.00%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
This is a dormant company; measures are being taken to discontinue the Company's participation in it.
Sole executive body: ......

Full name Year of birth Members of the Board of Directors: Full name Year of birth The Board of Directors has not been formed Members of the Management
Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: CJSC Globaltel
Full name: Closed Joint Stock Company Globalstar - Space Telecommunications
Location: 25, Bldg 2 Dubovaya Roscha St., Moscow, 147427, Russian Federation The issuer's stake in the legal entity's charter capital: 51.00%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Ostapchuk, Aleksei Vitalyevich no information Members of the Board of Directors:
Full name                                                        Year of birth
Members of the Management Board:
Full name                                                        Year of birth
Kuznetsov, Sergei Ivanovich - Chairman of the Board              1953
Androsik, Vladimir Ivanovich                                     1975
Yerokhin, Dmitry Yevgenyevich                                    1950
Ostapchuk, Aleksei Vitalyevich                                   no information
Kats, Avi                                                        no information
DeBlazio, Michael                                                no information
Navarra, Anthony                                                 no information
Members of the Management Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: CJSC Aquapark RT
Full name: Closed Joint Stock Company Aquapark RT
Location: 5 Delegatskaya St., Moscow, 103091, Russian Federation
The issuer's stake in the legal entity's charter capital: 50.00%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
This is a dormant company; measures are being taken to discontinue the Company's participation in it.
Sole executive body: ......

Full name Year of birth Members of the Board of Directors: Full name Year of birth The Board of Directors has not been formed Members of the Management
Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: OJSC Ms-tel
Full name: Open Joint Stock Company Ms-tel
Location: Marksistskaya St., Moscow, 109147, Russian Federation
The issuer's stake in the legal entity's charter capital: 50.00%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
This is a dormant company; measures are being taken to discontinue the Company's participation in it.
Sole executive body: ......

Full name Year of birth Members of the Board of Directors: Full name Year of birth The Board of Directors has not been formed Members of the Management
Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: CJSC Rostelecomport
Full name: Closed Joint Stock Company Rostelecomport
Location: 10 Angliiskaya Embankment, St. Petersburg, 190000, Russian Federation The issuer's stake in the legal entity's charter capital: 50.00%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
This is a dormant company; measures are being taken to discontinue the Company's participation in it.
Sole executive body: ......

Full name Year of birth Members of the Board of Directors: Full name Year of birth The Board of Directors has not been formed Members of the Management
Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: LLP Artel
Full name: Limited Liability Partnership Artel Business and Telecommunications
Location: 3 Zubovskaya Sq., Moscow, 119895, Russian Federation
The issuer's stake in the legal entity's charter capital: 47.50%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
This is a dormant company; measures are being taken to discontinue the Company's participation in it.
Sole executive body: ......

Full name Year of birth Members of the Board of Directors: Full name Year of birth The Board of Directors has not been formed Members of the Management
Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: CJSC Telecom-Center
Full name: Closed Joint Stock Company Telecom-Center
Location: 25 Dubovaya Roscha St., Moscow, 127427, Russian Federation
The issuer's stake in the legal entity's charter capital: 45.00%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Itkis, Gennady Yefimovich no information Members of the Board of Directors: Full name Year of birth Matrenin, Vasily Fyodorovich - Chairman of the Board no information Androsik, Vladimir Ivanovich 1975 Mikhalevsky, Pyotr Valeryevich 1975 Sokolov, Aleksei Yuryevich no information Itkis, Gennady Yefimovich no information Kushnikov, Aleksei Viktorovich no information Adzhalov, Vladimir Isfandeyarovich no information Members of the Management Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: CJSC Teleport TP
Full name: Closed Joint Stock Company Teleport TP
Location: All-Russia Exhibition Center, Prospect Mira, Moscow, 129223, Russian Federation
The issuer's stake in the legal entity's charter capital: 44.00%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Chermensky, Aleksei Vladislavovich no information Members of the Board of Directors:
Full name                                                     Year of birth
Chermensky, Aleksei Vladislavovich - Chairman of the Board    no information
Adzhalov, Vladimir Isfandeyarovich                            no information
Atamas, Sergei Grigoryevich                                   no information
Kuchura, Vitaly Nikolayevich                                  no information
Mustafidi, Konstantin Panayotovich                            no information
Members of the Management Board:
Full name                                                     Year of birth
The Management Board has not been formed


Abbreviated name: OJSC CC Business Network
Full name: Open Joint Stock Company Central Company Business Network
Location: 1, Bldg 2 Marshal Vasilevsky St., Moscow, 123098, Russian Federation The issuer's stake in the legal entity's charter capital: 43.50%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Members of the Board of Directors: Full name Year of birth The Board of Directors has not been formed Members of the Management
Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: OJSC MMTS No. 9
Full name: Open Joint Stock Company Moscow Long-Distance Telephone Exchange
No. 9
Location: 7 Butlerov St., 117485, Moscow, Russian Federation
The issuer's stake in the legal entity's charter capital: 36.86%
The issuer's stake in the legal entity's ordinary shares:
Sole executive body: ......

Full name                                                     Year of birth
Kukushkin, Yuri Timofeyevich                                  1956
Members of the Board of Directors:
Full name                                                     Year of birth
Yerokhin, Dmitry Yevgenyevich - Chairman of the Board         1950
Androsik, Vladimir Ivanovich                                  1975
Antonyuk, Boris Dmitriyevich                                  1949
Moiseyeva, Tamara Alekseyevna                                 1956
Gribov, Sergei Aleksandrovich                                 1957
Members of the Management Board:
Full name                                                     Year of birth
Kukushkin, Yuri Timofeyevich - Chairman of the Board          1956
Pasko, Svetlana Viktorovna                                    1969
Avakyan, Armen Grantovich                                     1974
Kuchits, Tatiana Yevgenyevna                                  1964
Churikova, Yelena Vladimirovna                                1954


Abbreviated name: JSCOT
Full name: Joint Stock Company of the Open Type Razbeg-Marafon
Location: 56 Trifonovskaya St., Moscow, 129116, Russian Federation
The issuer's stake in the legal entity's charter capital: 33.33%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
This is a dormant company; measures are being taken to discontinue the Company's participation in it.
Sole executive body: ......

Full name Year of birth Members of the Board of Directors: Full name Year of birth The Board of Directors has not been formed Members of the Management
Board:
Full name                                                      Year of birth
The Management Board has not been formed


Abbreviated name: OJSC RTComm.Ru
Full name: Open Joint Stock Company RTComm.Ru
Location: 8, Bldg 1 Olsufyevsky Per., Moscow, 121021, Russian Federation The issuer's stake in the legal entity's charter capital: 31.10%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Shlyapnikov, Andrei Alekseyevich no information Members of the Board of Directors: Full name Year of birth Yashin, Valery Nikolayevich - Chairman of the Board no information Adzhalov, Vladimir Isfandeyarovich no information Androsik, Vladimir Ivanovich 1975 Kuznetsov, Sergei Ivanovich 1953 Bilibin, Yuri Aleksandrovich 1971 Trufanov, Mikhail Grigoryevich 1960 Yurchenko, Yevgeny Valeryevich 1968 Members of the Management Board:
Full name                                                  Year of birth
The Management Board has not been formed


Abbreviated name: ALC Teleradiokompaniya Yalta
Full name: Additional Liability Company Teleradiokompaniya Yalta
Location: 7 Sokhan St., Yalta, 334200, Autonomous Republic of Crimea, Ukraine The issuer's stake in the legal entity's charter capital: 30.00%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Konontsev, Yuly Pavlovich no information Members of the Board of Directors: Full name Year of birth The Board of Directors has not been formed Members of the Management Board:
Full name                                              Year of birth
The Management Board has not been formed


Abbreviated name: OJSC RTC-Leasing
Full name: Open Joint Stock Company Rostelecom-Leasing
Location: 42, Bldg 2a, Schepkin St., Moscow, 129110, Russian Federation The issuer's stake in the legal entity's charter capital: 27.06%
The issuer's stake in the legal entity's ordinary shares:
Sole executive body: ......

Full name                                               Year of birth
Trufanov, Mikhail Grigoryevich                          1960
Members of the Board of Directors:
Full name                                               Year of birth
Kuznetsov, Sergei Ivanovich - Chairman of the Board     1953
Belov, Vadim Yevgenyevich                               1958
Bilibin, Yuri Aleksandrovich                            1971
Savelyev, Vitaly Gennadyevich                           1954
Trufanov, Mikhail Grigoryevich                          1960
Yurchenko, Yevgeny Valeryevich                          1968
Androsik, Vladimir Ivanovich                            1975
Members of the Management Board:
Full name                                               Year of birth
The Management Board has not been formed


Abbreviated name: CJSC InformCourierSvyaz
Full name: Closed Joint Stock Company InformCourierSvyaz
Location: 6, Chetverty Verkhny Mikhailovsky Proyezd, Moscow, 117419, Russian Federation
The issuer's stake in the legal entity's charter capital: 25.25%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Monina, Galina Yevgenyevna no information Members of the Board of Directors: Full name Year of birth Rombro, Vladimir Semyonovich - Chairman of the Board no information Zubarev, Yuri Borisovich no information Nevostruyeva, Antonina Fyodorovna no information Mikhalevsky, Pyotr Valeryevich 1975 Monina, Galina Yevgenyevna no information Ivanov, Igor Vyacheslavovich no information Nevostruyeva, Antonina Fyodorovna no information Gavrilin, Georgy Gennadyevich no information Sidorovich, Yelena Kimovna no information Members of the Management Board:
Full name                                               Year of birth
The Management Board has not been formed


Abbreviated name: CJSC Rustel
Full name: Closed Joint Stock Company Rustel
Location: 2 Pavel Korchagin St., Moscow, 129278, Russian Federation
The issuer's stake in the legal entity's charter capital: 25.00%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Miron, Stanislav Eduardovich no information Members of the Board of Directors: Full name Year of birth Kurakin, Boris Yevgenyevich - Chairman of the Board no information Androsik, Vladimir Ivanovich 1975 Freedman, Arnold Elliot no information Heekman, James Lesley no information Members of the Management Board:
Full name                                               Year of birth
The Management Board has not been formed


Abbreviated name: CJSC NTTs Comset
Full name: Closed Joint Stock Company Comset Research and Technology Center
Location: 7 Zelyony Prospect, Moscow, 111141, Russian Federation
The issuer's stake in the legal entity's charter capital: 22.18%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Solovyov, Sergei Prokofyevich no information Members of the Board of Directors: Full name Year of birth Amaryan, Ruben Andronikovich - Chairman of the Board no information Mikhalevsky, Pyotr Valeryevich 1975 Terekhov, Vladimir Vladimirovich 1958 Mavlyutov, Khamza Izmailovich no information Solovyov, Sergei Prokofyevich no information Fedoseyev, Aleksandr Petrovich no information Adzhemov, Aleksandr Sergeyevich no information Savlukov, Nikolai Viktorovich no information Dedoborhsch, Vasily Grigoryevich no information Members of the Management Board:
Full name                                                Year of birth
The Management Board has not been formed


Abbreviated name: OJSC MSS
Full name: Open Joint Stock Company Moscow Cellular Communications
Location: 18/20 Vorontsovskaya St., Moscow, 109044, Russian Federation The issuer's stake in the legal entity's charter capital: 23.50%
The issuer's stake in the legal entity's ordinary shares:
Sole executive body: ......

Full name Year of birth Ustyuzhanin, Viktor Ivanovich no information Members of the Board of Directors: Full name Year of birth Medvedkov, Sergei Yuryevich - Chairman of the Board no information Androsik, Vladimir Ivanovich 1975 Buinitsky, Mike no information Vasin, Vladislav Sergeyevich no information Kikvadze, Georgy Vakhtangovich no information Kolychev, Pavel Vladimirovich no information Crampton, Stanley no information Kurennoi, Oleg Aleksandrovich no information Leonchikov, Dmitry Mikhailovich no information Lutsky, Aleksandr Aleksandrovich 1972 Reshetko, Vyacheslav Ivanovich no information Filimonov, Andrei Aleksandrovich no information Ustyuzhanin, Viktor Ivanovich no information Members of the Management Board:
Full name                                                  Year of birth
Ustyuzhanin, Viktor Ivanovich - Chairman of the Board      no information
Barov, Kirill Yuryevich                                    no information
Ilyuschenko, Aleksei Vladimirovich                         no information
Kosinov, Mikhail Ivanovich                                 no information
Novitskaya, Lyudmila Yakovlevna                            no information
Sinelschikov, Andrei Valentinovich                         no information
Timerbulatov, Bulat Ilgizovich                             no information
Shkenev, Dmitry Yuryevich                                  no information


Abbreviated name: LLC ChOP Rostelecom-Bezopasnost
Full name: Limited Liability Company Rostelecom-Bezopasnost Private Security Agency
Location: 2 Deguninskaya St., Moscow, 127486, Russian Federation
The issuer's stake in the legal entity's charter capital: 23.13%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
This is a dormant company; measures are being taken to discontinue the Company's participation in it.
Sole executive body: ......

Full name Year of birth Kholopov, Viktor Petrovich no information Members of the Board of Directors: Full name Year of birth The Board of Directors has not been formed Members of the Management Board:
Full name                                                  Year of birth
The Management Board has not been formed


Abbreviated name: CJSC MS-Trust
Full name: Closed Joint Stock Company MS-Trust
Location: 18/20, Bldg 2 Vorontsovskaya St., Moscow, 109044, Russian Federation The issuer's stake in the legal entity's charter capital: 20.00%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
This is a dormant company; measures are being taken to discontinue the Company's participation in it.
Sole executive body: ......

Full name Year of birth Members of the Board of Directors: Full name Year of birth The Board of Directors has not been formed Members of the Management
Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: CJSC Telmos
Full name: Closed Joint Stock Company Telmos
Location: 15 Zemledelchesky Per., Moscow, 119121, Russian Federation
The issuer's stake in the legal entity's charter capital: 20.00%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Rozinova, Raisa Gennadyevna no information Members of the Board of Directors: Full name Year of birth Lagutin, Vladimir Sergeyevich - Chairman of the Board no information Gurov, Nikolai Mikhailovich no information Kuznetsov, Sergei Ivanovich 1953 Amelyushkin, Mikhail Aleksandrovich no information Kikvadze, Georgy Vakhtangovich no information Members of the Management Board:
Full name                                                   Year of birth
The Management Board has not been formed


Abbreviated name: LLC Medicom-33
Full name: Limited Liability Company Medicom-33
Location: 16 Malakhitovaya St., Moscow, 129128, Russian Federation
The issuer's stake in the legal entity's charter capital: 18.69%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
This is a dormant company; measures are being taken to discontinue the Company's participation in it.
Sole executive body: ......

Full name Year of birth Members of the Board of Directors: Full name Year of birth The Board of Directors has not been formed Members of the Management
Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: LLC Arkhangelskaya GTS
Full name: Limited Liability Company Arkhangelskaya GTS
Location: 4 Priorov St., Moscow, 163071, Russian Federation
The issuer's stake in the legal entity's charter capital: 17.00%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Surovtsev, Sergei Aleksandrovich no information Members of the Board of Directors:
Full name Year of birth The Board of Directors has not been formed Members of the Management Board: Full name Year of birth The Management Board has not been formed


Abbreviated name: LLC Tver Telecom
Full name: Limited Liability Company Tver Telecom
Location: 24 Novotorzhskaya St., Tver, 170000, Russian Federation
The issuer's stake in the legal entity's charter capital: 15.00%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name                                                        Year of birth
Kostenko, Vitaly Stepanovich                                     n/a
Members of the Board of Directors:
Full name Year of birth The Board of Directors has not been formed Members of the Management Board: Full name Year of birth The Management Board has not been formed


Abbreviated name: CJSC Transport Digital Networks
Full name: Closed Joint Stock Company Transport Digital Networks
Location: Posyolok Sosnovka, Odintsovsky District, Moscow Region, 143070, Russian Federation
The issuer's stake in the legal entity's charter capital: 15.00%
The issuer's stake in the legal entity's ordinary shares:
Sole executive body: ......

Full name Year of birth Zavyalov, Valery Petrovich no information Members of the Board of Directors:
Full name                                                Year of birth
Sekerin, Yevgeny Yuryevich - Chairman of the Board       1974
Leonov, Aleksei Ivanovich                                no information
Garanina, Galina Vladimirovna                            no information
Lukyanitsa, V.G.                                         no information
Blinov, Eduard Mikhailovich                              no information
Members of the Management Board:
Full name                                                Year of birth
The Management Board has not been formed


Abbreviated name: Golden Telecom, Inc.
Full name: Golden Telecom, Inc
Location: 1 Kozhevnichesky Pr., Moscow, 115114, Russian Federation
The issuer's stake in the legal entity's charter capital: 14.48%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued Sole executive body: ...... Full name Year of birth Vinogradov,
Aleksandr Yakovlevich n/a Members of the Board of Directors:

Full name                                                Year of birth
Aven, Pyotr - Chairman of the Board                      no information
Androsik, Vladimir Ivanovich                             1975
North, Michael                                           no information
Kelvi, Michael                                           no information
Dunster, Ashley                                          no information
Herman, David                                            no information
Kosogov, Andrei                                          no information
Vinogradov, Aleksandr Yakovlevich                        no information
Abbeluz, Stan                                            no information
Members of the Management Board:
Full name                                                Year of birth
The Management Board has not been formed


Abbreviated name: CJSC Expo-Telecom
Full name: Closed Joint Stock Company Expo-Telecom
Location: 7 Tverskaya St., Moscow, 103375, Russian Federation
The issuer's stake in the legal entity's charter capital: 10.87%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Kalinikhin, Yevgeny Georgiyevich no information Members of the Board of Directors:
Full name                                                Year of birth
Zubarev, Yuri Borisovich - Chairman of the Board         no information
Kadykov, Andrei Yuryevich                                no information
Ostroukhova, Violetta Nikolayevna                        no information
Mikhalevsky, Pyotr Valeryevich                           1975
Kalinikhin, Yevgeny Georgiyevich                         no information
Rudenko, Yuri Semyonovich                                no information
Members of the Management Board:
Full name                                                Year of birth
The Management Board has not been formed


Abbreviated name: JSCOT TV-Inform
Full name: Joint Stock Company of an Open Type TV-Inform
Location: 1 Rusakovskaya Embankment, Moscow, 106076, Russian Federation The issuer's stake in the legal entity's charter capital: 10.50%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Prokofyev, Yuri Anatolyevich no information Members of the Board of Directors: The Board of Directors has not been formed Members of the Management Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: OJSC Avianet
Full name: Open Joint Stock Company Avianet
Location: 37, Bldg 7 Leningradsky Prospect, Moscow, 109052, Russian Federation The issuer's stake in the legal entity's charter capital: 10.30%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
This is a dormant company; measures are being taken to discontinue the Company's participation in it.
Sole executive body: ......

Members of the Board of Directors: The Board of Directors has not been formed Members of the Management Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: CJSC WestBaltTelecom
Full name: Closed Joint Stock Company WestBaltTelecom
Location: 32 Leninsky Pr., Kaliningrad, 236040, Russian Federation
The issuer's stake in the legal entity's charter capital: 10.00%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Moldavsky, Samoil Davidovich no information Members of the Board of Directors:
Full name                                                        Year of birth
Kurd Jacob Gerd - Chairman of the Board                          no information
Mikhalevsky, Pyotr Valeryevich                                   1975
Moldavsky, Samoil Davidovich                                     no information
Blynskaya, Olga Yakovlevna                                       no information
Bredkov, N.G.                                                    no information
Members of the Management Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: CJSC Telecros
Full name: Closed Joint Stock Company Telecros
Location: 27 Presnensky Val St., Moscow, 123557, Russian Federation
The issuer's stake in the legal entity's charter capital: 10.00%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Bukrinsky, Sergei Anatolyevich no information Members of the Board of Directors:
Full name Year of birth The Board of Directors has not been formed Members of the Management Board: Full name Year of birth The Management Board has not been formed


Abbreviated name: CJSC St. Petersburg Telecommunications Center
Full name: Closed Joint Stock Company St. Petersburg Telecommunications Center
Location: 30-32 3rd Line of the Vassilyevsky Island, St. Petersburg, 199053, Russian Federation
The issuer's stake in the legal entity's charter capital: 9.38%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Danilov, Vitaly Ivanovich no information Members of the Board of Directors: Full name Year of birth Gogol, Aleksandr Aleksandrovich - Chairman of the Board no information Solovsky, Gennady Ivanovich no information Vorozheikin, Vladimir Nikolayevich no information Danilov, Vitaly Ivanovich no information Sysoyev, Aleksandr Abramovich no information Members of the Management Board:
Full name                                                   Year of birth
The Management Board has not been formed


Abbreviated name: CJSC Registrator-Svyaz
Full name: Closed Joint Stock Company Registrator-Svyaz
Location: 15a Bolshaya Olenya St., Moscow, 107014, Russian Federation
The issuer's stake in the legal entity's charter capital: 8.64%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued Sole executive body: ...... Full name Year of birth Tolstokhlebov,
Sergei Nikolayevich n/a Members of the Board of Directors:

Full name                                                  Year of birth
Golovchenko, Irina Vladimirovna - Chairman of the Board    no information
Gaiduk, Andrei Alekseyevich                                no information
Kurashova, Valentina Viktorovna                            no information
Losina, Vera Konstantinovna                                no information
Maksimov, Ivan Vladimirovich                               no information
Mokhoreva, Olga Vladimirovna                               1975
Tolstokhlebov, Sergei Nikolayevich                         no information
Florenskaya, Natalia Ivanovna                              no information
Members of the Management Board:
Full name                                                  Year of birth
The Management Board has not been formed


Abbreviated name: CJSC Teleinf
Full name: Closed Joint Stock Company Teleinf
Location: Office 1042, 19 Akademik Korolyov St., Moscow, 127427,
Russian Federation
The issuer's stake in the legal entity's charter capital: 6.25%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Tsyplakov, Vladimir Yevgenyevich no information Members of the Board of Directors:
Full name Year of birth Stepanov, Yevgeny Ivanovich - Chairman of the Board no information Mishin, Yevgeny Ivanovich no information Trofimov, Valery Viktorovich no information Members of the Management Board: Full name Year of birth The Management Board has not been formed


Abbreviated name: CJSC RITs
Full name: Closed Joint Stock Company Russian Information Centers
Location: 3 1st Tverskaya-Yamskaya St., Moscow, 125047, Russian Federation The issuer's stake in the legal entity's charter capital: 6.18%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Members of the Board of Directors: Full name Year of birth The Board of Directors has not been formed Members of the Management
Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: LLC Svyazekspertiza
Full name: Limited Liability Company Svyazekspertiza
Location: 22, Bldg 1 Marksistskaya St., Moscow, 109147, Russian Federation The issuer's stake in the legal entity's charter capital: 5.71%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name Year of birth Gozheruk, Pyotr Vasilyevich no information Members of the Board of Directors: Full name Year of birth The Board of Directors has not been formed Members of the Management Board:
Full name                                                        Year of birth
The Management Board has not been formed


Abbreviated name: CJSC Ramsatcom
Full name: Closed Joint Stock Company Ramsatcom
Location: 35A Leninsky Prospekt, Moscow, 117334, Russian Federation
The issuer's stake in the legal entity's charter capital: 6.55%
The issuer's stake in the legal entity's ordinary shares: preferred shares were not issued
Sole executive body: ......

Full name                                                  Year of birth
Members of the Board of Directors:
Full name                                                  Year of birth
Shherbakov, Vladimir Ivanovich - Chairman of the Board     no information
Matkin, Yuri Ivanovich                                     no information
Mikhalevsky, Pyotr Valeryevich                             1975
Strokov, Oleg Valeryevich                                  no information
Suchkova, Valentina Nikolayevna                            no information
Members of the Management Board:
Full name                                                  Year of birth
The Management Board has not been formed